

THE JONES GROUP

2011 ANNUAL REPORT

THEJONESGROUP

To Our Shareholders:

Over the past few years, we have been undergoing a transformation to enhance our performance by becoming a brand-centric, design-driven organization defined by premier fashion brands and led by the best talent in the industry. As part of our evolution, we are working to unlock the value in our core brands through product enhancement and innovation. At the same time, we are investing in the areas we believe offer the greatest opportunity for revenue and profit growth – upscale and contemporary brands with international potential. We made significant progress in 2011 and look forward to continuing to realize results in 2012.

Strategic Pillars: Transforming The Jones Group to Enhance Profitability

To drive our mission to create the leading global fashion company, we are focused on five strategic pillars: revitalizing our core brands, investing in emerging brands, expanding our international footprint, improving our direct-to-consumer performance and building on our operational excellence.

- **Revitalizing Core Brands**: Our core brands, which include *Nine West, Jones New York, Anne Klein, Gloria Vanderbilt, l.e.i.* and *Easy Spirit,* comprised approximately two-thirds of total Company revenue in 2011 and are the foundation of the Company. These established brands are large and recognized, and they maintain strong consumer loyalty – a powerful asset in the fashion business. We are focused on harnessing the potential of these brands and keeping them modern and relevant by instituting a cohesive, branded point-of-view across all product categories and through enhancement of product design and marketing. *Nine West* is the furthest along in these efforts and is showing solid results. In 2011, we focused on *Jones New York* and *Anne Klein,* and our product introductions for Fall 2012 selling have been greatly advanced. The initial reception by our customers has been exceptional, and we look forward to implementing this strategy across all of our other core brands and delivering product that resonates with shoppers.

- **Investing in Emerging Brands**: Our emerging brands represent our largest growth opportunity in the U.S. and internationally, with the potential to deliver higher margins. Our emerging brands contributed approximately 14% to net revenue in 2011, compared to less than 1% in 2008. These brands, which include *Stuart Weitzman, Kurt Geiger, Robert Rodriguez, Rachel Roy, Jessica Simpson* and *B Brian Atwood,* are expected to contribute approximately 18% to net revenue in 2012. Four years ago, we identified white space in our portfolio where the higher-end brands sit and embarked on a series of acquisitions to build out the portfolio. We have since grown our designer brands by nurturing them to infuse a strong, design-driven perspective in our portfolio.

- **Expanding International Footprint**: Our international revenue grew to approximately 17% of net revenue in 2011, and we expect this segment to contribute approximately 21% to net revenue in 2012. In June 2011, we extended our international presence in a more meaningful way with the acquisition of *Kurt Geiger,* Europe's largest luxury shoe retailer. We also focused on organic growth in key international markets with the expansion of *Jones New York* into Spain and Mexico and through our licensing partnership with GRI in Asia. *Stuart Weitzman* was a strong contributor with approximately 36% international penetration in 2011, and we expect it to continue to grow worldwide.

- **Improving Direct-to-Consumer Performance**: We are improving our performance both in our free-standing retail stores and online. In our company-operated doors, we are enhancing assortments with differentiated product and improving the in-store customer experience, while also closing unprofitable stores. Our outlet stores continued to be solid performers and are also showing improved results through enhanced assortments and in-store environments. In addition to improving our online platforms, we continue to focus on connecting with our consumers by using our online stores as branding tools and as social media vehicles.

- **Building on Operational Excellence**: The Jones Group has proven operational expertise, and we will continue to execute at the highest levels. We have strong cost discipline, well-managed inventories and an experienced and diverse sourcing base. We continue to focus on finding cost efficiencies in the distribution of our products and on enhancing core operating systems.

Brand-Centric Organization Driven By Exceptional Talent

Central to our transformation is the re-alignment of the organization by brand to drive a clear and distinct point-of-view. Through this new brand management approach, each of our brands has a unique identity, which flows through design, marketing and the customer experience, thereby increasing the consumer's connection to the brand and, ultimately, demand. To advance this strategy, we have been attracting some of the most talented individuals in the industry. In late 2011, we welcomed Stefani Greenfield, co-founder of Scoop NYC, in the newly-created position of Chief Creative Officer. In this role, Stefani will act as chief editor and lead the creative departments of The Jones Group's portfolio. We also established a Fashion Office to identify and interpret fashion trends across our brands. In addition, we have added a great deal of powerful talent this year around the entire company.

Strong Financial Position, Positioning for 2012

The Jones Group recorded 2011 net revenues of approximately $3.79 billion in 2011 compared with $3.64 billion in 2010. Earnings per share were $0.61 in 2011, compared with $0.62 in 2010. Returning cash to shareholders remains a priority, and we repurchased approximately $78 million in shares in 2011 and maintained our quarterly dividend. As of December 31, 2011, The Jones Group posted $239 million in cash on the balance sheet, no short-term borrowings and operating cash flow for the year of $272 million. The Company's strong financial position is a result of our focus on working capital management and inventory levels that are well-controlled and aligned with future shipping plans. We continue to focus on controlling expenses and maximizing operational efficiencies, which we believe will further improve margins.

Looking back on our 2011 performance, I am pleased with the progress we are making in many areas, especially the gross margin trend, control of inventory and expenses, and the brand initiatives in progress. Our transformation is off to a strong start, and I expect the pace of change to quicken in 2012. I believe we are taking the right steps to enhance performance and drive long-term growth and success.

I would like to thank our Board of Directors for its guidance and stewardship over the past year. I also thank our shareholders, bondholders, lenders, customers and suppliers for their continued support as we evolve our company. Finally, thank you to our talented management team, designers, merchants and our more than 11,000 hardworking associates worldwide – it is because of their commitment and enthusiasm that we are in the strong position we are today.

Sincerely,



Wesley Card
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______ to ______

Commission file number 1-10746

THE JONES GROUP INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**06-0935166** (I.R.S. Employer Identification No.)
1411 Broadway **New York, New York** (Address of principal executive offices)	**10018** (Zip Code)

Registrant's telephone number, including area code: **(212) 642-3860**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[X] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the New York Stock Exchange composite tape on July 2, 2011, was approximately $921,543,946.

As of February 20, 2012, 82,342,069 shares of the registrant's common stock were outstanding.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The documents incorporated by reference into this Form 10-K and the Parts hereof into which such documents are incorporated are listed below:

Document	Part
Those portions of the registrant's proxy statement for the registrant's 2012 Annual Meeting of Stockholders (the "Proxy Statement") that are specifically identified herein as incorporated by reference into this Form 10-K.	III

DEFINITIONS

As used in this Report, unless the context requires otherwise, "Jones," "our," "us" and "we" means The Jones Group Inc. and consolidated subsidiaries, "SWH" means Stuart Weitzman Holdings, LLC, "GRI" means GRI Group Limited, "Kurt Geiger" means KG Group Holdings Limited, "FASB" means the Financial Accounting Standards Board, "ASC" means the "FASB Accounting Standards Codification®", "ASU" means "Accounting Standards Update" and "SEC" means the United States Securities and Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

This Report includes, and incorporates by reference, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, business and financing plans are forward-looking statements. The words "believes," "expects," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of our expectations or beliefs concerning future events that involve risks and uncertainties, including:

- those associated with the effect of national, regional and international economic conditions;
- lowered levels of consumer spending resulting from a general economic downturn or lower levels of consumer confidence;
- the tightening of the credit markets and our ability to obtain capital on satisfactory terms;
- given the uncertain economic environment, the possible unwillingness of committed lenders to meet their obligations to lend to borrowers, in general;
- the performance of our products within the prevailing retail environment;
- customer acceptance of both new designs and newly-introduced product lines;
- our reliance on a few department store groups for large portions of our business;
- our ability to identify acquisition candidates and, in a competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms;
- the integration of the organizations and operations of any acquired business into our existing organization and operations;
- consolidation of our retail customers;
- financial difficulties encountered by our customers;
- the effects of vigorous competition in the markets in which we operate;
- our ability to attract and retain qualified executives and other key personnel;
- our reliance on independent foreign manufacturers, including political instability in countries where contractors and suppliers are located;
- changes in the costs of raw materials, labor, advertising and transportation, including the impact such changes may have on the pricing of our products and the resulting impact on consumer acceptance of our products at higher price points;
- our ability to successfully implement new operational and financial information systems; and
- our ability to secure and protect trademarks and other intellectual property rights.

All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in this Report in conjunction with the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise.

WEBSITE ACCESS TO COMPANY REPORTS

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our investor relations website at www.jonesgroupinc.com on the same day they are electronically filed with the SEC.

PART I

ITEM 1. BUSINESS

General

We are a leading global designer, marketer and wholesaler of over 35 brands with product expertise in apparel, footwear, jeanswear, jewelry and handbags. We have a reputation for innovation, excellence in product quality and value, operational execution and talent. We also market directly to consumers through branded specialty retail and outlet stores and through our e-commerce sites.

Our internationally recognized brands and licensing agreements (L) include: *Nine West, Jones New York, Anne Klein, Kurt Geiger, Rachel Roy* (L), *Robert Rodriguez, Robbi & Nikki, Stuart Weitzman, B Brian Atwood* (L), *KG, Boutique 9, Easy Spirit, Carvela, Gloria Vanderbilt, l.e.i., Bandolino, Enzo Angiolini, Nine & Co., GLO, Joan & David, Miss KG, Jones Wear, Kasper, Energie, Evan-Picone, Le Suit, Mootsies Tootsies, Grane, Erika, Napier, Jessica Simpson* (L), *Sam & Libby, Givenchy* (L), *Judith Jack, Albert Nipon, Pappagallo* and *Rafe* (L).

Operating Segments

With the addition of Kurt Geiger on June 2, 2011, we have redefined our reportable operating segments to better reflect our expanding international operations. Our operations are now comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels, our own retail locations, international concession arrangements and several e-commerce web sites that we operate and, for licensing, as a percentage of revenues for items sold by our licensees under our trademarks. See "Business Segment and Geographic Area Information" in the Notes to Consolidated Financial Statements.

Domestic Wholesale Sportswear

Our brands cover a broad array of categories for the women's markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain brands offer key item styles, which are less seasonal in nature, on a replenishment basis.

The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Group	Category	Products	Brand	Product Classification
Jones New York	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses, casual tops, outerwear, shorts	*Jones New York* *Jones New York Signature* *Jones New York Sport* *Jones New York Dress* *Jones Wear* *Jones & Co.* *Jones Studio* *J Jones New York*	Career Lifestyle Lifestyle Dresses Dresses, Suits, Career Career Dresses, Suits Lifestyle
Nine West	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses, outerwear, shorts, casual tops	*Nine West Dress* *Nine West Suits*	Dresses Suits
Anne Klein	Bridge	Skirts, blouses, pants, jackets, sweaters, dresses	*Anne Klein New York*	Lifestyle
Anne Klein	Better	Skirts, blouses, pants, jackets, sweaters, vests, dresses, casual tops	*AK Anne Klein* *AK Anne Klein Dress* *AK Sport* *Anne Klein Dress* *Anne Klein Suit*	Lifestyle Dresses Lifestyle Dresses Suits
Rachel Roy	Designer	Skirts, blouses, pants, jackets, sweaters, dresses, outerwear, accessories	*Rachel Roy New York*	Designer
Rachel Roy	Better	Skirts, blouses, pants, jackets, sweaters, dresses	*Rachel Rachel Roy*	Lifestyle
Robert Rodriguez	Designer	Skirts, shorts, pants, casual tops, blouses, jackets, sweaters, dresses	*Robert Rodriguez* *Robert Rodriguez Black Label* *Robbi & Nikki*	Lifestyle Lifestyle Lifestyle
Other	Bridge	Suits	*Albert Nipon*	Suits
Other	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses	*Kasper* *Evan-Picone* *Le Suit*	Suits, Dresses, Sportswear Suits, Dresses, Sportswear Suits

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop better-priced product lines to be sold under private labels.

Domestic Wholesale Jeanswear

Our brands cover a broad array of categories for the women's, juniors and girls markets. Within those brands, our product classifications include jeanswear, casual sportswear and dresses, with a focus on fit, fabric and finish. Jeanswear and casual sportswear are designed and marketed as individual items of jeans, skirts, pants, shorts, jackets, casual tops, dresses, sweaters and related accessories which, while sold as separates, can be combined with each other and with certain of our wholesale better products into groups termed "lifestyle collection" that are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have scheduled shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain brands offer key item styles, which are less seasonal in nature, on a replenishment basis.

The following table summarizes selected aspects of the products sold under our brands:

Group	Products	Brand	Product Classification
Jones New York	Skirts, blouses, pants, jackets, sweaters, casual tops, dresses, jeanswear	*Jones Jeans*	Lifestyle
Gloria Vanderbilt	Skirts, blouses, shorts, jackets, sweaters, jeanswear, capris, casual tops	*Gloria Vanderbilt*	Casual Sportswear
Jessica Simpson	Jeanswear, pants, capris, shorts, skirts, t-shirts, casual tops, blouses, sweaters, dresses, denim jackets, casual jackets	*Jessica Simpson*	Lifestyle
Nine West	Skirts, blouses, pants, jackets, sweaters, casual tops, dresses, jeanswear	*Nine West Denim* *Nine West Vintage America Collection*	Lifestyle Lifestyle
l.e.i.	Skirts, shorts, jeanswear, capris, casual tops, sweaters, dresses	*l.e.i.*	Casual Sportswear
Energie	Skirts, shorts, jackets, sweaters, jeanswear, casual tops, dresses	*Energie*	Casual Sportswear
Other	Skirts, blouses, pants, jackets, sweaters, jeanswear, dresses, casual tops and bottoms	*Bandolino Blu* *GLO* *Grane* *Erika*	Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop moderately-priced product lines to be sold under private labels.

Domestic Wholesale Footwear and Accessories

Our wholesale footwear and accessories operations include the sale of both brand name and private label footwear, handbags, small leather goods and costume, semi-precious, sterling silver, and marcasite jewelry. The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Footwear		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman* *B Brian Atwood*	Accessible Contemporary and Modern Luxury Contemporary
Bridge	*Joan & David*	Sophisticated Classics
Better	*Nine West* *Nine West Vintage America Collection* *Enzo Angiolini* *AK Anne Klein* *Circa Joan & David* *Boutique 9* *Rachel Rachel Roy* *Jones New York*	Contemporary Contemporary Contemporary Modern Classics Traditional Classics Contemporary Contemporary Sophisticated Classics
Upper Moderate	*Bandolino* *Easy Spirit*	Modern Classics Comfort/Fit, Active, Sport/Casuals
Moderate	*Nine & Co.* *Mootsies Tootsies* *Sam & Libby* *Gloria Vanderbilt*	Contemporary Modern Classics Contemporary Contemporary

Accessories		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman*	Handbags
Bridge	*Judith Jack*	Marcasite and Sterling Silver Jewelry
Better	*AK Anne Klein* *Nine West* *Jones New York* *Givenchy* *Rachel Rachel Roy*	Handbags and Costume Jewelry Handbags, Small Leather Goods and Costume Jewelry Costume Jewelry Costume and Fashion Jewelry Handbags and Costume Jewelry
Moderate	*Nine & Co.* *Napier*	Handbags and Small Leather Goods Costume Jewelry

International Wholesale

Our international wholesale operations include the sale of brand-name footwear, handbags, small leather goods, jewelry and apparel to distributors and retailers outside the United States. Our products are distributed in over 75 countries. The following table summarizes selected aspects of the products sold under our brands:

Apparel				
Group	**Category**	**Products**	**Brand**	**Product Classification**
Jones New York	Better	Skirts, blouses, pants, jackets, sweaters, jeanswear, suits, dresses, casual tops, outerwear, shorts	*Jones New York* *Jones New York Signature* *Jones New York Sport* *Jones New York Luxe* *Jones New York Dress* *Jones New York Suit* *Jones Wear* *Jones & Co.* *J Jones New York*	Career Lifestyle Lifestyle/Casual Lifestyle Dresses Suits Dresses Career Lifestyle
Nine West	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses, outerwear, shorts, casual tops, jeanswear	*Nine West Dress* *Nine West Suits* *Nine West Separates*	Dresses Suits Casual
Anne Klein	Bridge	Skirts, blouses, pants, jackets, sweaters, dresses	*Anne Klein New York*	Lifestyle
Anne Klein	Better	Skirts, blouses, pants, jackets, sweaters, vests, dresses, casual tops	*AK Anne Klein* *Anne Klein Dress* *Anne Klein Suit*	Lifestyle Dresses Suits
Rachel Roy	Better	Skirts, blouses, pants, jackets, sweaters, dresses	*Rachel Rachel Roy*	Lifestyle
Other	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses	*Kasper* *Evan-Picone* *Le Suit* *Nipon Boutique*	Suits Dresses Suits Suits

Footwear		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman* *Kurt Geiger*	Accessible Contemporary and Modern Luxury Modern Luxury
Bridge	*Joan & David* *Carvela* *KG*	Sophisticated Classics Contemporary Contemporary
Better	*Nine West* *Enzo Angiolini* *AK Anne Klein* *Circa Joan & David* *Boutique 9* *Miss KG*	Contemporary Contemporary Modern Classics Traditional Classics Contemporary Contemporary
Upper Moderate	*Easy Spirit* *Bandolino*	Comfort/Fit, Active, Sport/Casuals Modern Classics
Moderate	*Nine & Co.* *Mootsies Tootsies* *Sam & Libby*	Contemporary Modern Classics Contemporary

Accessories		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman*	Handbags
Bridge	*KG*	Handbags and Purses, Knitwear, Jewelry, Belts and Travel Accessories
Better	*AK Anne Klein* *Nine West*	Handbags Handbags and Small Leather Goods
Moderate	*Nine & Co.*	Handbags

Domestic Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, our various value-based ("outlet") stores located in major retail locations, and on several e-commerce web sites that we operate. We constantly evaluate both the opportunities for new locations and the results of underperforming locations for possible modifications or closures.

We began 2011 with 759 retail locations and had a net decrease of 87 locations during the year to end the year with 672 locations. We continue to review our retail operations for underperforming locations. As a result of this review, we have decided to close retail locations that no longer provide strategic benefits. During 2011, we closed 102 underperforming locations and anticipate closing additional locations in 2012.

Specialty Retail Stores. At December 31, 2011, we operated a total of 224 specialty retail stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names. Our *Nine West* and *Easy Spirit* retail stores offer selections of certain exclusive styles not marketed to our wholesale customers. Specialty retail stores may also sell products licensed by us, including belts, legwear, outerwear, watches and sunglasses.

The following table summarizes selected aspects of our specialty retail stores at December 31, 2011.

Store Type	Number of locations	Brands offered	Type of locations	Average store size (sq. ft.)
Nine West	124	Primarily *Nine West*	Upscale and regional malls and urban retail centers	1,570
Easy Spirit	57	Primarily *Easy Spirit*	Upscale and regional malls and urban retail centers	1,394
Stuart Weitzman	35	*Stuart Weitzman*	Upscale and regional malls and urban retail centers	1,760
ShoeWoo	8	Various	Urban retail locations	2,552

Outlet Stores. At December 31, 2011, we operated a total of 448 outlet stores. Our shoe stores focus on breadth of product line, as well as value pricing, and offer a distribution channel for our residual inventories. The majority of the shoe stores' merchandise consists of new production of current and proven prior season's styles, with the remainder of the merchandise consisting of discontinued styles from our specialty retail footwear stores and wholesale divisions. The apparel stores focus on breadth of product line and value pricing. In addition to our brand name merchandise, these stores also sell merchandise produced by our licensees.

The following table summarizes selected aspects of our outlet stores at December 31, 2011.

Store type	Number of locations	Brands offered	Type of locations	Average store size (sq. ft.)
Nine West	156	Primarily *Nine West*	Manufacturer outlet centers	2,845
Jones New York	121	Primarily *Jones New York*	Manufacturer outlet centers	3,841
Easy Spirit	93	Primarily *Easy Spirit*	Manufacturer outlet centers	3,387
Kasper	76	Primarily *Kasper* and *Le Suit*	Manufacturer outlet centers	2,653
Stuart Weitzman	2	*Stuart Weitzman*	Manufacturer outlet centers	1,900

Internet. At December 31, 2011, we operated e-commerce web sites at www.jny.com, www.ninewest.com, www.easyspirit.com, www.stuartweitzman.com, www.anneklein.com and www.rachelroy.com. Through these web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our applicable corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

International Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, our various value-based ("outlet") stores located in major retail locations, through concessions located in department stores and through a number of airports in the United Kingdom and Ireland. We regularly evaluate both the opportunities for new locations and the results of underperforming locations for possible modifications or closures.

We began 2011 with 44 retail locations, added 197 with the acquisition of Kurt Geiger (of which 147 were concession locations), added 58 concession locations for our new Spanish retail business and opened a net 16 additional locations during the year to end the year with 315 locations.

Retail Stores. At December 31, 2011, we operated a total of 66 specialty retail stores and 39 outlet stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names.

The following table summarizes selected aspects of our retail stores at December 31, 2011.

Store Type	Number of locations	Brands offered	Countries of Operation	Average store size (sq. ft.)
Kurt Geiger	51	Primarily *Kurt Geiger, KG* and *Carvela*	United Kingdom, Ireland	1,821
Stuart Weitzman	7	*Stuart Weitzman*	France, Italy, Monaco, Spain	1,230
Kurt Geiger Outlet	5	Primarily *Carvela* and *KG*	United Kingdom	1,530
Nine West	4	Primarily *Nine West*	United Kingdom	1,303
Specialty Apparel	4	Various	Canada	4,603
Outlet Apparel	34	Various	Canada	3,855

Concessions. At December 31, 2011, we operated a total of 210 concession locations, which are located within department stores in Europe. The concession locations focus on breadth of product line. In addition to our brand name merchandise, certain stores also sell merchandise produced by other manufacturers.

The following table summarizes selected aspects of our concession locations at December 31, 2011.

Concession type	Number of locations	Products offered	Countries of Operation	Average size (sq. ft.)
Kurt Geiger	151	Multi-branded footwear and accessories	United Kingdom, Ireland, Italy, France	1,793
Jones New York	58	Apparel and costume jewelry	Spain	909
Stuart Weitzman	1	Footwear and accessories	France	290

Other. We also have *Nine West, Enzo Angiolini, AK Anne Klein, Easy Spirit, Stuart Weitzman* and *Kurt Geiger* retail locations operated by licensees throughout the world. For more information, see "Licensing of Company Brands."

Internet. At December 31, 2011, we operated e-commerce web sites at www.kurtgeiger.com, www.ninewest.co.uk and www.shoeaholics.com, in addition to websites operated by various concessions. Through these web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our applicable corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

Licensed Brands

We have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy which expires on December 31, 2012 (the parties are currently discussing a further renewal). The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

We had an exclusive license to produce and sell women's footwear under the *Dockers®* and *Dockers® Women* trademarks in the United States (including its territories and possessions) pursuant to an agreement with Levi Strauss & Co. The agreement, which expired on December 31, 2011, required us to pay a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

We have an exclusive, worldwide license with Rachel Roy IP Company, LLC, a limited liability company in which we own a fifty percent interest, to design, develop, produce and distribute women's apparel, footwear, handbags, small leather goods and costume jewelry under the *Rachel Roy* and *RR & Design* trademarks and variations and derivatives thereof including *Rachel Rachel Roy*. The agreement, which remains in force as long as we remain in business and continue to utilize the rights granted to us thereunder, requires us to pay a percentage of net sales as royalty payments as set forth in the agreement.

We have a sub-license agreement with VCJS, LLC ("VCJS") to design, develop, produce and distribute in the United States, Mexico and Canada *Jessica Simpson* jeanswear and sportswear under the *Jessica Simpson* (signature) trademark which VCJS licenses from With You, Inc. ("WYI"). The agreement, which expires on December 31, 2014 (October 15, 2014 if the master license between WYI and VCJS is not renewed), requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2023.

We had an exclusive licensing and distribution agreement with G-III Apparel Group, Ltd. ("G-III") to design, develop, produce and distribute men's jeans, casual pants, shorts, jackets, woven and knit tops, t-shirts and sweaters in the United States and its territories and possessions, including Puerto Rico, under the *Andrew Marc, Marc New York* and *Marc Moto, A Rebel Division of Andrew Marc* trademarks. The agreement, which was set to expire on December 31, 2015, required us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement. This agreement was terminated in 2011.

We have an exclusive licensing and distribution agreement with BKA International, Inc. ("BKA") to design, develop, produce and distribute footwear and accessory products in the United States and its territories and possessions, including Puerto Rico, and Canada under the *B Brian Atwood* trademark. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales against guaranteed minimum royalty and creative director fees as set forth in the agreement. The agreement contains a renewal option under certain conditions through December 31, 2021.

We had an exclusive licensing and distribution agreement with Sanctuary Clothing, Inc. ("Sanctuary") to design, develop, produce and distribute ready-to-wear women's clothing in the United States under the *Live Life by Sanctuary* trademark for sale exclusively to Sears and Sears.com. The agreement, which was set to expire on December 31, 2013, required us to pay a percentage of net sales as set forth in the agreement. No minimum payments were required under this agreement. This agreement was terminated in 2011.

We have an exclusive licensing and distribution agreement with Rafe IP Holdings LLC ("Rafe"), a company affiliated with one of our employees, to design, develop, produce and distribute women's footwear, handbags, small leather goods and jewelry in the United States, Australia, Canada, Japan, the Philippines, Singapore and Korea under the *Rafe* and *Rafe New York* trademarks. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2026.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *French Connection* trademark pursuant to an agreement with French Connection Limited ("French Connection"), which expires on December 31, 2012. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *Lipsy* trademark pursuant to an agreement with Lipsy Limited ("Lipsy"), which expires on March 18, 2015. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement.

Design

Our apparel product lines have design teams that are responsible for the creation, development and coordination of the product group offerings within each line. We believe our design staff is recognized for its distinctive styling of garments and its ability to update fashion classics with contemporary trends. Our apparel designers travel throughout the world for fabrics and colors, and stay continuously abreast of the latest fashion trends. In addition, we actively monitor the retail sales of our products to determine and react to changes in consumer trends.

For most sportswear lines, we will develop several groups in a season. A group typically consists of an assortment of skirts, jeanswear, pants, shorts, jackets, blouses, sweaters, t-shirts and various accessories. Since different styles within a group often use the same fabric, we can redistribute styles and, in some cases, colors, to fit current market demand. We also have a key item replenishment program for certain lines which consists of core products that reflect little variation from season to season.

Our footwear and accessories product lines are developed by a combination of our own design teams and third-party designers, which independently interpret global lifestyle, clothing, footwear and accessories trends. To research and confirm such trends, the teams travel extensively in Asia, Europe and major American markets, conduct extensive market research on retailer and consumer preferences, and subscribe to fashion and color information services. Each team presents styles that maintain each brand's distinct personality. Samples are refined and then produced. After the samples are evaluated, lines are modified further for presentation at each season's shoe shows and accessory markets.

Our jewelry brands are developed by separate design teams. Each team presents styles that maintain each brand's distinct personality. A prototype is developed for each new product where appropriate. Most prototypes are produced by our contractors based on technical drawings that we supply. These prototypes are reviewed by our product development team, who negotiate costs with the contractors. After samples are evaluated and cost estimates are received, the lines are modified as needed for presentation for each selling season.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees. VCJS, French Connection and Lipsy have the right to approve the concepts and designs of all products produced and distributed for the *Jessica Simpson, French Connection* and *Lipsy* product lines, respectively. Similarly, Givenchy BKA and Rafe also provide design services to us for our licensed products and have the right to approve our designs for the *Givenchy, B Brian Atwood* and *Rafe* product lines, respectively.

Purchasing, Manufacturing and Quality Control

Apparel

Apparel sold by us is produced in accordance with our design, specification and production schedules through an extensive network of independent factories located throughout the world, primarily in Asia, with additional production located in the Middle East and Africa. Nearly all our apparel products were manufactured outside North America during 2011. Our apparel products are manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance.

We believe that outsourcing our products allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and costs of managing a larger production work force. Our fashion designers, production staff and quality control personnel closely examine garments manufactured by contractors to ensure that they meet our high standards.

Our comprehensive quality control program is designed to ensure that raw materials and finished goods meet our exacting standards. Fabrics and trims for garments manufactured are inspected by either independent inspection services or by our contractors upon receipt in their warehouses, and most production is inspected by our quality control personnel during the manufacturing process. Our quality control program includes inspection of both prototypes of each garment prior to cutting by the contractors and a sampling of production garments upon receipt at our warehouse facilities or third-party distribution centers to ensure compliance with our specifications.

Our foreign manufacturers' operations are primarily monitored by our personnel located in Hong Kong, mainland China and the Middle East, buying agents located in other countries and independent contractors and inspection services. Finished goods are generally shipped to our warehouses for final inspection and distribution.

In addition, our apparel products are tested to ensure compliance with applicable consumer product safety laws and regulations.

For our sportswear and jeanswear businesses, we occasionally supply the raw materials to our manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are purchased by the factories from a number of domestic and foreign textile mills and converters.

Our primary raw material in our jeanswear business is denim, which is primarily purchased from leading mills located in the Pacific Rim and sub-continent. Denim purchase commitments and prices are negotiated on a regular basis. We perform our own extensive testing of denim, cotton twill and other fabrics to ensure consistency and durability.

We do not have long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate. Our products have historically been purchased from foreign manufacturers in pre-set United States Dollar prices. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility of the United States Dollar against major world currencies, coupled with higher labor and raw material costs being experienced by some of our foreign manufacturers, primarily in China, could cause our manufacturing costs to fluctuate significantly.

We believe our extensive experience in logistics and production management underlies our success in coordinating with contractors who manufacture different garments included within the same product group. We also contract for the production of a portion of our products through a network of foreign agents. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

We believe that the quality and cost of products manufactured by our apparel suppliers provide us with the ability to remain competitive. We have historically experienced little difficulty in satisfying finished goods requirements, and we consider our source of supplies adequate.

Footwear and Accessories

To provide a steady source of inventory, we rely on long-standing relationships with manufacturers in Asia and Europe. We work primarily through independent buying agents for footwear and jewelry and primarily through our own offices for handbags and small leather goods. We do not have formal purchase agreements with any of our manufacturers. Allocation of production among our manufacturing resources is determined based upon a number of factors, including manufacturing capabilities, delivery requirements and pricing.

During 2011, nearly all our footwear products (excluding *Stuart Weitzman, Kurt Geiger* and *B Brian Atwood*) were manufactured by independent footwear manufacturers located in Asia (primarily China).

Stuart Weitzman products and *Kurt Geiger* and *B Brian Atwood* footwear products are primarily manufactured in both independent and related factories in Europe, primarily in Spain and Italy. The majority of other Kurt Geiger footwear products (*Carvela, KG* and *Miss KG*), purchased from third-party manufacturers, are primarily manufactured in Asia or South America (primarily Brazil). Our handbags and small leather goods are sourced through our own buying office in China, which utilizes independent third party manufacturers also located primarily in China. Our products have historically been purchased in pre-set United States Dollar prices, although *Stuart Weitzman* products are primarily purchased in Euros, and *Kurt Geiger* products are purchased in a combination of Pounds and Euros, in addition to U.S. Dollars. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility in the exchange rates between the United States Dollar and these currencies could cause our manufacturing costs to fluctuate significantly.

For footwear and jewelry, quality control reviews are done on-site in the factories by our third-party buying agents primarily to ensure that material and component qualities and fit of the product are in accordance with our specifications. For handbags and small leather goods, quality control reviews are done on-site in the factories by our own locally-based inspection technicians. Our quality control program includes approval of prototypes, as well as approval of final production samples to ensure they meet our high standards. In addition, our footwear and accessories products are tested for compliance with applicable consumer product safety laws and regulations, including California Proposition 65.

We believe that our relationships with our Chinese, European and South American manufacturers provide us with a responsive and adequate source of supply of our products. We also believe that purchasing a significant percentage of our products through independent third-party manufacturers allows us to maximize production flexibility while limiting our capital expenditures, work-in-process inventory and costs of managing a larger production work force. Because of the footwear manufacturing techniques used by our manufacturers, individual production lines can be quickly changed from one style to another, and production of certain styles can be completed in as few as four hours, from uncut leather to boxed footwear.

We place our projected orders for each season's styles with our manufacturers prior to the time we have received all of our customers' orders. Because of our close working relationships with our third party manufacturers (which allow for flexible production schedules and production of large quantities of footwear within a short period of time), many of our orders are finalized only after we have received orders from a majority of our customers. As a result, we are better able to meet sudden demands for particular designs, more quickly exploit market trends as they occur, reduce inventory risk and more efficiently fill reorders booked during a particular season.

Our jewelry products are manufactured primarily by independently-owned jewelry manufacturers in Asia. Sourcing the majority of our products from third-party manufacturers enables us to better control costs and avoid significant capital expenditures, work in process inventory, and costs of managing a larger production workforce. Our products have historically been purchased from Asian manufacturers in pre-set United States Dollar prices. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility in the exchange rates between the United States Dollar against major world currencies, coupled with higher labor and raw material costs being experienced by some of our foreign manufacturers, primarily in China, could cause our manufacturing costs to fluctuate significantly.

Forecasts for basic jewelry products are produced on a rolling 12-week basis and are adjusted based on point of sale information from retailers. Manufacturing of fashion jewelry products is based on marketing forecasts and sales plans; actual orders are received several weeks after such forecasts are produced.

We believe that the quality and cost of products manufactured by our footwear and accessories suppliers provide us with the ability to remain competitive. We have historically experienced little difficulty in satisfying finished goods requirements, and we consider our source of supplies adequate. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

Imports and Import Restrictions

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The United States, China and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

On January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation and exported after January 1, 2005 are no longer subject to quota restrictions. The lifting of quotas and expiration of general safeguard provisions allows retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries, which could allow us to improve the quality of our products for a given cost or allow us to concentrate production in the most efficient markets. In addition, if the prices of the imported goods can be shown to be less than those offered by other domestic producers from that country for the same items, the U.S. International Trade Commission may recommend that anti-dumping duties be imposed on those goods. As a result, we are unable to predict the long-term effects of the lifting of quota restrictions and related events on our results of operations.

We monitor duty, tariff and quota-related developments and continually seek to minimize our potential exposure in these areas through, among other measures, geographical diversification of our manufacturing sources, the maintenance of overseas offices and shifts of production among countries and manufacturers.

Because our foreign manufacturers are located at significant geographic distances from us, we are generally required to allow greater lead time for foreign orders, which reduces our manufacturing flexibility. Foreign imports are also affected by the high cost of transportation into the United States and the effects of fluctuations in the value of the U.S. Dollar against foreign currencies in certain countries.

In addition to the factors outlined above, our future import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries and restrictions on the transfer of funds.

Marketing

Our ten largest customer groups, principally department stores, accounted for approximately 50% of gross revenues in 2011. Macy's, Inc. ("Macy's"), our largest customer in 2011, accounted for 19% of our 2011 gross revenues.

We believe that several significant trends are occurring in the apparel, footwear and accessories industry. We believe a trend exists among our major customers to expand the differentiation of their offerings and to achieve strategic advantages over competitors by devoting more resources to the development of exclusive products—whether products that the retailer designs (private labels) or exclusive brands produced for the retailer by national brand manufacturers. Retailers are placing more emphasis on developing their brand images and building strong images for their private label merchandise. Exclusive brands, as the term implies, are only available from a specific retailer, and thus customers loyal to these brands can only find them in the stores of that retailer. We have responded to this trend by leveraging our design, production and marketing capabilities to develop and provide private label products for certain customers and products under certain of our brands to select customers, such as providing *l.e.i.* products exclusively to Wal-Mart Stores Inc. ("Walmart"), *Rachel Rachel Roy* products exclusively to Macy's and *GLO* products exclusively to Kmart Corporation ("Kmart"). While the private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores, creating more competition, we believe that national brands are often preferred by the consumer.

Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In the future, retailers may have financial problems or continue to consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and shipping levels and the ongoing financial performance and credit status of our customers.

We also believe that consumers will continue to increase their purchasing of apparel, footwear and accessories through e-commerce web sites. Through our e-commerce web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

We believe retail demand for our products is enhanced by our ability to provide our retail accounts and consumers with knowledgeable sales support. In this regard, we have an established program to place retail sales specialists in many major department stores for many of our brands, including *Jones New York, Jones New York Sport, Jones New York Signature, Kasper, Anne Klein, Stuart Weitzman* and *Jessica Simpson*. These individuals have been trained by us to support the sale of our products by educating other store personnel and consumers about our products and by coordinating our marketing activities with those of the stores. In addition, the retail sales specialists provide us with firsthand information concerning consumer reactions to our products. In addition, we have a program of designated sales personnel in which a store agrees to designate certain sales personnel who will devote a substantial portion of their time to selling our products in return for certain benefits.

Sportswear products are marketed to department stores and specialty retailing customers during "market weeks," which are generally four to six months in advance of the corresponding industry selling seasons. While we typically will allocate a six-week period to market a sportswear line, most major orders are written within the first three weeks of any market period.

We introduce new collections of footwear six times per year and showcase our footwear collections at industry-wide shoe shows, held quarterly in New York City and semi-annually in Las Vegas. We introduce new handbag and small leather goods collections at market shows that occur five times each year in New York City. Jewelry products are marketed in New York City showrooms through individual customer appointments and at five industry-wide market shows each year. Retailers visit our showrooms at these times to view various product lines and merchandise.

We market our footwear, handbag and small leather goods businesses with certain department stores and specialty retail stores by bringing our retail and sales planning expertise to those retailers. Under this program, members of branded division management who have extensive retail backgrounds work with the retailer to create a "focus area" or "concept shop" within the store that displays the full collection of a single brand in one area. These individuals assist the department and specialty retail stores by: providing advice about appropriate product assortment and product flow; making recommendations about when a product should be re-ordered; providing sales guidance, including the training of store personnel; and developing advertising programs with the retailer to promote sales of our products. In addition, our sales force and field merchandising associates for footwear, handbags and small leather goods recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. The goal of this approach is to promote high retail sell-throughs of our products. With this approach, customers are encouraged to devote greater selling space to our products, and we are better able to assess consumer preferences, the future ordering needs of our customers, and inventory requirements.

We work closely with our wholesale jewelry customers to create long-term sales programs, which include choosing among our diverse product lines and implementing sales programs at the store level. A team of sales representatives and sales managers monitors product performance against plan and is responsible for inventory management, using point-of-sale information to respond to shifts in consumer preferences. Management uses this information to adjust product mix and inventory requirements. In addition, field merchandising associates recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. Retailers are also provided with customized displays and store-level merchandising designed to maximize sales and inventory turnover. By providing retailers with in-store product management, we establish close relationships with retailers, allowing us to maximize product sales and increase floor space allocated to our product lines. We have also placed retail sales specialists in major department stores to support the sale of our jewelry products.

Advertising and Promotion

We employ a cooperative advertising program for our branded products, whereby we share the cost of certain wholesale customers' advertising and promotional expenses in newspapers, magazines, digital and other media up to either a preset maximum percentage of the customer's purchases or an agreed-upon rate of contribution. An important part of the marketing program includes prominent displays of our products in wholesale customers' fashion catalogs as well as in-store shop displays.

We have multi-dimensional advertising campaigns (comprised of print, outdoor, digital, social, video and event-based strategies) for *Jones New York, Nine West* (including a dedicated advertising campaign for *Nine West Vintage America Collection*), *l.e.i., Anne Klein, Rachel Roy, B Brian Atwood, Stuart Weitzman* and *Kurt Geiger.*

Jones New York

In 2011, *Jones New York* continued the Empowering Your Confidence campaign, which celebrates the brand's 40 year legacy of dressing women for success. The Empowering Your Confidence campaign is inspired by and captures, through imagery and video, the tremendous impact working women have had on all aspects of American life. The campaign includes multi-faceted initiatives in media, networking and philanthropy with national and local components.

The Spring and Fall 2011 national advertising campaigns, shot by Peter Lindbergh, featured top models including Patti Hansen, Julia Stegner, Hilary Rhoda and Elaine Irwin, and focused on wardrobe classics – the White Shirt and the Broadway Blazer. The Spring campaign also featured a regional Power Women of D.C. initiative, which highlighted five prominent local, successful women in their respective workplaces. Photographed by Norman Jean Roy, the campaign featured continuing Brand Ambassador Dee Dee Myers, as well as Executive Vice President of Patient Care at The Children's Hospital Nellie Robinson, Emmy Award winning journalist Sheila Brooks and Georgetown Cupcake's Sophie LaMontagne and Katherine Kallinis. *Jones New York* sought out women to feature in this campaign who have built, created, and nurtured businesses, ideas, and people – the embodiment of empowerment and confidence.

The Jones New York 2011 Empowering Your Confidence platform was multi-dimensional. Images and communications appeared in national newspapers and magazines, including *Vogue, Elle, InStyle, The New York Times, The Washington Post,* and *Women's Wear Daily,* on New York City and Washington D.C. taxi tops, Taxi TV and bus shelters, on prominent billboards in New York City, as well as on web sites including HuffingtonPost.com, Monster.com and USAToday.com.

The 2011 phase of the Empowering Your Confidence campaign also featured several multi-faceted initiatives.

- Dee Dee Myers continued her role as the national ambassador for the Empowering Your Confidence campaign by serving as the editor for The Little Black Book of Career Advice, writing journal entries for JNY.com about empowerment themes and mentoring JNY Empowerment Fund winners. Ms. Myers also hosted the second annual Jones New York Power Lunch in Washington, D.C., where *Jones New York* awarded the second round of Empowerment Fund grants, spent a day with grant winners and gave the women insight and advice to help guide their projects.

- The Empowerment Fund continued to award monetary grants as a catalyst to help women reach their personal, professional, and community goals. Six women from the Washington, D.C. area joined the original class of nine women from the New York area. Grants totaling $30,000 were given to members of the Washington, D.C. class, whose business initiatives ranged from creating a learning-friendly mobile application for children to a community exercise program, to a website designed to help disadvantaged residents of a county find affordable healthcare options. Dress for Success and Ladies That Launch are both partners in this initiative. JNY.com features videos of the Empowerment Fund winners telling their stories. A dedicated print campaign was also launched in magazines (including *Real Simple, Elle* and *More*) to support the Empowerment Fund initiatives.

- The Little Black Book of Career Advice continued to gain momentum. Originally launched with over 100 quotes of career wisdom from influential women, the book was re-developed to allow all women to upload their pictures and quotes to continue to build a dynamic, socially interactive and shareable digital book.

- Our *Jones New York* outlet locations continue to be a testing and development ground for new brand strategies as we look for new opportunities and ways to express the JNY System of Dressing. We embarked on an enhanced visual campaign for the outlets – both in-store and in window displays. Window visuals highlighted a specific key classic item each month with a coordinating in-store campaign showing customers "7 Ways To Wear" that item.

Rachel Roy

In 2011, the *Rachel Roy* brand continued to gain significant momentum at all levels. Rachel Roy continues to be a style muse and influencer and is regularly featured on blogs and in magazines for both her designs and personal style choices. Celebrities continue to wear both *Rachel Roy* and *Rachel Rachel Roy* products and are featured frequently in magazines such as *People, US Weekly* and *Life & Style.* Fans include celebrities and performers such as Sheryl Crow, Halle Berry, Gwyneth Paltrow, Jessica Alba, Sarah Jessica Parker, Jennifer Garner, Molly Sims and Selma Blair, as well as First Lady Michelle Obama.

In 2011, Rachel Roy was the Red Carpet style host for EXTRA TV for the Academy Awards. In addition, Rachel Roy was named a columnist for *InStyle* magazine, answering readers' questions on fashion and style. She also joined *The Huffington Post* as a contributor, penning articles on topics such as entrepreneurship and philanthropy.

The *Rachel Roy* designer brand hosted the 2011 Young Fellows Ball at The Frick Collection to continue to support the arts and partnered with *Vogue* magazine on the Runway To Green initiative to bring attention to the use of sustainable materials in design. Rachel Roy also filmed and edited a documentary capturing the preparation and showing of her Spring 2012 line at September's Fashion Week, which premiered exclusively on AOL.com.

During 2011, Rachel Roy continued her cultural collaborations that paired the *Rachel Roy* brand with unique partners to help create innovative product and content for the brand. The Spring collaboration featured professional surfer Karina Petroni and a capsule collection of three footwear styles inspired by Ms. Petroni's favorite surf spots. The Fall collaboration featured NBA basketball star Amar'e Stoudemire and casual, cool, courtside chic items such as letterman's jackets, basketball inspired tees and sweatshirts, and leather shorts. Rachel Roy and Amar'e Stoudemire made personal appearances together at Macy's Herald Square during Fashion's Night Out 2011 to support the collection.

Rachel Roy continued her Kindness Is Always Fashionable philanthropic platform by creating two limited edition totes to help disaster relief. In response to the devastating Pakistan floods, Ms. Roy enlisted celebrity friends including Jay-Z and Oprah Winfrey to sign a tote, from which a portion of profits were donated to UNICEF to aid in the relief. After the earthquake and tsunami in Japan, Ms. Roy created another limited edition tote, with proceeds donated to Global Giving. In the latter part of 2011, Ms. Roy traveled to Haiti with Macy's Chairman Terry Lundgren and Martha Stewart to partner with Haitian artisans to bring to market a three-piece jewelry capsule collection for holiday gift giving. This capsule collection creates jobs for artisans in Haiti, and its special packaging helps tell the artisans' stories. Rachel Roy also filmed and edited a five-minute award-winning film entitled "Move," featuring dancers moving in items from the Spring 2012 *Rachel Roy* lookbook.

Nine West

During 2011, the *Nine West* brand continued its focus on permeating cool, culturally relevant niches with the introduction of the *Shoelaborations* initiative, a program of design collaborations with talented designers, artists and musicians which brings emerging talent and product innovations into the market. Partnerships with designers Sophie Theallet and Giles Deacon kicked off the program.

The casual lifestyle *Nine West Vintage America Collection* brand was supported through a collaboration with Karen Elson (model, fashion muse and musician), continuing the brand's connection with the music culture. A print and online campaign featured the collection created by Ms. Elson in both traditional magazines such as *Vogue*, as well as independent books such as V Paper and Interview. During Fashion Week, the brand hosted a musical performance at Beauty & Essex, with a pop up shop to generate buzz, sales and donations to the charity Soles4Souls. The brand also benefitted from an integrated and high profile intensification program at the Bon-Ton Stores with tagged ads, events, in-store visual outposts, a "text to win" campaign and online media.

B Brian Atwood

Awarded the 2011 Footwear Launch of the Year award by *Footwear News*, the *B Brian Atwood* collection has developed a sizeable viral social following through Internet videos, such as the "Vibrant Tears Killer Heels" video released in November 2011.

Stuart Weitzman

In September 2011, *Stuart Weitzman* engaged LIPMAN, the New York advertising agency known for its work with noted luxury and fashion brands, which started work on a brand positioning/creative concept that will begin with the Spring/Summer 2012 campaign and will build over the course of the next several seasons. It is designed to move the brand profile from that of a great shoemaker to an internationally desired name in the entry price point to luxury retail. We believe this strategic new partnership will be key in bringing to life a visual platform and articulating a powerful, engaging and emotionally resonant vision for the future.

The new visual advertising campaign by renowned Peruvian fashion and celebrity photographer Mario Testino features *Vogue* cover model and actress Natalia Vodianova and will run in the U.S., Italy, France, Spain and Asia, on billboards in Los Angeles, New York and Miami, and on kiosks in Paris during Fashion Week.

Other domestic advertising channels include event strategies in major markets that utilize magazine partners to generate buzz with social influencers and the media. Internationally, catalogues presenting trend selections are mailed to select mailing lists and existing clients.

Kurt Geiger

Key elements of *Kurt Geiger*'s 2011 marketing strategy included prominent advertising campaigns in the United Kingdom national press and fashion magazines and innovative in-store displays. *Kurt Geiger* maintains a long-term partnership with Conde Nast UK and was the exclusive sponsor of the *Vogue* AW 2011 Catwalk Guide and GQ Men's Shoe Guide.

Additionally, in 2011 *Kurt Geiger* launched "Everything But The Dress" (EBTD) to incorporate a contemporary accessories line into the product range. With conceptual advice from European creative agency Saturday, the advertising campaign features supermodel Anja Rubik, who has previously appeared in advertising campaigns for leading global designers (including Givenchy, Christian Dior and Chanel). *Kurt Geiger*'s in-house public relations creative team oversaw the conception and execution of the EBTD window re-design in free-standing stores and implementation of new media tactics, such as blogging and digital advertising, in order to amplify the impact of the project.

Given the strong recognition and brand loyalty already afforded our brands, we believe these campaigns will serve to further enhance and broaden our customer base. Our in-house creative services departments oversee the conception, production and execution of virtually all aspects of these activities. We also believe that our retail network promotes brand name recognition and supports the merchandising of complete lines by, and the marketing efforts of, our wholesale customers.

Backlog

We had unfilled customer orders of approximately $1.0 billion at December 31, 2011 and $1.2 billion at December 31, 2010. These amounts include both confirmed and unconfirmed orders which we believe, based on industry practice and past experience, will be largely confirmed. The amount of unfilled orders at a particular time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and scheduling of the manufacture and shipping of the product, which in some instances is dependent on the desires of the customer. Backlog is also affected by a continuing trend among customers to reduce the lead time on their orders. Due to these factors, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Licensing of Company Brands

We have entered into various license agreements under which independent licensees either manufacture, market and sell certain products under our trademarks in accordance with designs furnished or approved by us or distribute our products in certain countries where we do not do business. These licenses, the terms of which (not including renewals) expire at various dates through 2015, typically provide for the payment to us of a percentage of the licensee's net sales of the licensed products against guaranteed minimum royalty payments, which typically increase over the term of the agreement.

The following table sets forth information with respect to select aspects of our licensing business:

Brand	Category
Jones New York	Men's Belts, Small Leather Goods (U.S.)
	Men's Belts, Small Leather Goods (Canada)
	Men's Neckwear (Canada)
	Men's Neckwear (U.S.)
	Men's Sportswear, Sweaters, Knit Shirts, Woven Shirts, Finished Bottom Slacks and Outerwear (Canada)
	Men's Tailored Clothing, Dress Shirts, Outerwear, Dress Slacks (Canada)
	Men's Sleepwear (Canada)
	Men's Tailored Clothing, Formal Wear (U.S., Mexico, Philippines)
	Men's Umbrellas (U.S.)
	Men's and Women's Optical Eyewear (U.S., Canada, Argentina, Aruba, Australia, Bahamas, Barbados, Belize, Benelux, Bolivia, Chile, Colombia, Costa Rica, Cyprus, Denmark, Dominican Republic, Ecuador, El Salvador, Finland, France, French Guiana, Guatemala, Honduras, Indonesia, Ireland, Israel, Jamaica, Korea, Kuwait, Lebanon, Mexico, Netherlands Antilles, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Qatar, Russia, Saudi Arabia, South Africa, Suriname, Sweden, Thailand, Trinidad, Turkey, United Arab Emirates, Uruguay, Venezuela)
	Women's Costume Jewelry (Canada)
	Women's Swimwear (U.S.)
	Women's Legwear (U.S.)
	Women's Leather Outerwear (U.S., Mexico)
	Women's Outerwear, Rainwear (U.S., Mexico, Spain)

Brand	Category
	Women's Wool Coats (U.S., Mexico, Spain) Women's Outerwear, Wool Coats, Rainwear (Canada) Women's Scarves, Wraps (U.S., Canada, Bermuda, Mexico, Spain) Women's Sleepwear, Loungewear, Daywear, Foundations (U.S., Canada, Bermuda, Mexico) Women's Sunglasses (U.S., Canada) Women's Umbrellas, Rain Accessories (U.S.) Retail rights for Women's Apparel (Saudi Arabia)
Albert Nipon	Men's Tailored Clothing (U.S.)
Evan-Picone	Men's Tailored Clothing (U.S.)
Energie	Men's Denim, Sportswear and Footwear (U.S.) Boys' Denim and Sportswear (4-6x and 8-20) (U.S.)
Gloria Vanderbilt	Handbags (U.S.) Intimate Apparel, Sleepwear (U.S.)
GLO Jeans	Junior Footwear (U.S.) Junior Handbags (U.S.)
GRANE	Junior Outerwear (U.S.)
Joan & David	Manufacturing and Retail Distribution Rights for Apparel, Footwear, Handbags (China, Hong Kong, Korea, Macau, Malaysia, Philippines, Singapore, Taiwan, Thailand)
Easy Spirit	Slippers (U.S., Canada)
Stuart Weitzman	Children's Footwear (U.S., Hong Kong, Italy, Spain, Germany, Croatia, Greece, Austria, Bahrain, Dubai, Indonesia, United Kingdom, Russia) *Stuart Weitzman* footwear and accessories (Canada)
Nine West	Belts (U.S., Canada, Bermuda, Mexico, Spain) Casual Legwear (U.S., Canada) Gloves, Cold Weather Accessories (U.S., Canada) Hats (U.S., Canada) Leather, Wool, Casual Outerwear, Rainwear (U.S., Canada, Spain) Optical Eyewear (U.S., Canada, China, Mexico) Optical Eyewear (U.S., Canada, Mexico, Rest of the World)(launch 2012) Ophthalmic Eyewear (U.S., Canada, Mexico, Rest of the World) Sunglasses (U.S., Canada, Spain) Fragrance (Worldwide) Women's Sneakers (U.S.) Children's Footwear (U.S.) Manufacturing and Wholesale and Retail Distribution Rights for Apparel, non-exclusive retail rights for Belts, Cold Weather Accessories, Hats, Luggage, Sunglasses, Coats, Legwear, Scarves, as well as Sleepwear, Swimwear, Fragrances and Cosmetics if such items are made available in the Territory, Footwear, Handbags, Jewelry & non-exclusive retail rights for Watches (China, Hong Kong, Macau, Malaysia, Singapore, Taiwan, Thailand)
Nine & Co.	Intimate Apparel, Sleepwear (U.S.) Sunglasses (U.S.)
Anne Klein New York and *AK Anne Klein*	Belts (U.S., Canada, Mexico, Bermuda) Home Sewing Patterns (Worldwide) Hosiery, Casual Legwear (U.S., Canada) Outerwear, Wool Coats, Leather Outerwear, Rainwear (U.S., Canada) Scarves, Cold Weather Accessories, Gloves (U.S., Canada, Bermuda) Sleepwear, Loungewear (U.S., Canada) Luggage (U.S., Canada, Bermuda, Mexico, United Kingdom) Sunglasses, Optical Eyewear (Worldwide) Watches (Worldwide) Manufacturing and Wholesale and Retail Distribution Rights for Apparel (Japan) Retail and Wholesale Distribution Rights for Handbags, non-exclusive retail rights for Footwear (Japan)

Brand	Category
	Sublicensed Wholesale and Retail Distribution Rights for Jewelry (Japan) Manufacturing and Wholesale and Retail Distribution Rights for Apparel, Handbags and Accessories, non-exclusive retail rights for Footwear (Korea) Manufacturing and Wholesale Distribution rights for Scarves, Handkerchiefs, Cold Weather Accessories & Umbrellas (Korea) Retail and Wholesale Distribution Rights for Apparel (Central America, South America, Caribbean, Dominican Republic) Retail Rights for Belts, Eyewear, Coats, Sleepwear, Socks, Scarves, Swimwear, Fragrances and Cosmetics if any such items are made available in the Territory, non-exclusive rights for Footwear, Handbags, Jewelry & Watches (Central America, South America, Caribbean, Dominican Republic) Retail Rights for Apparel, Belts, Sunglasses, Coats, Socks, Scarves, Swimwear, as well as Sleepwear, Fragrances if such items are made available in the Territory, non-exclusive rights for Footwear, Handbags, Jewelry & Watches (Saudi Arabia) Retail and Wholesale Distribution Rights for Apparel, non-exclusive rights for Belts, Sunglasses, Coats, Socks, Scarves, Swimwear, as well as Sleepwear, Fragrances if such items are made available in the Territory, Footwear, Handbags, Jewelry & Watches (China, Hong Kong, Indonesia, Macau, Malaysia, Singapore, Taiwan, Thailand) Retail Distribution Rights for Apparel, Belts, Scarves, Sleepwear and Socks, non-exclusive rights for Footwear, Handbags, Small Leather Goods, Eyewear, Jewelry & Watches (Philippines)
Anne Klein Coat	Outerwear, Wool Coats, Leather Outerwear, Rainwear (U.S., Canada)
International footwear and accessories retail/ wholesale distribution	*Nine West* and *Enzo Angiolini* retail locations (Bahrain, Kuwait, Oman, Jordan, Pakistan, Qatar, the United Arab Emirates) and *AK Anne Klein* retail locations and wholesale distribution rights for *AK Anne Klein* footwear and accessories (Bahrain, Kuwait, Oman, Qatar, the United Arab Emirates) *Nine West* and *AK Anne Klein* retail locations (Saudi Arabia, Lebanon, Egypt) *Nine West* retail locations and wholesale distribution rights for *Nine West, AK Anne Klein, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories and *AK Anne Klein, Circa Joan & David, Sam & Libby* and *Mootsies Tootsies* footwear (Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama) *Nine West* retail locations and wholesale distribution rights for *Nine West, Anne Klein, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories and *AK Anne Klein, Circa Joan & David, Sam & Libby* and *Mootsies Tootsies* footwear (Colombia, Ecuador, Venezuela, the Dominican Republic, French Guiana, Guyana, Suriname, the Caribbean Islands) *Nine West* and *AK Anne Klein* retail locations and wholesale distribution rights for *Nine West* and *AK Anne Klein* footwear and accessories (Greece, Bulgaria, Cyprus, Malta) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Chile, Peru, Uruguay) and wholesale distribution rights for *Enzo Angiolini* footwear and accessories (Chile) *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* footwear and accessories (Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, the People's Republic of China, the Philippines, Singapore, Taiwan, Thailand, Vietnam, Cambodia) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (South Africa) *Nine West, AK Anne Klein, Enzo Angiolini* and *Westies* retail locations, wholesale distribution rights for *Nine West* footwear and accessories and *Nine West Vintage America, Nine & Co, Enzo Angiolini, Westies* and *AK Anne Klein* footwear, and manufacturing rights for *Westies* footwear (Mexico) Retail locations for *Nine West* (Turkey, Romania, Kazakhstan, Azerbaijan, Ukraine), *AK Anne Klein* (Turkey) and *Enzo Angiolini* (Turkey) and wholesale distribution rights for *Nine West, Enzo Angiolini, Circa Joan & David, Boutique 9* and *AK Anne Klein* footwear (Turkey) *Nine West, AK Anne Klein* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, AK Anne Klein* and *Easy Spirit* footwear and accessories (Israel) *Nine West* retail locations, wholesale distribution rights for *Nine West, Enzo Angiolini, Easy Spirit, Bandolino, Nine & Co.* and *Westies* footwear and accessories and *AK Anne Klein, Circa Joan & David, Joan & David, B. Atwood, Sam & Libby* and *Mootsies Tootsies* footwear (Canada)

Brand	Category
	Nine West retail locations (the United Kingdom, Ireland, the Channel Islands) and wholesale distribution rights for *Nine West* and *Easy Spirit* footwear and accessories (the United Kingdom, Ireland, the Channel Islands)
	Nine West retail locations and wholesale distribution rights for *Nine West, AK Anne Klein* and *Enzo Angiolini* footwear and accessories (Spain, Portugal, Andorra)
	Nine West retail locations (Russia, Poland)
	Nine West retail locations (France)
	Nine West and *Enzo Angiolini* retail locations and wholesale distribution rights for *Nine West* and *Enzo Angiolini* footwear and accessories (Australia, New Zealand)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Bosnia-Herzegovina, Croatia, Macedonia, Montenegro, Serbia, Slovenia)
	Nine West retail locations (India)
	Wholesale distribution rights for *Nine West, Napier* and *AK Anne Klein* costume jewelry (Canada)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Sydney, Melbourne and Brisbane, Australia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Canada)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Beijing, China)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Hong Kong and Singapore)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Qatar)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Germany)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Greece)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Indonesia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Tel Aviv, Israel)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Forte dei Marmi, Italy)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Serravalle, Italy)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Torino, Italy)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Capri, Italy)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Malaysia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Mexico)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Moscow, Russia)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (St. Barth)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Zurich, Switzerland)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Korea)
	Kurt Geiger retail locations (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Miss KG wholesale distribution rights (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Kurt Geiger retail locations (Turkey)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (Turkey)
	Miss KG wholesale distribution rights (Turkey)
	Kurt Geiger retail locations (Russia)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (Russia)

Brand	Category
	Miss KG wholesale distribution rights (Russia)
	Kurt Geiger retail locations (Lebanon)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (Lebanon)
	Miss KG wholesale distribution rights (Lebanon)

Investment in GRI

On June 20, 2008, we acquired a 10% equity interest in GRI, an international accessories and apparel brand management and retail-distribution network, for $20.2 million. On June 24, 2009, we increased our equity interest to 25% for an additional $15.2 million. The selling shareholders of GRI are entitled to receive an additional cash payment equaling 60% of the amount of GRI's fiscal year 2011 net income that exceeds a certain threshold. GRI, which (including its franchisees) operates approximately 1,100 points of sale in 13 Asian countries, is the exclusive licensee of several of our brands in Asia, including *Nine West, Anne Klein New York, AK Anne Klein, Easy Spirit, Enzo Angiolini* and *Joan & David*. GRI also distributes other women's apparel, shoes and accessory brands.

Trademarks

We utilize a variety of trademarks which we own, including *Nine West, Jones New York, Jones New York Signature, Jones New York Sport, Jones New York Jeans, Jones Wear, Evan-Picone, Erika, Energie, Easy Spirit, Enzo Angiolini, Bandolino, Nine & Co., Westies, Pappagallo, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Judith Jack, Gloria Vanderbilt, GLO, l.e.i., Anne Klein, Anne Klein New York, AK Anne Klein, Kasper, Le Suit, Grane, Boutique 9, Stuart Weitzman, Kurt Geiger, KG, Miss KG, Carvela, Robert Rodriguez* and *Robbi & Nikki*. We have registered or applied for registration for these and other trademarks for use on a variety of items of apparel, footwear, accessories and/or related products and, in some cases, for retail store services, in the United States and certain other countries. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2025. Certain brands such as *Jones New York* are sold under several related trademarks; in these instances, the range of expiration dates is provided. All marks are subject to renewal in the ordinary course of business if no third party successfully challenges such registrations and, in the case of domestic and certain foreign registrations, applicable use and related filing requirements for the goods and services covered by such registrations have been met.

Trademark	Expiration Dates	Trademark	Expiration Dates	Trademark	Expiration Dates
Jones New York	2012-2021	*Nine & Co.*	2012-2013	*Kasper*	2018-2021
Jones New York Sport	2013	*Napier*	2019	*Le Suit*	2018
Evan-Picone	2013-2018	*Judith Jack*	2012-2020	*Joan & David*	2012-2019
Nine West	2012-2021	*Energie*	2015-2019	*Mootsies Tootsies*	2013-2020
Easy Spirit	2013-2020	*Gloria Vanderbilt*	2012-2020	*Sam & Libby*	2013-2020
Enzo Angiolini	2015-2020	*l.e.i.*	2012-2020	*Stuart Weitzman*	2013-2020
Bandolino	2014-2021	*Anne Klein*	2012-2021	*Robert Rodriguez*	2018

We carefully monitor trademark expiration dates to provide uninterrupted registration of our material trademarks. We also license the *Givenchy, Rachel Roy, Rachel Rachel Roy, Jessica Simpson, B Brian Atwood, Rafe, Rafe New York, French Connection* and *Lipsy* trademarks (see "Licensed Brands" above).

We also hold numerous patents expiring at various dates through 2021 (subject to payment of annuities and/or periodic maintenance fees) and have additional patent applications pending in the United States Patent and Trademark Office. We regard our trademarks and other proprietary rights as valuable assets which are critical in the marketing of our products. We vigorously monitor and protect our trademarks and patents against infringement and dilution where legally feasible and appropriate.

Employees

At December 31, 2011, we had approximately 6,690 full-time employees, consisting of approximately 5,300 in the U.S. and approximately 1,390 in foreign countries. This total includes approximately 2,270 in quality control, production, design and distribution positions, approximately 2,060 in administrative, sales, clerical and office positions and approximately 2,360 in our retail stores. We also employ approximately 5,370 part-time employees, of which approximately 5,270 work in our retail stores.

Approximately 70 of our employees located in Vaughan, Ontario are members of the Teamsters Local Union 847, which has a collective bargaining agreement with us expiring on March 31, 2012. Approximately 30 of our employees located in New York, New York are members of UNITE HERE, which has a collective bargaining agreement that expires on May 31, 2013. We consider our relations with our employees to be satisfactory.

Corporate Responsibility Programs

Factory Monitoring

We implemented a comprehensive monitoring program in 1996. Through independent agreements with domestic and foreign manufacturers that produce our products, we monitor compliance with The Jones Group Standards for Contractors and Suppliers (the "Standards"). Our monitoring program evaluates our largest volume global contract factories at least annually for approved factories, and more frequently for factories with major non-conformances. With 23 employees spread across four countries, our compliance staff is multi-lingual, with the majority holding a post-secondary education degree. In addition to our internal staff, we retain a number of recognized, unaffiliated third party workplace compliance audit firms to conduct factory audits on our behalf. In 2011, 897 audits were conducted, of which 250 audits, or 28%, were conducted unannounced.

Although there are no perfect monitoring systems, we are constantly improving our program in order to address compliance issues that we encounter. In August 2006, we instituted a scorecard system to assign risk levels objectively based on audit results. The scorecard concept is a data-driven process with the underlying premise that not all violations should be treated equally, and that some findings are more serious and not as easily corrected as others. By comparing audit results, the scorecard system allows us to evaluate and determine where monitoring is needed most. Over time, audit scores reflect the compliance status of a factory, making it a useful tool for internal production divisions to benchmark their factories, vendors and agents when making sourcing decisions.

To facilitate factories' understanding of our expectations and compliance requirements, we have in place the Jones Corporate Compliance Guidebook, a comprehensive guide to our compliance standards. The purpose of the guidebook is to provide suppliers with a detailed, informative and easy-to-follow reference of our expectations in the areas that we monitor. The Guidebook includes country-specific supplements, which contain an overview of the legal requirements unique to a country. To date, we have made the guidebook and supplements available in three languages - English, Chinese and Vietnamese.

Beyond Monitoring

Reliance on audits alone creates the risk that whatever improvements we do see may be temporary and cosmetic. To address this, a large part of our compliance program emphasizes uncovering the root causes of factory noncompliance and providing factories with the tools and training needed to sustain a viable long-term compliance program.

The basic goal of our "beyond monitoring" programs is to increase factories' abilities to establish a sustainable management system. We support a model of partnering with suppliers to achieve sustainable compliance through proactive solutions. We have come to understand that factories must embed ethical business practices based on strong management systems into all of their business operations.

Our beyond monitoring programs focus on providing factories with the tools and knowledge to take responsibility for their social compliance practices. From our experience, the process is complicated and challenges factories' standard business practices. Recognizing this, we have taken the approach of dividing the programs into three phases: knowledge transfer, knowledge absorption and knowledge implementation. Together, these phases create a continuous process of feedback, reinforcement and improvement.

Since 2007, we have facilitated numerous training programs which include human resource management, health and safety, and managing employment relations. In 2011, we conducted 45 training sessions which were attended by 379 suppliers.

Periodically, we issue a Compliance Newsletter in China for our sourcing partners. The newsletter includes corporate social responsibility ("CSR") topics in focus, updates of laws and regulations and our monitoring program, as well as capacity-building events information. The quarterly newsletter serves as a supplementary communication channel with our suppliers. Ultimately, we believe that if we can help factories to build effective management systems, we can facilitate and empower factories to create sustainable solutions.

Our compliance specialists work closely with factories producing our products to develop and implement sustainable management systems for labor. By working with the factories one-on-one, we have seen marked improvements in many of our factories, in areas such as wages and benefits, health and safety, employees' understanding of their rights under the local labor laws and communication between management and workers.

Additionally, we maintain strong relationships with local and U.S. government officials, the International Labour Organization ("ILO") and other multilateral institutions, non-governmental organizations ("NGOs") and trade union representatives. These relationships promote ongoing dialog and enable us to address issues proactively as they arise in the field.

Internal Alignment

The effectiveness of any supply chain monitoring effort is dependent on the cooperation and collaboration among different divisions across a company. On a daily basis, our compliance group communicates the compliance status of suppliers to internal business units and provides advice on how we can work together to help key factories to improve. We recognize that in order for factories to make progress in their labor and health and safety practices, our internal business units must understand the principles embodied in the Standards and support monitoring efforts with their influence over factories. We issue periodic CSR newsletters to all our employees, to communicate our compliance efforts, the major issues that affect factories' compliance, and the important CSR issues of the day.

Engagement with Other Interested Parties

Like any multinational company, our business practices impact a diverse group, including business associates, governments, trade unions, NGOs and both employees working for us and for the factories making our products. A key element in our compliance program is engagement with these parties, which encompasses issues of factory compliance and human rights, and occurs at various levels - factory, community and multi-lateral initiatives.

At the factory level, we hold ongoing and regular one-on-one meetings with our key suppliers in-country as well as in our corporate offices. Periodically we participate in multi-brand summits in major sourcing countries that bring together a wide variety of partners and provide them with opportunities for exchanging ideas and concerns. These meetings give participants a forum for working together to identify challenges and opportunities in the countries in which they operate, as well as to complete case studies based on real-life situations encountered through the monitoring and engagement process. Invitees to these summits may also include agents, trade unions, NGOs and local and U.S. government officials. Individual meetings in-country with interested stakeholders also occur outside of the multi-brand summits. Ongoing communications with local constituents makes it possible for us to stay informed and anticipate potential problems before they occur.

We have been actively involved in the ILO's Better Work program, along with other recognized international brands. The program provides a platform for brand cooperation and benefits our suppliers by reducing their number of audits, which allows them to focus more of their time toward sustainable improvements. The Better Work program combines independent factory assessments with advisory and training services to support practical improvements in factories. We are currently involved with the Better Work program in Cambodia, Jordan and to a limited extent Vietnam, where the program is voluntary. By fully supporting Better Work in countries where the government has made it mandatory, we have committed to accepting ILO monitoring reports and have stopped auditing factories in these countries.

We continue to engage with Partner Africa, an international development organization tackling poverty in Africa by helping small-scale producers and promoting ethical trade, to build its social auditing programs in Africa. The proceeds that Partner Africa receives from conducting social audits for brands, including ours, provides support for its programs, such as capacity building and developing new social audit teams in countries not currently serviced. The goal of all of these efforts is to facilitate improvements in the labor conditions throughout our supply chain.

Philanthropy and Community Involvement

We strive to be a trusted and responsible member of the communities in which we work and live. To accomplish this goal, we promote and support employees to make a positive impact, through a combination of monetary and product donations and volunteer support. In 2011, we and our associates contributed time and money to a number of causes at the local community, national and global levels.

Jones New York in the Classroom

In May 2005, we launched a charitable cause initiative, including the establishment of Jones New York In The Classroom, Inc., a not-for-profit corporation, with an initial grant from us of $1 million. In the years thereafter, we increased our total grants to over $6.5 million. Since its launch, we have supported events to raise public awareness of Jones New York In The Classroom and its goals for teachers and education, as well as initiatives to encourage our employees to participate in volunteer opportunities and fundraising for Jones New York In The Classroom and the other three non-profit organizations it supported: TeachersCount, Fund For Teachers and Adopt-A-Classroom. Each of these non-profit organizations supports teachers in the critical areas of recruitment, retention/recognition, and daily needs in the classroom.

Jones New York In The Classroom has partnered with TeachersCount on a Public Service Announcement ("PSA") program which features celebrities and their favorite teachers to help raise the profile and stature of the profession of teaching. 2011 PSAs included CC Sabathia and Maya Moore, among others, resulting in a total of 35 PSAs funded with Jones New York In The Classroom's donations since 2005.

Jones New York In The Classroom's donations to Fund for Teachers since 2005 has resulted in over 1,000 grants by Fund for Teachers to teachers to pursue further education and training.

In September 2011, we continued our annual Shop For Education program in participating Macy's stores. Shop For Education Week is a week for women to shop for the cause by purchasing items in selected *Jones New York* apparel lines. We donated a portion of the selling price of each item up to a total of $300,000 to Jones New York In The Classroom to benefit the three nonprofit organizations it supports. *Jones New York* also again sold an exclusive t-shirt during Shop For Education Week in 2011, from which all profits were donated to Jones New York In The Classroom. Since 2005, we have sold more than 68,000 exclusive t-shirts to benefit Jones New York In The Classroom.

Our 2011 Back To School, Back To Style contest in partnership with *Everyday with Rachael Ray* magazine asked readers nationwide to nominate a deserving teacher who has touched their communities. We received thousands of heartfelt nominations and, in the end, chose five winning teachers who were flown to New York City for a *Jones New York* shopping spree at Macy's and treated to a head-to-toe makeover personally styled by JNY Style Guy, Lloyd Boston. The teachers were able to show off their new looks at their own fashion photo shoot and on national television on *The Rachael Ray Show*. The audience members, all teachers, received parting gifts – Lloyd Boston's latest book, The Style Checklist, and their own classrooms adopted by Jones New York In The Classroom through Adopt-A-Classroom.

Our corporate employees continued to have the opportunity to volunteer up to three hours of paid time off each month in educational facilities in their local communities, bringing the total number of volunteer hours committed by our employees to the cause since its launch to more than 772,000. We recognized these volunteers with our annual Apple Awards. Winners were nominated by their peers for their dedication to the cause and were honored with a personalized letter from our Chief Executive Officer and a $100 gift card as a token of our appreciation.

Corporate volunteer projects have included school makeovers, which transform schools with new paint, refurbishment of teacher's lounges, new supplies for teachers and children, and new playground equipment or murals. Each of our business locations was encouraged to raise or budget funds to adopt a classroom to help with daily classroom needs through Adopt-A-Classroom. Since 2005, more than 1,200 classrooms were adopted by Jones New York In The Classroom and through the cause initiative.

In December 2011, after re-evaluating the cause initiative, we decided to evolve the cause program beyond education and to encourage our associates to become involved in a broad range of charitable causes. As an outgrowth of our change in the cause initiative, on December 22, 2011, the not-for-profit corporation was formally dissolved.

Nine West Runway Relief

We continue to raise funds and awareness for Fashion Targets Breast Cancer ("FTBC"), The Council of Fashion Designers of America's charitable organization, through the Nine West Runway Relief Program. The program, now in its second year, aims to marshal the forces of the fashion and modeling industries to step out for a cause.

For the second consecutive year, we enlisted top fashion models participating in New York Fashion Week to wear a limited edition *Nine West* boot. These unique boots are equipped with The Fitbit Wireless Activity Tracker, a pedometer that tracks the number of steps each model takes during Fashion Week - from castings and fittings to post-fashion show fêtes. In 2011, individual members of the public could donate money to the cause. In addition to the public donations, in 2011, we donated $212,000 to FTBC. Building on the success of the Runway Relief Program, *Nine West* will become the exclusive brand partner for FTBC starting in 2012. *Nine West* will be responsible for the creation of all FTBC merchandise.

Jones New York Empowerment Fund

We created the Jones New York Empowerment Fund to serve as a catalyst to help women reach their personal, professional, and community goals through monetary grants. Grants are awarded to a unique group of women each year who embody the meaning of empowerment, to help them pursue their dreams. Since 2010, the Jones New York Empowerment Fund has awarded 15 grants to help women develop their business ideas and/or continue their education.

St Jude's Children's Research Hospital

St. Jude's Thanks and Giving is a holiday campaign in which shoppers, celebrities and national corporate partners unite to help St. Jude's Children's Research Hospital fight childhood cancer. Once again, we participated as a corporate partner from November 20, 2011 through December 31, 2011. We donated more than $800,000 in 2011, which includes in-store and online customer donations, as well as donations from our corporate associates through our company match program.

Anne Klein Breast Cancer Research Foundation Campaign

Anne Klein again partnered with Breast Cancer Research Foundation ("BCRF") in an awareness campaign during September and October 2011 in which a limited edition *AK Anne Klein* bracelet and watch were sold to raise awareness of BCRF's commitment to preventing and finding a cure for breast cancer by funding clinical and translational research worldwide. *Anne Klein* created the limited edition pieces in memory of its founder Anne Klein, who died of breast cancer at the height of her career, and donated $50,000 to BCRF to honor her legacy.

Stuart Weitzman Cancer Programs

Stuart Weitzman has long supported research in the field of women's cancers and has communicated on this platform as a way to help educate the valued women who wear our shoes. In Fall 2011, *Stuart Weitzman* partnered with Scarlett Johansson, Hayden Panettiere, Olivia Palermo and Michelle Trachtenberg to create the Young Hollywood Cares Collection. Each actress co-designed a shoe with Mr. Weitzman, and 100% of the profits will be donated to support Dr. Marsha Moses' research in ovarian cancer at the Folkman Institute in Boston, Massachusetts. Prior to this program, *Stuart Weitzman* raised money for ovarian and breast cancer in other innovative ways, which included ping pong matches played by Mr. Weitzman against celebrities and customers in the Madison Avenue store in New York and shoe art auctions at www.stuartweitzman.com of shoes decorated by celebrities.

Other Programs

We also took part in a number of other national and industry-sponsored fundraising events. These efforts included monetary and/or product donations to charitable organizations which included the American Heart Association, Dress for Success, The Educational Foundation for the Fashion Industries, Fashion Footwear Association of New York Shoes on Sale, Council of Fashion Designers of America Fashion Awards, American Jewish Committee, Women in Need, Volunteers of America, March of Dimes, Fashion Delivers Charitable Foundation, Inc. and Two Ten Footwear Foundation.

On a global level, we donated product to various charitable organizations worldwide. These organizations include Soles4Souls and Fashion Delivers, which donate shoes or apparel to people in need in the United States and abroad.

Our Hong Kong office participates in a community service program annually by organizing and hosting a carnival in the lowest-income neighborhood in Hong Kong.

The Greening of Jones

With a goal of reducing our carbon footprint and minimizing other environmental impacts, we have established an Executive Green Committee to explore environmental opportunities throughout the company. The Executive Green Committee consists of 15 strategic business executives having direct impact on our decisions to incorporate green initiatives. Additionally, we have identified 142 of our associates to be "eco-ambassadors" working in parallel with the Executive Green Committee to raise environmental awareness among employees, exemplify green practices in the workplace, and brainstorm new ways to increase efficiencies and adopt environmentally-friendly practices.

In 2011 we undertook our first environmental assessment (eco-footprint) of our North American operations and inbound logistics. The eco-footprint identifies, quantifies and assesses the environmental impacts associated with operating retail stores, offices, business travel, and inbound product shipments from the factories. The footprint utilized primary data collected by us, our vendors, utility providers and building engineers, as well as industry averages to quantify energy usage, water withdrawal and solid waste generation. The primary objective of this report is to use the findings to identify and evaluate opportunities for environmental improvements and to create actionable, quantifiable goals.

Undertaking this assessment has allowed us to focus on the environmental impact of the actions we have taken to reduce our carbon footprint, as well as process improvements currently underway or planned. Key initiatives are listed below.

Logistics Initiatives

- We planned a decrease in the percentage of units shipped by air. In 2010, air shipments were over 11% of total product weight shipped. For 2011, air shipments were reduced to approximately 4% of total weight shipped. These efforts resulted in a significant reduction of greenhouse gas emissions in addition to decreased shipping costs.

- We greatly reduced time, transit miles and costs by utilizing third-party logistics providers ("3PLs") on the East and West coasts to supplement our own distribution centers. Products are transported an average of 50 miles using 3PLs rather than an average of 1,100 miles using our distribution centers. We anticipate this change will reduce miles traveled by approximately 5.6 million in 2011, further reducing our greenhouse gas emissions.

- We are increasingly relying on rail (intermodal) transportation rather than trucks to move product received from our suppliers on the West Coast to two of our East Coast distribution centers, resulting in reduced costs and emissions. For shipments moved through these transportation routes, we increased our products shipped by rail to approximately 50% in 2011, compared with approximately 10% in 2010, further reducing greenhouse gas emissions.

- We have authorized our carrier partners shipping to the Middle East to utilize refrigerated containers for shipments. These containers would otherwise return empty. Utilizing the empty containers results in cost and greenhouse gas savings, although the impact has not been quantified.

- 53-foot containers are used for West Coast operations wherever possible. The result is that the same amount of product is shipped on fewer trucks. The impact of this change has not been quantified.

- We have implemented a distribution center by-pass program, which enables product to be shipped directly to the customer from the port, eliminating travel to our warehouses or 3PLs. Approximately 1.6 million units were transported through the DC by-pass program in 2011, reducing miles traveled. The impact of this program has not been quantified.

Retail Initiatives

- As of December 31, 2011, 75-watt halogen light fixtures had been replaced with 16-watt light-emitting diode ("LED") fixtures in 94 stores. On average, the stores had 89 bulbs per store. The estimated annual savings for these 94 stores is:

  - 1,801,618 kilowatt hours ("kWh") electricity savings,
  - 3,008,697 pounds of greenhouse gas savings and
  - an annual cost savings of $216,194.

  The expense recovery period is approximately two years or less using estimates for cost per kWh, average operating hours per year and installation cost. The expense recovery period may change if actual inputs vary from the estimates used. Additional stores are planned for LED lighting replacements in 2012.

- As of December 31, 2011, T12 fluorescent ballast fixtures had been replaced with T8 fluorescent fixtures in 150 stores. On average, each store replaced 35 ballast fixtures. The estimated annual savings for these 150 stores is:

- 1,283,888 kWh electricity savings,
- 2,144,092 pounds of greenhouse gas savings and
- an annual cost savings of $154,067.

The expense recovery period is approximately three years or less, using estimates for cost per kWh, average operating hours per year, and installation cost. The expense recovery period may change if actual inputs vary from the estimates used. Additional stores are planned for T8 ballast replacements in 2012.

- As of December 31, 2011, heating, ventilation and air conditioning ("HVAC") systems had been replaced in 40 stores where the existing systems were outdated, inefficient or not working properly. Energy and cost savings are estimated based on the actual results of five stores before and after the installation of the new systems. The estimated annual savings for these 40 stores is:

  - 587,976 kWh electricity savings,
  - 504 therms natural gas savings,
  - 988,497 pounds of greenhouse gas savings and
  - an annual cost savings of $92,608.

Additional stores are planned for HVAC system replacement in 2012.

In addition to the initiatives summarized above, in all new stores, we are installing occupancy light sensors in stock rooms and bathrooms and using light sensing ("light-stat") thermostats that limit temperature setting changes and allow for automatic shut off at night.

Distribution Center Initiatives

- Continuing on prior year initiatives, during the fourth quarter of 2011 we completed the replacement of 400-watt metal halide lamps and T12 fluorescent fixtures at our Tennessee location with more efficient technology. As a result, we expect to achieve results similar to those from previous projects, including a significant increase in overall lighting in the facility, and considerable estimated reduction in emissions, specifically:

  - 4,073,710 kWh electricity savings,
  - 6,080,565 pounds of greenhouse gas savings and
  - an annual cost savings of $479,894 (including maintenance savings).

- Inbound corrugated cardboard boxes received from the factories that are opened are reused, where possible, at our own distribution centers. This reuse of boxes, where approximately 996,000 pounds of material weight were saved, translated into 2011 cost savings of approximately $415,000.

- Product shipments to fulfill orders from our e-commerce websites are shipped in envelopes instead of boxes where possible, to reduce shipping weight and materials.

Reduce the Use

Our REDUCE THE USE campaign has been put in place to create awareness, to decrease our use of paper and other supplies and to lower the overall costs of paper products. Our U.S.-based non-retail associates are paid electronically and can access their pay stubs through a secure web site. This system eliminates the printing of paychecks for employees, saving paper, printing, and shipping costs. We use filtered-water water coolers in all distribution centers and office locations in our U.S. locations. Further, we use hand dryers in all our U.S. apparel distribution facilities in lieu of paper towels.

Recycling

We have a longstanding practice to recycle where we can in our business processes. For several years, our distribution centers have recycled cardboard and plastic packaging, and our office locations have recycled paper and purchasing recycled and recycling toner cartridges for printers and copiers. During 2011, we recycled 2,023 tons of cardboard, 60 tons of plastic packaging, 327 tons of wood pallets, 268 tons of miscellaneous waste (including white paper, glass, metal and plastic) and 61 tons of electronic equipment, including cell phones and rechargeable batteries.

ITEM 1A. RISK FACTORS

There are certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Risks and uncertainties that could adversely affect us include, without limitation, the following factors.

The success of our business depends on our ability to retain the heritage of and evolve our brands and to develop product offerings that resonate with our existing customers and attract new customers.

Our success depends, in large part, on our ability to consistently anticipate, gauge and respond to customers' demands and tastes and fashion trends in the design, pricing, style and production of our products. Any failure on our part to anticipate, identify and respond effectively to those demands, tastes and trends could adversely affect acceptance of our products. If that occurs, we may need to employ increased levels of markdowns or promotional sales to dispose of excess, slow-moving inventory or we may miss opportunities to increase sales, either of which would harm our business and profitability. Our success also depends on our ability to effectively define, protect, evolve and promote our brands to expand our customer base while continuing to appeal to our existing customers. Merchandise missteps could negatively impact the image of our brands with our customers and result in diminished loyalty to our brands, which would adversely impact our business.

The apparel, footwear and accessories industries are heavily influenced by general economic cycles that affect consumer spending. A prolonged period of depressed consumer spending would have a material adverse effect on us.

The apparel, footwear and accessories industries have historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that affect consumer spending habits, which could negatively impact our business. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A continuation or worsening of the current downturn in the economy may affect consumer purchases of our products and adversely impact our growth and profitability.

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on us.

The apparel, footwear and accessories industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on our ability to anticipate and respond promptly to changing consumer preferences and fashion trends in the design, styling and production of our products and in the merchandising and pricing of products in our retail stores. If we do not identify consumer preferences and fashion trends and respond appropriately with speed that fulfills customer needs, we may miss opportunities, and consumers may not purchase our products. This would result in reduced sales and profitability and in excess inventories, which would have a material adverse effect on us.

We believe that consumers in the United States are shopping less in department stores (our traditional distribution channel) and more in other channels, such as specialty shops, mid-tier locations and e-commerce websites where value is perceived to be higher. In response, our strategy involves adding new distribution channels, increasing investment in our core brands by focusing on design, quality and value and implementing new and enhanced retail systems. Despite our efforts to respond to these trends, there can be no assurance that these trends will not have a material adverse effect on us.

The loss of or a significant reduction of business with any of our largest customers would have a material adverse effect on us.

Our ten largest customer groups, principally department stores, accounted for approximately 50% of revenues in 2011. Macy's, Inc. accounted for approximately 19% of our 2011 gross revenues.

We believe that purchasing decisions are generally made independently by department store units within a customer group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. A decision by the controlling owner of a customer group of department stores to modify those customers' relationships with us (for example, decreasing the amount of product purchased from us, modifying floor space allocated to apparel in general or our products specifically, or focusing on promotion of private label products rather than our products) could have a material adverse effect on us. Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. To the extent any of our key customers reduces the number of vendors and consequently does not purchase from us, this would have a material adverse effect on us.

In the future, retailers may have financial problems or consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could further increase the concentration of our customers. The loss of any of our largest customers, or the bankruptcy or material financial difficulty of any large customer, would have a material adverse effect on us. We do not have long-term contracts with any of our customers, and sales to customers generally occur on an order-by-order basis. As a result, customers can terminate their relationships with us at any time or under certain circumstances cancel or delay orders.

The apparel, footwear and accessories industries are highly competitive. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

Apparel, footwear and accessories companies face competition on many fronts, including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to retail outlets and sufficient floor space.

There is intense competition in the sectors of the apparel, footwear and accessories industries in which we participate. We compete with many other manufacturers and retailers, some of which are larger and have greater resources than we do. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

We compete primarily on the basis of fashion, price and quality. We believe our competitive advantages include our ability to anticipate and respond quickly to changing consumer demands, our brand names and range of products and our ability to operate within the industries' production and delivery constraints. Furthermore, our established brand names and relationships with retailers have resulted in a loyal following of customers.

We believe that, during the past few years, major department stores and specialty retailers have been increasingly sourcing products from suppliers who are well capitalized or have established reputations for delivering quality merchandise in a timely manner. However, there can be no assurance that significant new competitors will not develop in the future.

We also provide design and manufacturing resources to several of our wholesale customers to develop product lines to be sold under their own private labels. These and other private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores. While this creates more competition, we believe that national brands are often preferred by the consumer.

We depend on our ability to attract and retain key personnel.

Our executive officers and other members of senior management have substantial experience and expertise in our business. Our success depends to a significant extent both upon the continued services of these individuals as well as our ability to attract, hire, motivate and retain additional talented and highly qualified management, as well as key personnel in our design, merchandising, marketing and other functions to execute management's strategic initiatives, in the future. Competition for key executives in the apparel, footwear and accessories industries is intense, and our operations and the execution of our business strategies could be adversely affected if we cannot attract and retain qualified executives and other key personnel.

Our reliance on independent manufacturers could cause delay and damage our reputation and customer relationships.

We rely upon independent third parties for the manufacture of our products. A manufacturer's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may drive customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. This could damage our reputation. We do not have long-term written agreements with any of our third party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time.

Although we have an active program to train our independent manufacturers in, and monitor their compliance with, our labor and other factory standards, any failure by those manufacturers to comply with our standards or any other divergence in their labor or other practices from those generally considered ethical in the United States and the potential negative publicity relating to any of these events could materially harm us and our reputation.

The extent of our foreign operations and contract manufacturing may adversely affect our business.

Nearly all of our products are manufactured outside of North America. The following may adversely affect foreign operations:

- political instability in countries where contractors and suppliers are located;
- imposition of regulations and quotas relating to imports;
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the U.S. Dollar, Euro and Pound against other foreign currencies;
- labor shortages in countries where contractors and suppliers are located; and
- restrictions on the transfer of funds to or from foreign countries.

As a result of our foreign operations, our domestic business is subject to the following risks:

- a reduction in available manufacturing capacity, resulting from the closing of foreign factories that have experienced substantial declines in orders;
- uncertainties of sourcing associated with an environment in which general quota has been eliminated on apparel products pursuant to the World Trade Organization Agreement;
- reduced manufacturing flexibility because of geographic distance between us and our foreign manufacturers, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product;

- increases in manufacturing costs in the event of a decline in the value of the U.S. Dollar or Euro against major world currencies, particularly the Chinese Yuan, and higher labor and commodity costs being experienced by our foreign manufacturers in China; and
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

Our expansion into the European market exposes us to uncertain economic conditions in the Euro zone.

Demand for our products depends in part on the general economic conditions affecting the countries in which we do business. With the acquisitions of SWH and Kurt Geiger, we have significantly expanded our presence in the European market. Recently, the economic situation in Europe has been particularly unstable, arising from concerns that certain European countries may default in payments due on their national debt obligations and from related European financial restructuring efforts. If such defaults were to occur, or if European financial restructuring efforts create their own instability, declines in the value of the Euro may continue, and current instability in the global credit markets may increase. Continued financial instability in Europe could adversely affect our European customers and suppliers and, in turn, could have a material adverse effect on us.

Fluctuations in the price, availability and quality of raw materials could cause delay and increase costs.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used by us in our manufactured apparel and in the price of materials used to manufacture our footwear and accessories could have a material adverse effect on our cost of sales or our ability to meet our customers' demands. The prices for such fabrics and materials depend largely on the market prices for the raw materials used to produce them, particularly cotton, leather and synthetics. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including crop yields and weather patterns. In the future, we may not be able to pass all or a portion of such higher raw materials prices on to our customers.

The loss or infringement of our trademarks and other proprietary rights could have a material adverse effect on us.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. There can be no assurances that such actions taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violative of their trademarks and proprietary rights. Moreover, there can be no assurances that others will not assert rights in, or ownership of, our trademarks and other proprietary rights or that we will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. The loss of such trademarks and other proprietary rights, or the loss of the exclusive use of such trademarks and other proprietary rights, could have a material adverse effect on us. Any litigation regarding our trademarks could be time-consuming and costly.

Any inability to identify acquisition candidates (or to integrate acquired businesses successfully) could have a material effect on our future growth.

A significant part of our historical growth has depended on our ability to identify acquisition candidates and, in a competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms. Difficulties in integrating the organizations and operations of any acquired businesses into our existing organization and operations could have a material adverse effect on us and could damage our reputation.

The current state of the economy and the tightening of commercial credit markets may impair our ability to obtain capital on favorable terms.

We rely on our revolving credit facilities for backing the issuance of trade letters of credit and other supply chain purposes, and also from time to time for cash borrowings for working capital and general corporate purposes. Our current $650 million revolving credit facility matures on April 28, 2016. The loss of the use of this facility or the inability to replace this facility when it expires could materially impair our ability to purchase product from our network of independent foreign manufacturers. In addition, considering the uncertainties of the present economic environment, it is possible, in general, that one or more committed lenders would not meet its obligations to lend to borrowers, and there is no assurance we would be able to replace any such lender.

We rely on our licensing partners to preserve the value of our brands.

During 2011, $50.2 million of our revenues were derived from licensing royalties. Although we generally have significant control over our licensees' products and advertising, we rely on our licensees for, among other things, operational and financial controls over their businesses. Failure of our licensees to successfully market licensed products or our inability to replace existing licensees, if necessary, could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products. Risks are also associated with a licensee's ability to:

- obtain capital;
- manage its labor relations;
- maintain relationships with its suppliers;
- manage its credit risk effectively; and
- maintain relationships with its customers.

In addition, we rely on our licensees to help preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production processes and quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our brands by our licensees. The misuse of a brand by a licensee could have a material adverse effect on that brand and on us.

We have entered into license agreements to use the trademarks of others. Loss of a license could have an adverse effect on us.

Our business strategy is based on offering our products in a variety of brands, channels and price points. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Givenchy, Rachel Roy, Jessica Simpson, Brian Atwood, Rafe, French Connection and Lipsy. In entering into these license agreements, we target our products towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition with our own brands and maximize profitability. If any of our licensors determines to introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution or target market, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

A security or privacy breach could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In the normal course of our business, we collect, process and retain sensitive and confidential information pertaining to our customers, our employees and other third parties. We, and our third-party service providers, have systems and processes in place that are designed to protect information and protect against security and data breaches. Despite these safeguards, our systems and processes may be vulnerable to security breaches, acts of vandalism, computer viruses, lost data, inadvertent data disclosure or other similar events. Any failure to protect the confidential data of our customers, employees or third parties could damage our reputation and customer relationships, expose us to the costs and risks of litigation and possible liability, disrupt our operations and adversely impact our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The general location, use and approximate size of our principal properties are set forth below:

Location	Owned/ Leased	Use	Approximate Area in Square Feet (1)(2)
Bristol, Pennsylvania	leased	Administrative and computer services	172,600
New York, New York	leased	Administrative, executive and sales offices	647,000
Vaughan, Canada	leased	Administrative offices and distribution warehouse	125,000
Lawrenceburg, Tennessee	owned	Distribution warehouses	1,223,800
South Hill, Virginia	leased	Distribution warehouses	823,040
White Plains, New York	leased	Administrative offices	132,200
West Deptford, New Jersey	leased	Distribution warehouses	988,400

(1) Including mezzanine where applicable.
(2) Excludes subleased square footage.

We sublease a 234,000 square foot office building in White Plains, New York to an independent company. This sublease ends on February 28, 2012. The sublessee had substantially vacated the property by December 31, 2011. Our lease of the building runs until February 1, 2022.

We also sublease certain office space totaling 56,100 square feet in New York, New York to several independent companies.

We lease approximately 715,250 square feet of warehouse facilities in Goose Creek, South Carolina which are currently subleased to independent companies.

Our retail stores are leased pursuant to long-term leases, typically five to seven years for apparel and footwear outlet stores and ten years for footwear and accessories and apparel specialty stores. Certain leases allow us to terminate our obligations after a predetermined period (generally one to three years) in the event that a particular location does not achieve specified sales volume, and some leases have options to renew. Many leases include clauses that provide for contingent payments based on sales volumes, and many leases contain escalation clauses for increases in operating costs and real estate taxes.

We believe that our existing facilities are well maintained, in good operating condition and that our existing and planned facilities will be adequate for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We have been named as a defendant in various actions and proceedings arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse financial effect on us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Office
Wesley R. Card	64	Chief Executive Officer
Richard Dickson	43	President and Chief Executive Officer - Branded Businesses
Ira M. Dansky	66	Executive Vice President, General Counsel and Secretary
John T. McClain	50	Chief Financial Officer
Christopher R. Cade	44	Executive Vice President, Chief Accounting Officer and Controller

Mr. Card was named Chief Executive Officer on July 12, 2007. Mr. Card was also our President from July 12, 2007 to February 7, 2010. Prior to July 12, 2007, Mr. Card had been our Chief Operating Officer since March 2002. He had also been appointed Chief Financial Officer in March 2007, a position he previously held from 1990 to March 2006.

Mr. Dickson was named President and Chief Executive Officer - Branded Businesses on February 8, 2010. Prior to joining us, Mr. Dickson served as General Manager and Senior Vice President, Barbie at Mattel, Inc. from September 2008 to February 2010, as Senior Vice President, Marketing, Media & Entertainment Worldwide, Mattel Brands from August 2005 to September 2008 and as Senior Vice President, Mattel Brands Consumer Products from May 2003 to August 2005.

Mr. Dansky has been our General Counsel since 1996 and our Secretary since January 2001. He was elected an Executive Vice President in March 2002.

Mr. McClain became our Chief Financial Officer on July 16, 2007. Prior to joining us, Mr. McClain served as Chief Accounting Officer of Avis Budget Group, Inc. (formerly Cendant Corporation), a position he assumed in July 2006. From 1999 to July 2006, Mr. McClain served as Senior Vice President, Finance and Corporate Controller for Cendant Corporation.

Mr. Cade was named Executive Vice President, Chief Accounting Officer and Controller on December 17, 2007. Prior to joining us, Mr. Cade served as Senior Vice President, Chief Accounting Officer and Controller of Realogy Corporation (formerly Cendant Corporation), a position he assumed in August 2006. From June 2004 through July 2006, Mr. Cade served as Vice President, Corporate Finance, of Cendant Corporation.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Price range of common stock:				
2011				
High	$16.02	$15.02	$13.30	$12.43
Low	$11.88	$9.97	$9.00	$8.00
2010				
High	$19.45	$24.72	$20.15	$20.82
Low	$14.19	$14.90	$13.72	$13.05
Dividends paid per share of common stock:				
2011	$0.05	$0.05	$0.05	$0.05
2010	$0.05	$0.05	$0.05	$0.05

Our common stock is traded on the New York Stock Exchange under the symbol "JNY." The above figures set forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The last reported sale price per share of our common stock on February 20, 2012 was $9.87, and on that date there were 627 holders of record of our common stock. However, many shares are held in "street name;" therefore, the number of holders of record may not represent the actual number of shareholders.

Annual CEO Certification

The Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on May 25, 2011.

Issuer Purchases of Equity Securities

We did not repurchase any shares on the open market during the fiscal quarter ended December 31, 2011.

Comparative Performance

The SEC requires us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity market index and (ii) a published industry index or peer group. The following chart compares the performance of our common stock with that of the S&P 500 Composite Index and the S&P 500 Apparel, Accessories & Luxury Goods Index, assuming an investment of $100 on December 31, 2006 in each of our common stock, the stocks comprising the S&P 500 Composite Index and the stocks comprising the S&P 500 Apparel, Accessories & Luxury Goods Index and the reinvestment of dividends.

COMPARISON OF CUMULATIVE TOTAL RETURN



$150
$100
$50
$0
$131
$106
$100
$106
$84
$97
$99
$70
$66
$75
$53
$49
$46
$52
$36
$19
2006
2007
2008
2009
2010
2011
The Jones Group
S&P 500
S&P 500 Apparel, Accessories & Luxury Goods Index

ITEM 6. SELECTED FINANCIAL DATA

The following financial information is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Report. The selected consolidated financial information presented below is derived from our audited Consolidated Financial Statements for each of the five years in the period ended December 31, 2011. On September 6, 2007, we sold Barneys New York, Inc. ("Barneys"). The results of operations of Barneys have been reported as discontinued operations for all applicable periods presented.

(All amounts in millions except per share data)

Year Ended December 31,	2011	2010	2009	2008	2007
Income Statement Data					
Net sales	$ 3,734.0	$ 3,593.5	$ 3,279.7	$ 3,562.6	$ 3,793.3
Licensing income	50.2	48.3	46.8	52.1	52.0
Other revenues	1.1	0.9	0.9	1.7	3.2
Total revenues	3,785.3	3,642.7	3,327.4	3,616.4	3,848.5
Cost of goods sold	2,440.1	2,387.2	2,181.5	2,440.2	2,609.1
Gross profit	1,345.2	1,255.5	1,145.9	1,176.2	1,239.4
Selling, general and administrative expenses	1,173.2	1,073.0	1,008.7	1,069.2	1,100.4
Trademark impairments	31.5	37.6	28.7	25.2	88.0
Goodwill impairment	-	-	120.6	813.2	78.0
Operating income (loss)	140.5	144.9	(12.1)	(731.4)	(27.0)
Interest income	0.9	1.5	2.8	7.5	3.7
Interest expense and financing costs	74.2	60.4	55.6	49.1	51.5
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	1.5	-	-
Gain on sale of interest in Australian joint venture	-	-	-	0.8	8.2
Equity in earnings (loss) of unconsolidated affiliates	3.9	(0.9)	(3.7)	(0.7)	8.1
Income (loss) from continuing operations before provision (benefit) for income taxes	71.1	85.1	(70.1)	(772.9)	(58.5)
Provision (benefit) for income taxes (1)	19.6	30.7	16.2	(6.6)	(104.4)
Income (loss) from continuing operations	51.5	54.4	(86.3)	(766.3)	45.9
Income from discontinued operations, net of tax (2)	-	-	-	0.9	265.2
Net income (loss)	51.5	54.4	(86.3)	(765.4)	311.1
Less: income attributable to noncontrolling interest	0.8	0.6	0.3	-	-
Income (loss) attributable to Jones	$ 50.7	$ 53.8	$ (86.6)	$ (765.4)	$ 311.1
Per Share Data					
Basic earnings (loss) per share					
Income (loss) from continuing operations attributable to Jones	$ 0.62	$ 0.63	$ (1.02)	$ (9.05)	$ 0.45
Income from discontinued operations attributable to Jones	-	-	-	0.01	2.62
Basic earnings (loss) per share attributable to Jones	$ 0.62	$ 0.63	$ (1.02)	$ (9.04)	$ 3.07
Diluted earnings (loss) per share					
Income (loss) from continuing operations attributable to Jones	$ 0.61	$ 0.62	$ (1.02)	$ (9.05)	$ 0.45
Income from discontinued operations attributable to Jones	-	-	-	0.01	2.58
Diluted earnings (loss) per share attributable to Jones	$ 0.61	$ 0.62	$ (1.02)	$ (9.04)	$ 3.03
Dividends declared per share	$ 0.20	$ 0.20	$ 0.20	$ 0.56	$ 0.56
Weighted average common shares outstanding					
Basic	79.6	82.1	81.7	82.9	99.9
Diluted	81.3	82.6	81.7	82.9	101.3

December 31,	2011	2010	2009	2008	2007
Balance Sheet Data					
Working capital	$ 575.5	$ 719.4	$ 741.1	$ 693.6	$ 898.5
Total assets	2,715.3	2,332.4	2,025.0	2,427.5	3,236.6
Short-term debt and current portion of long-term debt and capital lease obligations	2.0	1.8	2.6	253.1	4.8
Long-term debt, including capital lease obligations	854.7	535.1	526.4	528.9	777.7
Total equity (3)	1,089.4	1,138.3	1,092.5	1,182.2	1,996.8

(1) As a result of the capital gain generated by the sale of Barneys, in 2007 we reversed a $107.7 million deferred tax valuation allowance previously created from capital loss carryforwards that we had not expected to be able to utilize. The reversal of the tax valuation allowance has been recorded in income from continuing operations, as the creation of the deferred tax valuation allowance was recorded in continuing operations in 2006 upon the sale of our *Polo Jeans Company* business.

(2) On September 6, 2007, we sold Barneys. The results of operations of Barneys have been reported as discontinued operations for all periods presented. The 2007 amount includes an after-tax gain of $254.2 million from the sale. In 2008, we reached final settlement on certain liabilities remaining from the sale, resulting in an additional after-tax gain of $0.9 million.

(3) The decreases between 2007 and 2009 are primarily the result of the impairments of goodwill and indefinite-lived trademarks.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information and analysis of our results of operations from 2009 through 2011, and our liquidity and capital resources. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere herein.

Executive Overview

We design, contract for the manufacture of and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children and women's and men's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States, Canada and Europe. We also operate our own network of retail and factory outlet stores and several e-commerce web sites. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

During 2011 to date, the following significant events took place:

- on February 1, 2011, we announced the launch of *Shoelaborations*, a creative platform that seeks talented individuals doing original work in their unique artistic areas and allows them the opportunity to collaborate on a rotating basis with *Nine West*;
- on March 7, 2011, we announced that we successfully issued $300 million of 6.875% Senior Notes due 2019;
- on April 28, 2011, we announced an amendment and extension of our existing $650 million senior credit facility to provide for additional international subfacilities and a decrease in fees and interest rates to current market rates and to extend the maturity date to April 28, 2016;
- on June 2, 2011, we announced that we had acquired Kurt Geiger, a privately-held wholesaler and retailer of luxury footwear and accessories;
- on July 11, 2011, we announced that we had entered into an exclusive, worldwide license agreement with Philip Simon Brands Group, Inc. for the creation, production, marketing and global distribution of a fashion sneaker collection under the *Nine West* brand; and
- on September 12, 2011, we announced that we had entered into an exclusive, worldwide license agreement with Marchon Eyewear, Inc. for the creation, production, marketing and global distribution of ophthalmic eyewear frames and prescription-ready sunglasses under the *Nine West* brand.

Trends

The uncertain economic and political environments have resulted in fluctuating consumer confidence. Rising energy, gasoline and other prices are reducing consumers' discretionary income. This may lead to reduced consumer spending, which could affect our net sales and our future profitability. We also believe that several significant trends are occurring in the apparel, footwear and accessories industry. We believe the recent general increase in commodity, labor and transportation costs that we have experienced may continue into the future. We may be limited in our ability to increase our selling prices to offset these increases. Should the consumer not accept higher retail prices for our products, our margins could be adversely affected.

We believe a trend exists among our major customers to expand the differentiation of their offerings and to achieve strategic advantages over competitors by devoting more resources to the development of exclusive products—whether products that the retailer designs under brands that it owns (private labels) or products produced exclusively for the retailer by national brand manufacturers. Retailers are placing more emphasis on developing their brand images and building strong images for their private label merchandise. Exclusive brands, as the term implies, are only available from a specific retailer, and thus customers loyal to these brands can only find them in the stores of that retailer. We have responded to this trend by leveraging our design, production and marketing capabilities to develop and provide private label products for certain customers and to provide products under certain of our brands exclusively to select customers, such as providing *l.e.i.* products exclusively to Walmart, *Rachel Rachel Roy* products exclusively to Macy's in the U.S. and *GLO* products exclusively to Kmart. While the private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores, creating more competition, we believe that national brands are often preferred by the consumer.

Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In the future, retailers may have financial problems or continue to consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and shipping levels and the ongoing financial performance and credit status of our customers.

Consumers are increasing their purchasing of apparel, footwear and accessories through e-commerce web sites. Through our web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

On January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation and exported after January 1, 2005 are no longer subject to quota restrictions. A special safeguard provision that had provided the U.S. with an additional four years beyond January 1, 2005 to apply quotas on Chinese imports of textiles expired on December 31, 2008. The lifting of quotas and expiration of safeguard provisions allows retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other lower-cost countries, which could lead to relatively lower production costs, allow us to improve the quality of our products for a given cost, or allow us to concentrate production in the most efficient markets. In addition, if the prices of the imported goods can be shown to be less than those offered by domestic producers for the same items, the U.S. International Trade Commission may recommend that anti-dumping duties be imposed on those goods. As a result, we are unable to predict the long-term effects of the lifting of quota restrictions and related events on our results of operations.

Retail store closings

We continue to review our retail operations for underperforming locations. As a result of these reviews, we have decided to close retail locations that no longer provide strategic benefits. During 2009, 2010 and 2011, we closed 99, 191 and 96 locations, respectively, and anticipate closing additional locations in 2012. Total termination benefits and associated employee costs are expected to be $9.2 million for approximately 2,085 employees, including both store employees and administrative support personnel. We accrued $4.6 million, $3.0 million and $1.6 million of termination benefits and associated employee costs during 2009, 2010 and 2011, respectively. In connection with our decision to close these stores, we reviewed the associated long-term assets for impairments. As a result of these reviews, we recorded $23.2 million, $9.0 million and $8.0 million of impairment losses in 2009, 2010 and 2011, respectively, on leasehold improvements and furniture and fixtures located in the stores to be closed. These costs are reported as selling, general and administrative ("SG&A") expenses in the domestic retail segment.

Acquisition of Kurt Geiger

On June 2, 2011, we acquired 100% of the equity interests in Kurt Geiger, a privately-held wholesaler and retailer of luxury footwear and accessories, for $150.0 million in cash and the assumption of $174.1 million of debt, which was immediately repaid following the transaction. Kurt Geiger markets products under four of its own brands - *Kurt Geiger, KG, Carvela* and *Miss KG* - and over 100 other luxury brands in more than 200 retail locations, including concessions in Europe's leading department stores, including Harrods, Selfridges, Liberty, House of Fraser, Fenwick John Lewis and Brown Thomas, as well as company-operated stores.

Approximately $10.2 million of the purchase price payable to certain selling shareholders who are senior managers of Kurt Geiger has been rolled over into 5% Loan Notes (the "Loan Notes"), which are payable no later than April 10, 2016 and are subject to forfeiture in the event of termination of employment under certain circumstances. This amount is recorded as compensation expense over the term of the Loan Notes and is not reported as a component of the cost of the acquisition.

We pursued the acquisition of Kurt Geiger to increase our international presence and further extend our reach into the designer footwear business. Kurt Geiger will serve as our hub in Europe. Kurt Geiger's wholesale footwear business is reported in our international wholesale segment and its retail business is reported in our international retail segment.

Critical Accounting Policies

Several of our accounting policies involve significant or complex judgements and uncertainties and require us to make certain critical accounting estimates. We consider an accounting estimate to be critical if it requires us to make assumptions that are subjective in nature or are about matters that were highly uncertain at the time the estimate was made. The estimates with the greatest potential effect on our results of operations and financial position include the collectibility of accounts receivable, the recovery value of obsolete or overstocked inventory and the fair values of goodwill, intangible assets with indefinite lives and acquisition consideration liabilities. Estimates related to accounts receivable and inventory affect all of our segments. Estimates related to goodwill affect our domestic wholesale sportswear, international wholesale and international retail segments. Estimates related to intangible assets with indefinite lives affect our domestic footwear and accessories, international wholesale, international retail, licensing, other and eliminations segment.

For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels. Historically, actual results in these areas have not been materially different than our estimates, and we do not anticipate that our estimates and assumptions are likely to materially change in the future. However, if we incorrectly anticipate trends or unexpected events occur, our results of operations could be materially affected.

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired. Accounting rules generally require that we test at least annually for possible goodwill impairment. We test our goodwill and our intangible assets with indefinite lives for impairment on an annual basis (during our fourth fiscal quarter) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset below its carrying value. As a result of the 2009 impairment analysis, we determined that the goodwill balance existing in our retail segment was impaired as a result of decreases in projected revenues, profitability and cash flows for the segment. Accordingly, we recorded an impairment charge of $120.6 million. There were no impairment charges as a result of the 2010 or 2011 impairment analyses.

We perform our annual impairment test for indefinite-lived intangible assets during the fourth fiscal quarter of the year. As a result of the 2011, 2010 and 2009 impairment analyses, we recorded trademark impairment charges of $31.5 million, $37.6 million and $28.7 million, respectively, as a result of decreases in projected revenues and cash flows for certain brands. All trademark impairment charges are reported as SG&A expenses in the licensing, other and eliminations segment. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

. We test both our goodwill and our trademarks for impairment by utilizing discounted cash flow models to estimate their fair values. These cash flow models involve several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic and market conditions as well as expectations of management and may change in the future based on period-specific facts and circumstances. Based on our latest annual testing, the following table shows the assumptions we used to derive our fair value estimates and the hypothetical additional impairment charge for goodwill and trademarks resulting from a one percentage point unfavorable change in each of our fair value assumptions (dollar amounts in millions).

	Assumptions		Effect of one percentage point unfavorable change in:	
	Goodwill	Trademarks	Goodwill	Trademarks
Discount rates	11.0%	11.0%	none	$ 7.2
Royalty rates	--	4.0% - 8.0%	--	$ 17.7
Weighted-average revenue growth rates	10.6%	5.6%	none	$ 2.6
Long-term growth rates	3.0%	0% - 3.0%	none	$ 5.8

At December 31, 2011, we had $255.3 million of goodwill, of which $46.7 million has been assigned to the domestic sportswear segment, $46.6 million has been assigned to the domestic wholesale footwear and accessories segment, $111.6 million has been assigned to the international wholesale segment and $50.4 million has been assigned to the international retail segment. The goodwill assigned to the domestic wholesale footwear and accessories segment is the result of the SWH acquisition, the goodwill assigned to the international wholesale segment is the result of the SWH and Kurt Geiger acquisitions, and the goodwill assigned to the international retail segment is the result of the Kurt Geiger acquisition. The fair value of each operating segment at December 31, 2011 significantly exceeded the segment's carrying value. We also had $721.7 million of indefinite-lived trademarks. Should economic conditions and trends (such as reduced consumer spending or the failure to achieve projected results) deteriorate throughout 2012 and beyond, especially in the United Kingdom and Europe, the carrying values of trademarks and goodwill could become impaired.

At December 31, 2011, we had a total of $210.4 million accrued for contingent consideration payments relating to the acquisitions of Moda and SWH. These liabilities represent the present value, discounted at our weighted-average cost of capital, of the projected payments based on: (i) for Moda, projected revenues and probability-weighted gross margins for the years 2011 through 2014, and (ii) for SWH, probability-weighted projected earnings before interest, taxes, depreciation and amortization (as defined in the acquisition agreement) for 2010 through 2012. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Other than the assumptions used in the impairment testing of our goodwill and trademarks, we have not made any material changes to any of our critical accounting estimates in the last three years. Our senior management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Changes to Operating Segments

With the addition of Kurt Geiger on June 2, 2011, we have redefined our reportable operating segments to better reflect our expanding international operations. Our operations are now comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail. Prior period information has been revised to conform to this presentation.

Results of Operations

Statements of Operations Stated in Dollars and as a Percentage of Total Revenues

(In millions)	2011		2010		2009	
Net sales	$ 3,734.0	98.6%	$ 3,593.5	98.6%	$ 3,279.7	98.6%
Licensing income	50.2	1.3	48.3	1.4	46.8	1.4
Other revenues	1.1	0.0	0.9	0.0	0.9	0.0
Total revenues	**3,785.3**	**100.0**	**3,642.7**	**100.0**	**3,327.4**	**100.0**
Cost of goods sold	2,440.1	64.5	2,387.2	65.5	2,181.5	65.6
Gross profit	**1,345.2**	**35.5**	**1,255.5**	**34.5**	**1,145.9**	**34.4**
Selling, general and administrative expenses	1,173.2	31.0	1,073.0	29.5	1,008.7	30.3
Trademark impairments	31.5	0.8	37.6	1.0	28.7	0.9
Goodwill impairment	-	-	-	-	120.6	3.6
Operating income (loss)	**140.5**	**3.7**	**144.9**	**4.0**	**(12.1)**	**(0.4)**
Interest income	0.9	0.0	1.5	0.0	2.8	0.1
Interest expense and financing costs	74.2	2.0	60.4	1.7	55.6	1.7
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	-	-	1.5	0.0
Equity in income (loss) of unconsolidated affiliate	3.9	0.1	(0.9)	(0.0)	(3.7)	(0.1)
Income (loss) before provision for income taxes	**71.1**	**1.9**	**85.1**	**2.3**	**(70.1)**	**(2.1)**
Provision for income taxes	19.6	0.5	30.7	0.8	16.2	0.5
Net income (loss)	**51.5**	**1.4**	**54.4**	**1.5**	**(86.3)**	**(2.6)**
Less: income attributable to noncontrolling interest	0.8	0.0	0.6	0.0	0.3	0.0
Income (loss) attributable to Jones	**$ 50.7**	**1.3**	**$ 53.8**	**1.5**	**$ (86.6)**	**(2.6%)**

Percentage totals may not add due to rounding.

2011 Compared with 2010

Revenues. Total revenues for 2011 were $3.8 billion, compared with $3.6 billion for 2010, an increase of 3.9%. Revenues from external customers by segment were as follows:

(In millions)	2011	2010	Increase (Decrease)	Percent Change
Domestic wholesale sportswear	$ 892.3	$ 965.2	$ (72.9)	(7.6)%
Domestic wholesale jeanswear	773.7	819.9	(46.2)	(5.6)
Domestic wholesale footwear and accessories	848.0	841.5	6.5	0.8
Domestic retail	631.2	651.2	(20.0)	(3.1)
International wholesale	329.5	269.6	59.9	22.2
International retail	260.4	47.0	213.4	454.0
Licensing and other	50.2	48.3	1.9	3.9
Total revenues	$ 3,785.3	$ 3,642.7	$ 142.6	3.9%

Domestic wholesale sportswear revenues decreased $72.9 million, primarily due to decreased revenues in our *Jones New York*-related product lines (due to lower customer orders resulting from product performance trends) and the discontinuance of our *Jones New York Suit* product line (to concentrate our efforts on our existing suit separates products available in the sportswear department) as well as decreased shipments of *Kasper* and *Le Suit* product lines (due to product performance at retail). These decreases were partially offset by increased revenues in our *Robert Rodriguez* product line due to positive product performance at retail.

Domestic wholesale jeanswear revenues decreased $46.2 million, primarily due to decreased shipments of our *Gloria Vanderbilt, Energie* and *l.e.i.* product lines due to the timing of shipments, a reduction in replenishment program shipments compared with the prior period's high replenishment volume and a reduction in replenishment orders from a major customer in the current period, the challenging retail climate in the moderate junior tops business and product assortment issues, partially offset by the introduction of our *Jessica Simpson* product lines and increased shipments of our *Nine West* denim product line due to product performance at retail.

Domestic wholesale footwear and accessories revenues increased $6.5 million, primarily due to a $35.6 million increase in revenues of the acquired *Stuart Weitzman* product line (primarily due to 12 months of revenues in 2011 compared with seven months in 2010), increased shipments of our handbag and jewelry product lines and our *AK Anne Klein, Enzo Angiolini, Nine West* and *Gloria Vanderbilt* footwear product lines due to product performance at retail and the initial launch of our *B Brian Atwood* footwear product line. These increases were partially offset by decreased shipments of our *Easy Spirit* footwear product line due to weakness in athletic categories across the industry, decreased shipments of our *Bandolino, Mootsies Tootsies* and *Joan & David* footwear product lines due to product performance at retail, decreased shipments of our licensed *Dockers®* products due to a major customer discontinuing the product line and the conversion of our children's footwear product lines to a licensed business.

Domestic retail revenues decreased $20.0 million. Revenue increases related to a 2.6% increase in comparable store sales ($14.5 million) resulting from positive product performance were offset by a net $34.5 million reduction in revenues primarily related to our program to close underperforming locations. Our comparable e-commerce business sales increased 8.8% ($5.6 million), our comparable apparel store sales increased 2.4% ($3.2 million) and our comparable footwear store sales increased 1.6% ($5.7 million). Comparable stores are locations (including e-commerce sites) that have been open for a full year, are not scheduled to close in the current period and are not scheduled for an expansion or downsize by more than 25% or relocation to a different street or mall. We began 2011 with 759 retail locations and had a net decrease of 87 locations to end the period with 672 locations.

International wholesale revenues increased $59.9 million, primarily due to $39.0 million from the acquisition of SWH (primarily due to 12 months of sales in 2011 compared with seven months in 2010) and $14.6 million from the acquisition of Kurt Geiger, as well as $12.8 million of initial shipments of *Jones New York* products in our Mexican wholesale business (which began in the fourth quarter of 2010) and a $0.2 million increase in our Canadian business. These increases were partially offset by a net $6.7 million decrease in our *Nine West* international business revenues due to a decrease in shipments to our licensees in Asia and Dubai (resulting from their efforts to reduce inventory levels) and the effects of the acquisition of Kurt Geiger (where such revenues are now intercompany), partially offset by increased shipments to our licensees in Central America, Turkey, Canada, Mexico, Israel and South Africa.

International retail revenues increased by $213.4 million, primarily due to $199.9 million from the acquisition of Kurt Geiger, $10.9 million of initial sales of *Jones New York* products in our Spanish retail business and $3.6 million from the acquisition of SWH, partially offset by a $1.0 million decrease in our Canadian business (primarily from lower unit sales offset by a $1.7 million favorable effect of exchange rates between the U.S. and Canadian Dollars). We began 2011 with 44 stores, added 197 with the acquisition of Kurt Geiger (of which 147 are concession locations), added 58 concession locations for our new Spanish retail business and opened a net 16 additional stores to end the year with 315 stores.

Licensing and other revenues increased $1.9 million, primarily due to increased sales volume of our licensees.

Gross Profit Margin. The gross profit margins were 35.5% and 34.5% for 2011 and 2010, respectively.

Domestic wholesale sportswear gross profit margins were 33.7% and 33.4% for 2011 and 2010, respectively. The increase was largely due to higher realized selling prices as well as decreased shipments to off-price retailers in our sportswear business, partially offset by higher raw material and labor costs and increased shipments to off-price retailers in our suit and dress businesses.

Domestic wholesale jeanswear gross profit margins were 22.7% and 24.9% for 2011 and 2010, respectively. The decrease was primarily due to higher raw material and labor costs, higher levels of markdown assistance and higher customer incentives and lower recoveries on the liquidation of excess inventories.

Domestic wholesale footwear and accessories gross profit margins were 29.5% and 29.8% for 2011 and 2010, respectively. The decrease was primarily due to higher levels of markdown assistance, higher production costs and lower recoveries on shipments to off-price retailers, partially offset by the mix of products sold as a result of the addition of the *Stuart Weitzman* product line and lower transportation costs.

Domestic retail gross profit margins were 50.8% and 51.5% for 2011 and 2010, respectively. The decrease was primarily due to increased promotional activity to clear slow-moving inventory and higher production costs, partially offset by the mix of products sold as a result of the addition of the *Stuart Weitzman* locations.

International wholesale gross profit margins were 29.8% and 25.4% for 2011 and 2010, respectively. The increase was primarily due to the mix of products sold as a result of the additions of the *Stuart Weitzman* and *Kurt Geiger* businesses and the Mexican wholesale program.

International retail gross profit margins were 57.1% and 55.8% for 2011 and 2010, respectively. The increase was primarily due to the mix of products sold as a result of operating the *Stuart Weitzman* business for a full year in 2011 and our new Spanish retail business.

SG&A Expenses. SG&A expenses were $1.2 billion in 2011 and $1.1 billion in 2010. The acquisition of Kurt Geiger added $118.6 million in SG&A expenses in 2011.

Domestic wholesale sportswear SG&A expenses decreased $15.6 million, primarily due to a $12.2 million difference in adjustments to the Moda acquisition consideration liability, a $2.7 million reduction in depreciation and amortization expense, a $1.7 million reduction in professional fees, a $0.8 million decrease in marketing costs, a $0.6 million gain on the purchase of British Pounds related to the Kurt Geiger acquisition and $2.6 million of other net cost decreases, partially offset by a $5.0 million increase in compensation costs due to a higher employee headcount and severance costs.

Domestic wholesale jeanswear SG&A expenses decreased $6.1 million, primarily due to a $12.2 million decrease in distribution costs, primarily related to costs incurred to shut down our Texas distribution facility in the prior period, and a $1.6 million decrease in national advertising costs, partially offset by a $2.9 million increase in administrative costs, a $1.3 million increase relating to the closure of a South Carolina distribution facility in the prior period, a $1.3 million increase in royalty expenses relating to the *Jessica Simpson* product lines, a $1.0 million increase in compensation costs and $1.2 million of other net cost increases.

Domestic wholesale footwear and accessories SG&A expenses increased $12.4 million, primarily due to a net $12.6 million increase in losses recorded related to future costs of leases on buildings we do not currently use, $9.2 million of expenses added as a result of the acquisition of SWH (primarily due to twelve months of operation in 2011 compared with seven months in 2010), a $3.8 million increase in administrative costs, a $2.7 million increase in marketing costs, a $2.8 million decrease in expenses allocated to other segments and $1.4 million of other net cost increases. These increases were partially offset by $10.4 million in purchase accounting amortization in the prior period related to acquired SWH customer orders, a $5.5 million decrease in distribution costs and a $4.2 million decrease in compensation and severance costs.

Domestic retail SG&A expenses decreased $22.2 million, primarily due to a $15.0 million reduction in salaries and benefits, a $15.3 million reduction in occupancy and depreciation costs, a $2.1 million reduction in cost allocations from other segments and $2.0 million of other net cost reductions, as a result of operating fewer stores in the current period, a $1.9 million write-off of aged merchandise credits and a $7.8 million reduction in lease-related costs related to closed stores. These decreases were partially offset by $19.7 million related to the stores acquired in the SWH acquisition (primarily due to 12 months of operation in 2011 compared with seven in 2010) and a $2.2 million increase in distribution costs primarily related to our e-commerce business.

International wholesale SG&A expenses increased $19.9 million, primarily due to $9.8 million from the acquisition of SWH (primarily due to 12 months of operation in 2011 compared with seven months in 2010), $4.7 million from the acquisition of Kurt Geiger, a $3.8 million increase in our *Nine West* international business (primarily due to $1.6 million in marketing costs and $1.1 million in product development costs) and $2.5 million related to our new Mexican wholesale program, partially offset by a $0.9 million effect of exchange rate differences between the U.S. and Canadian Dollars.

International retail SG&A expenses increased $122.2 million, primarily due to $102.6 million from the acquisition of Kurt Geiger, $13.5 million from our new Spanish retail business, $4.5 million from the acquisition of SWH (primarily due to 12 months of operation in 2011 compared with seven in 2010) and a net $1.6 million increase in costs for our Canadian business (primarily due to higher expense allocations from the international wholesale segment and the effect of exchange rates between the U.S. and Canadian Dollars).

SG&A expenses for the licensing, other and eliminations segment decreased $10.4 million, primarily due to an $8.8 million decrease in contributions (the prior year included contributions to the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins and to Jones New York In The Classroom and the establishment of an educational assistance fund for the children of our associates), a $5.6 million reduction in employee compensation costs, primarily related to lower amortization of stock-based compensation, a $2.6 million impairment of an acquired license in the prior period, and $1.5 million of other net cost reductions, partially offset by a $6.8 million effect of exchange rate differences between the U.S. Dollar and the British Pound and Canadian Dollar, primarily related to intercompany accounts, and a $1.3 million increase in professional fees.

Trademark Impairment Losses. As a result of our annual trademark impairment analyses, we recorded trademark impairment charges of $31.5 million and $37.6 million in 2011 and 2010, respectively, as a result of decreases in projected revenues for certain brands. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

Operating Income. The resulting operating income for 2011 was $140.5 million, compared with $144.9 million for 2010, due to the factors described above.

Net Interest Expense. Net interest expense increased $14.4 million, the result of a $16.8 million increase in interest related to our senior notes (primarily resulting from the issuance of our 6.875% Senior Notes on March 7, 2011), a $5.1 million increase in interest recorded on the SWH acquisition consideration liability, a $0.7 million reduction of interest income due to lower average cash balances in 2011 and $0.3 million of other net increases, partially offset by a $6.0 million decrease in interest expense related to our interest rate swaps and cap and a $2.5 million reduction in costs related to our secured revolving credit facility.

Income Taxes. The effective income tax rate was 27.5% and 36.1% for 2011 and 2010, respectively. Excluding the effects of the trademark impairments, the effective income tax rates were 30.3% and 36.4% for 2011 and 2010, respectively. The decrease is primarily due to the impact of a larger foreign income tax differential on lower pre-tax income in 2011 compared with 2010 and the effects of lower enacted tax rates in the United Kingdom in 2011.

Net Income and Earnings Per Share. Net income was $50.7 million in 2011, compared with $54.4 million in 2010. Diluted earnings per share for 2011 was $0.61, compared with $0.62 for 2010, with 1.6% fewer shares outstanding in the current period.

2010 Compared with 2009

Revenues. Total revenues for 2010 were $3.6 billion, compared with $3.3 billion for 2009, an increase of 9.5%. Revenues from external customers by segment were as follows:

(In millions)		2010		2009		Increase	Percent Change
Domestic wholesale sportswear	$	965.2	$	892.6	$	72.6	8.1%
Domestic wholesale jeanswear		819.9		815.2		4.7	0.6
Domestic wholesale footwear and accessories		841.5		697.4		144.1	20.7
Domestic retail		651.2		648.1		3.1	0.5
International wholesale		269.6		186.1		83.5	44.9
International retail		47.0		41.2		5.8	14.1
Licensing and other		48.3		46.8		1.5	3.2
Total revenues	$	3,642.7	$	3,327.4	$	315.3	9.5%

Domestic wholesale sportswear revenues increased $72.6 million, primarily due to initial shipments of our *J Jones New York* and *Rachel Roy Signature* product lines, shipments of our *Rachel Rachel Roy* products that were introduced for Fall 2009 and increased shipments of our *Jones New York, Jones New York Sport* and *Anne Klein* products due to the performance of these product lines at retail, as well as $17.0 million of revenues for the *Robert Rodriguez* and *Robbi & Nikki* product lines acquired through the acquisition of Moda. These increases were partially offset by reduced shipments of our discontinued *Nine West* sportswear product line.

Domestic wholesale jeanswear revenues increased $4.7 million, primarily due to initial shipments of our *Jessica Simpson* product line, increased shipments of *Nine West* jeans due to improved retail performance and increased shipments of our *Gloria Vanderbilt* products due to the performance of the products at retail and new product extensions. These increases were partially offset by lower shipments of our *l.e.i.* products to Walmart due to competing new product initiatives and price compression, lower shipments of our *Energie* product line as a result of product assortment issues and lower shipments of our *Erika* products, primarily due to repositioning of the product at retail.

Domestic wholesale footwear and accessories revenues increased $144.1 million, primarily due to $59.8 million in sales of the acquired *Stuart Weitzman* product line and increased shipments of our *Nine West, Easy Spirit, AK Anne Klein* and *Enzo Angiolini* product lines due to product performance and the improved economic conditions compared to the prior year.

Domestic retail revenues increased $3.1 million, primarily due to $27.0 million related to the acquired *Stuart Weitzman* stores and a 3.5% increase in comparable store sales ($19.8 million) resulting from product performance, partially offset by the closure of underperforming locations. Our comparable e-commerce business sales increased 21.7% ($11.1 million), our comparable footwear store sales increased 2.4% ($8.6 million) and our comparable apparel store sales increased 0.1% ($0.1 million). We began 2010 with 901 retail locations, had a net decrease of 179 locations during the year and added 37 locations as a result of the SWH acquisition to end the year with 759 locations.

International wholesale revenues increased $83.5 million, primarily due to a $45.4 million increase in our international footwear business due to improved global economic conditions and product performance, $37.4 million in sales of the acquired *Stuart Weitzman* product line, initial shipments of our *Jones New York* brands for the Mexican wholesale business and initial shipments of the *Rachel Rachel Roy* brand in Canada. These increases are partially offset by the discontinuation of certain *Nine West* apparel brands in Canada. The increase in revenues includes a $3.6 million favorable effect of changes in exchange rates between the U.S. and Canadian Dollars.

International retail revenues increased $5.8 million, primarily due to $4.6 million related to the acquired *Stuart Weitzman* stores. The increase in revenue includes a $4.1 million favorable effect of changes in exchange rates between the U.S. and Canadian Dollars, which is partially offset by reduction in units sold in our Canadian retail stores. We began 2010 with 37 retail locations and added seven locations as a result of the SWH acquisition to end the year with 44 locations.

Licensing and other revenues increased $1.5 million, primarily due to increased sales volume of our licensees and $0.4 million of SWH licensing revenues.

Gross Profit Margin. The gross profit margins were 34.5% and 34.4% for 2010 and 2009, respectively.

Domestic wholesale sportswear gross profit margins were 33.4% and 33.6% for 2010 and 2009, respectively. The decrease is due to higher product costs and lower recoveries on products sold to off-price retailers, partially offset by the mix of products shipped in the current year.

Domestic wholesale jeanswear gross profit margins were 24.9% and 24.7% for 2010 and 2009, respectively. The increase was primarily due to the mix of products shipped and lower levels of discontinued products in 2010, partially offset by price compression on our *Energie, l.e.i.* and private label products.

Domestic wholesale footwear and accessories gross profit margins were 29.8% and 30.2% for 2010 and 2009, respectively. The decrease is due to increased product (material and labor) and transportation costs in the current period, partially offset by the mix of products shipped in 2010 and additional discounting in 2009 to assist our customers in liquidating excess jewelry inventory due to economic conditions.

Domestic retail gross profit margins were 51.5% and 50.8% for 2010 and 2009, respectively. The increase was primarily due to the mix of products sold as a result of the addition of the *Stuart Weitzman* retail locations, partially offset by increased product and transportation costs and costs to liquidate inventory in our *Bandolino* footwear and *AK Anne Klein* apparel retail locations that were closed.

International wholesale gross profit margins were 25.4% and 21.3% for 2010 and 2009, respectively. The increase was primarily due to the initial shipments for the Mexican wholesale business and the mix of products shipped in 2010.

International retail gross profit margins were 55.8% and 42.0% for 2010 and 2009, respectively. The increase was primarily due to the mix of products sold as a result of the addition of the *Stuart Weitzman* retail locations and higher margins due to lower average unit costs on the product mix sold in our Canadian retail stores. The increase includes a $2.1 million favorable effect of changes in exchange rates between the U.S. and Canadian Dollars in 2010.

SG&A Expenses. SG&A expenses were $1.1 billion in 2010 and $1.0 billion in 2009.

Domestic wholesale sportswear SG&A expenses increased $15.6 million, primarily due to $14.6 million of expenses added as a result of the Moda acquisition, which includes a $4.1 million fair value adjustment of the related acquisition consideration payable, and $1.0 million of other net cost increases in the current year.

Domestic wholesale jeanswear SG&A expenses decreased $3.9 million, primarily due to a $4.4 million adjustment to accrued lease costs for a closed warehouse and a $2.5 million reduction in administrative costs, partially offset by a $2.2 million increase in personnel costs and $0.8 million of other net cost increases.

Domestic wholesale footwear and accessories SG&A expenses increased $37.6 million, primarily due to $21.1 million of expenses added as a result of the SWH acquisition, a $7.3 million increase in administrative costs, a $5.7 million increase in severance costs in our footwear and accessories businesses (primarily related to executive management changes in our footwear business), a $3.2 million increase in distribution costs due to increased volume, a $3.3 million increase in compensation expenses, increased spending on samples of $1.8 million, and a $2.1 million increase in total advertising costs and $0.3 million of other net cost increases. These expenses and cost increases were partially offset by lower restructuring costs in our jewelry business of $3.7 million, favorable settlement of a state tax audit in the amount of $1.7 million and lower depreciation of $1.8 million.

Domestic retail SG&A expenses decreased $23.4 million, primarily due to operating fewer stores in the current year. Cost reductions included a $17.0 million reduction in asset impairment and restructuring charges as compared with the prior year, an $18.6 million decrease in occupancy costs and a $16.5 million decrease in compensation costs, partially offset by a $4.5 million increase in administrative costs, a $2.0 million increase in lease termination fees and $2.1 million of other net cost increases. The stores acquired in the SWH acquisition also added $20.1 million of expenses to the current year.

International wholesale SG&A expenses increased $0.9 million, primarily due to $6.5 million of expenses added as a result of the SWH acquisition, increase in severance costs of $1.1 million from executive management changes in Canada, and a $0.6 million unfavorable effect of changes in exchange rates between the U.S. and Canadian Dollars. These increases were partially offset by $3.9 million in 2009 related to the bankruptcy of our former United Kingdom footwear licensee and $3.4 million of other net cost reductions in 2010 related to our Canadian and international footwear operations.

International retail SG&A expenses increased by $5.8 million, primarily due to $3.1 million related to the stores acquired in the SWH acquisition, $0.8 million in higher administrative costs, a $1.5 million unfavorable effect of changes in exchange rates between the U.S. and Canadian Dollars and $0.4 million in other net cost increases.

SG&A expenses for the licensing, other and eliminations segment increased $31.7 million, primarily due to a $9.0 million increase in amortization of share-based compensation, an $8.7 million increase in contributions (including contributions to the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins and to Jones New York In The Classroom and the establishment of an educational assistance fund for the children of our associates), $6.0 million of acquisition costs related to the acquisitions of Moda and SWH, a $4.0 million increase in other compensation-related costs, a $2.6 million impairment of an acquired license and $1.4 million of other cost increases.

Trademark and Goodwill Impairment Losses. As a result of our annual trademark impairment analyses, we recorded trademark impairment charges of $37.6 million and $28.7 million in 2010 and 2009, respectively, as a result of decreases in projected revenues for certain brands. As a result of our annual goodwill impairment analyses, we recorded $120.6 million in 2009 as a result of lower projected revenues and profitability of our retail businesses and an increase in the discount rate. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

Operating Income (Loss). The resulting operating income for 2010 was $144.9 million, compared with an operating loss of $12.1 million for 2009, due to the factors described above.

Net Interest Expense. Net interest expense increased $6.1 million, the result of $14.9 million of interest recorded on the SWH acquisition consideration liability and a $1.3 million reduction of interest income due to lower average cash balances in 2010, partially offset by the $4.4 million write-off of deferred financing fees in 2009 related to our prior revolving credit line, a $4.0 million reduction of interest related to the repurchase of our 4.250% Senior Notes in 2009 and $1.7 million of other decreases, primarily lower costs related to our secured revolving credit facility.

Income Taxes. The effective income tax rate was 36.1% and (23.1%) for 2010 and 2009, respectively. Excluding the effects of the goodwill and trademark impairments, the effective income tax rates on continuing operations were 36.4% and 35.0% for 2010 and 2009, respectively. The increase is primarily due to the impact of the foreign income tax differential on higher pre-tax income in 2010 compared with 2009.

Net Income (Loss) and Earnings (Loss) Per Share. Net income was $54.4 million in 2010, compared with a net loss of $86.3 million in 2009. Diluted earnings per share for 2010 was $0.62, compared with a diluted loss per share of $1.02 for 2009, with 1.1% more shares outstanding in 2010.

Liquidity and Capital Resources

Our principal capital requirements have been for working capital needs, capital expenditures, dividend payments, acquisition funding and repurchases of our common stock on the open market. We have historically relied on internally generated funds, trade credit, bank borrowings and the issuance of notes to finance our operations and expansion. As of December 31, 2011, total cash and cash equivalents were $238.8 million, an increase of $38.0 million from the $200.8 million reported as of December 31, 2010.

We currently fund our operations primarily through cash generated by operating activities, and rely on our revolving credit facility for the issuance of letters of credit for the purchases of inventory and other business needs as well as for cash borrowings for general corporate purposes as needed.

Cash flows from operating activities provided $271.7 million, $141.3 million and $349.0 million in 2011, 2010 and 2009, respectively.

Net cash provided by operating activities increased $130.4 million from 2010 to 2011, primarily due to changes in working capital. Accounts receivable decreased in the current period compared to an increase in the prior period primarily due to lower levels of wholesale shipments in the current period. Inventory decreased in the current period (net of acquired Kurt Geiger inventory) compared with an increase in the prior period, primarily due to the operation of fewer retail stores and a reduction in wholesale customer orders. Accounts payable decreased in the current period compared to an increase in the prior period primarily due to lower levels of inventory purchases and the timing of inventory and related payments. We also paid $24.4 million of accrued Kurt Geiger interest subsequent to the acquisition and received cash inflows related to federal and state tax refunds of $21.5 million in 2011.

Net cash provided by operating activities decreased $207.7 million from 2009 to 2010, primarily due to changes in working capital, which offset the higher net income in 2010. The primary changes in components of working capital were to accounts receivable, inventory and accounts payable. The change in accounts receivable was primarily due to increased revenues and the timing of shipments compared with the prior period. The change in inventory was primarily due to the addition of new brands, higher replenishment inventory levels and the timing of receipts compared with the prior year. The change in accounts payable was primarily due to the timing of inventory payments during the prior period.

Cash flows from investing activities used $243.5 million, $214.3 million and $45.2 million in 2011, 2010 and 2009, respectively.

Net cash used in investing activities in 2011 funded the acquisition of Kurt Geiger, as well as the purchases of information systems, leasehold improvements and furniture and fixtures. Net cash used in investing activities in 2010 funded the acquisition of Moda and SWH, as well as the purchases of information systems, leasehold improvements and furniture and fixtures. Net cash used in investing activities in 2009 funded capital expenditures, primarily for computer systems, and the acquisition of an additional 15% interest in GRI. Capital expenditures, which amounted to $98.0 million in 2011, are expected to be approximately $80 to $90 million for 2012, primarily for computer systems and retail store and showroom construction and remodeling. Although many of the anticipated expenditures for 2012 are discretionary, we believe they are necessary to maintain consistent operating levels. We expect to fund the expenditures from cash generated by operations.

Cash flows from financing activities provided $10.4 million in 2011, primarily as the result of the issuance of $300.0 million of 6.875% Senior Notes due 2019 (the "2019 Notes"). Uses of cash during this period were primarily for the repayment of acquired Kurt Geiger debt, debt issuance and financing costs, the repurchase of our common stock, the payment of dividends and payments related to the acquisition consideration payable from the SWH acquisition.

In March 2011, we issued the 2019 Notes. Net proceeds were $293.3 million, of which $45.0 million was used to repay amounts then outstanding under our secured revolving credit agreement.

Cash flows from financing activities used $60.1 million in 2010, primarily for a cash distribution of $19.0 million to the former owners of SWH as required by the acquisition agreement, dividends to our common shareholders, repurchases of our common stock and costs related to our secured revolving credit agreement.

Cash flows from financing activities used $310.3 million in 2009, primarily for the repurchase of our 2009 Notes and associated costs and consent fees, costs related to our new secured revolving credit agreement, and the payment of dividends to our common shareholders.

On April 1, 2009, we commenced a cash tender offer to purchase any and all of our outstanding 2009 Notes, as well as a consent solicitation to amend the indenture governing our outstanding 2009 Notes, our 5.125% Senior Notes due 2014 and our 6.125% Senior Notes due 2034 (collectively, the "Notes"). The purpose of the consent solicitation was to receive the consent of holders of at least a majority in principal amount of the Notes outstanding for proposed amendments to the Indenture to provide for a carveout to the lien covenant, for liens incurred in connection with the new senior secured credit facility described above. We received the required consents on April 15, 2009; consequently, the Amendments became operative upon payment of the consent fee to each validly consenting holder of the Notes, and are binding on all holders, including non-consenting holders of Notes.

Under the tender offer, we repurchased a total of $242.5 million of our outstanding 2009 Notes for a payment of $237.7 million, and we paid $12.9 million in consent fees to holders of the Notes and $1.8 million of related costs, resulting in a loss on debt extinguishment of $1.5 million. Of the consent fees paid, a net $7.1 million relates to the remaining outstanding Notes and will be amortized over the life of the remaining related Notes as additional interest expense.

We repurchased 7.2 million shares of our common stock for $78.0 million in 2011, and we repurchased 740,000 shares of our common stock for $10.7 million in 2010. We repurchased no common stock during 2009. As of December 31, 2011, $215.4 million of Board authorized repurchases was still available. Additional share repurchases in the future will depend on, among other things, market conditions and our financial condition, although any such repurchases will be subject to limitations under our current revolving credit agreement. Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of shares of restricted stock and the exercise of employee stock options. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to our projected cash flows, our existing capital resources and repurchase limitations under our current revolving credit agreement.

We have a secured revolving credit agreement expiring on April 28, 2016 (the "Credit Facility") with several lending institutions to borrow an aggregate principal amount of up to $650 million. The terms and conditions of our Credit Facility provide for, among other things: (1) a $350 million U.S. commitment which may be drawn by the U.S. borrowers as revolving loans in U.S. Dollars or letters of credit in Canadian Dollars, U.S. Dollars, or an "LC Alternative Currency" (namely Euros, sterling, or any other currency acceptable to the lenders); and (2) a $300 million international commitment which may be drawn by the U.S. borrowers or by any Canadian or European borrowers as revolving loans or letters of credit in Canadian Dollars, U.S. Dollars, or an LC Alternative Currency. Up to the entire amount of the Credit Facility is available for cash borrowings, with up to $350 million available for all letters of credit, and additional sublimits on letters of credit including (but not limited to) $50 million for standby letters of credit, $350 million for trade letters of credit, and $150 million for letters of credit under the U.S. commitment denominated in an LC Alternative Currency.

Borrowings under the Credit Facility may be used to refinance existing indebtedness, to make certain investments (including acquisitions), and for general corporate purposes in the ordinary course of business. Such borrowings bear interest either based on the alternate base rate, as defined in the Credit Facility, or based on Eurocurrency rates, each with a margin that depends on the availability remaining under the Credit Facility. The Credit Facility contains customary events of default.

Availability under the Credit Facility is determined with reference to a borrowing base consisting of a percentage of eligible inventory, accounts receivable, credit card receivables and licensee receivables, minus reserves determined by the joint collateral agents. At December 31, 2011, we had no cash borrowings and $22.8 million of letters of credit outstanding, and our remaining availability was $384.0 million. If availability under the Credit Facility falls below a stated level, we will be required to comply with a minimum fixed charge coverage ratio. The Credit Facility also contains affirmative and negative covenants that, among other things, will limit or restrict our ability to (1) incur indebtedness, (2) create liens, (3) merge, consolidate, liquidate or dissolve, (4) make investments (including acquisitions), loans or advances, (5) sell assets, (6) enter into sale and leaseback transactions, (7) enter into swap agreements, (8) make certain restricted payments (including dividends and other payments in respect of capital stock), (9) enter into transactions with affiliates, (10) enter into restrictive agreements, and (11) amend material documents. The Credit Facility is secured by a first priority lien on substantially all of our personal property.

SWH has a $1.5 million unsecured borrowing facility with a lending institution that expires on October 1, 2012 and is renewable on an annual basis, under which no cash borrowings and $1.1 million in letters of credit were outstanding at December 31, 2011. Cash borrowings under this facility bear interest based on either the prevailing prime rate or the prevailing LIBOR rate plus 300 basis points. SWH also has a €0.3 million variable-rate unsecured borrowing facility with a European lending institution that expires in March 2012 and is renewable on an annual basis, under which no amounts were outstanding at December 31, 2011.

Proceeds from the issuance of common stock to our employees exercising stock options amounted to $0.6 million in 2010. No employees exercised stock options in 2009 or 2011.

We recorded net pension expenses of $10.9 million, $2.6 million and $1.0 million in 2011, 2010 and 2009, respectively, to other comprehensive income resulting primarily from a lowering of the discount rate used to determine projected pension benefits in all periods and investment losses in 2011. Our pension and postretirement plans are currently underfunded by a total of $26.5 million. As the benefits under our defined benefit pension plans are frozen with respect to service credits, the effects on future pension expense are not anticipated to be material to our results of operations or to our liquidity. We contributed $5.2 million and $7.7 million to our defined benefit plans in 2011 and 2010, respectively. We expect to contribute $6.5 million to our defined benefit plans in 2012.

On February 8, 2012, we announced that our Board of Directors had declared a quarterly cash dividend of $0.05 per share to all common stockholders of record as of February 24, 2012 for payment on March 9, 2012.

Economic Outlook

The uncertain economic and political environments have resulted in fluctuating consumer confidence. Rising energy, gasoline and other prices are reducing consumers' discretionary income. This may lead to reduced consumer spending from recent experience, which could affect our net sales and our future profitability. Reduced consumer spending, combined with rising costs related to changes in foreign exchange rates, increasing labor costs (primarily in Asia), commodity prices and increasing transportation costs, may reduce our gross profit margins from present levels. We may be limited in our ability to increase our selling prices to offset rising costs. Should the consumer not accept higher retail prices for our products, these rising costs would have a material adverse effect on our business.

Our products are manufactured in many foreign countries, including China, Brazil, Spain and Italy. Due to the current and expected future economic relationship between the United States and China, we may experience increased risk related to changes in foreign currency exchange rates should China allow the Yuan to rise in value against the Dollar. We may also experience increased risk related to changes in foreign currency rates between the Euro, British Pound and the Dollar due to economic conditions in Europe. Should either of these occur, increased production costs for our goods manufactured in China, Spain and Italy could result.

When adverse economic conditions exist in the United States or abroad, we may experience increased risk related to the collectibility of our accounts receivable, and we may increase our provision for doubtful accounts in the future should any of our wholesale customers experience significant financial difficulties. If such conditions lead to defaults that are individually or cumulatively significant, we could experience a material adverse impact on our financial condition, results of operations and/or liquidity.

The economic turmoil in the credit markets over the past several years and the negative effects of the economic environment on our business may negatively impact our ability to borrow funds in the future. However, we believe that available cash and cash equivalents, funds generated by operations and the Credit Facility will provide the financial resources sufficient to meet our foreseeable working capital, dividend, capital expenditure and stock repurchase requirements and fund our contractual obligations and our acquisition liabilities and commitments. Although there can be no assurances, we believe that the participating banks will be willing and able to loan funds to us in accordance with their legal obligations under the Credit Facility.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of our significant contractual obligations for the periods indicated that existed as of December 31, 2011, and, except for purchase obligations and other long-term liabilities, is based on information appearing in the Notes to Consolidated Financial Statements (amounts in millions).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 809.8	$ 0.1	$ 250.1	$ 9.6	$ 550.0
Interest on long-term debt (1)	537.8	49.2	96.9	72.5	319.2
Capital lease obligations	35.7	3.6	7.3	7.4	17.4
Operating lease obligations (2)	951.9	125.2	229.3	185.7	411.7
Purchase obligations (3)	727.3	719.7	2.8	3.1	1.7
Minimum royalty payments (4)	15.8	3.4	8.9	3.5	-
Capital expenditure commitments	22.4	22.4	-	-	-
Deferred compensation	7.5	7.5	-	-	-
Acquisition consideration payable (5)	236.7	214.9	16.3	5.5	-
Other long-term liabilities (6)	93.4	10.4	29.0	23.0	31.0
Total contractual obligations (7)	$ 3,438.3	$ 1,156.4	$ 640.6	$ 310.3	$ 1,331.0

(1) Excludes the effects of our interest rate swaps or cap. The maximum future net cash payments under these contracts total $23.9 million, for which we cannot make reasonably reliable estimates of the timing and amounts to be paid, if any.

(2) Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $13.3 million.

(3) Includes outstanding trade letters of credit of $3.4 million, which primarily represent inventory purchase commitments which typically mature in two to six months and excludes $19.4 million of standby letters of credit, for which we cannot make reasonably reliable estimates of the timing and amounts (if any) to be paid.

(4) Under exclusive licenses to manufacture certain items under trademarks not owned by us pursuant to various license agreements, we are obligated to pay the licensors a percentage of our net sales of these licensed products, subject to minimum scheduled royalty and advertising payments. Amounts shown do not reflect the application of $1.8 million in advances against future royalties.

(5) Represents estimated cash payments. Amounts reported as liabilities in the consolidated balance sheets primarily represent the present value of these payments.

(6) Consists primarily of deferred rent and pension and postretirement liabilities. Pension and postretirement liabilities, which total $26.5 million, are reported under the more than five years column, as we cannot make reasonably reliable estimates of the timing and amounts to be paid. We plan to contribute $6.5 million to our defined benefit plans in 2012.

(7) Excludes $4.7 million of uncertain tax positions, for which we cannot make reasonably reliable estimates of the timing and amounts to be paid.

New Accounting Standards

In May 2011, FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends Topic 820 to provide common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, as well as providing guidance on how fair value should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 is to be applied prospectively, and early adoption is not permitted. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on our results of operations or our financial position.

In June 2011, FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 eliminates the option that permits the presentation of other comprehensive income in the statement of changes in equity and requires presenting components of net income and comprehensive income in either a one-statement approach with totals for both net income and comprehensive income, or a two-statement approach where a statement presenting the components of net income and total net income must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. For public companies, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. We have adopted the two-statement approach as of December 31, 2011.

In September 2011, the FASB issued ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment." ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU No. 2011-08 is not expected to have a material impact on our results of operations or our financial position.

In September 2011, the FASB issued ASU 2011-09, "Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan." ASU 2011-09 provides for additional separate disclosures for multiemployer pension plans and other multiemployer postretirement benefit plans. The amended disclosures require additional quantitative and qualitative disclosures about an employer's involvement in significant multiemployer pension plans. For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. We currently do not participate in any significant multiemployer plans.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 provides for additional disclosures of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this Update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, and disclosures required by these amendments should be provided retrospectively for all comparative periods presented.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. ASU 2011-12 did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments are effective at the same time as the amendments in ASU 2011-05.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

We are exposed to the impact of interest rate changes, foreign currency fluctuations, and changes in the market value of our fixed rate long-term debt. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. The following quantitative disclosures were derived using quoted market prices, yields and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms, such as the coupon rate, term to maturity and embedded call options. Certain items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits were not included in the analysis. For further information see "Derivatives" and "Financial Instruments" in the Notes to Consolidated Financial Statements.

Interest Rates

Our primary interest rate exposures relate to the fair value of our fixed rate long-term debt and interest expense related to our revolving credit facility.

At December 31, 2011, the fair value of our fixed rate debt was $700.8 million. On that date, the potential decrease in fair value of our fixed rate long-term debt instruments resulting from a hypothetical 10% adverse change in interest rates was approximately $63.7 million.

Our primary interest rate exposures on variable rate credit facilities are with respect to United States and Canadian short-term rates. Cash borrowings under these facilities bear interest at rates that vary with changes in prevailing market rates. At December 31, 2011, we had $651.9 million in variable rate credit facilities, under which no cash borrowings and $23.9 million of letters of credit were outstanding.

At December 31, 2011, we had outstanding interest rate swaps to convert our $250 million 5.125% Senior Notes due 2014 (the "Notes") to variable-rate debt and an interest rate cap to limit our exposure to increases in the variable rates of our interest rate swaps. Under the terms of the swap contracts, we are required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (which are reset on the 15th day of each calendar quarter) plus 3.46%, and the counterparties are obligated to make semiannual fixed-rate payments to us of 5.125%. We also have an interest rate cap that limits our three-month LIBOR rate exposure to 5.0%. The swap and cap transactions have a termination date of November 15, 2014, the date the Notes mature.

At December 31, 2011, the fair value of the interest rate swaps was an asset of $5.5 million and the fair value of the interest rate cap was an asset of $0.2 million. The maximum future net cash payments that could be made under these contracts are estimated to be $23.9 million.

Foreign Currency Exchange Rates

We are exposed to market risk related to changes in foreign currency exchange rates. Our products have historically been purchased from foreign manufacturers in pre-set United States Dollar prices. With the acquisition of SWH and Kurt Geiger, we also purchase certain products in Euros and Pounds. We also have assets, liabilities and intercompany accounts denominated in certain foreign currencies that generate exchange gains and losses as exchange rates change. To date, we generally have not been materially adversely affected by fluctuations in exchange rates.

At December 31, 2011, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total notional value of US $5.3 million at a weighted-average exchange rate of $1.01 maturing through March 2012. The fair value of these contracts at December 31, 2011 was a $0.1 million unrealized gain. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to a financial instrument fails to perform its obligation. However, we do not expect the counterparty, which presently has a high credit rating, to fail to meet its obligations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 21, 2012

To the Stockholders of The Jones Group Inc.

The management of The Jones Group Inc. is responsible for establishing and maintaining adequate internal controls over financial reporting. Our management is also responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2011. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In accordance with SEC guidance regarding the reporting of internal control over financial reporting in connection with a material acquisition, management may omit an assessment of an acquired business' internal control over financial reporting from management's assessment of internal control over financial reporting for a period not to exceed one year. Accordingly, we have excluded Kurt Geiger from the scope of management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. The assets and revenues of Kurt Geiger excluded from management's assessment constituted 4.9% of total assets as of December 31, 2011 and 5.7% of revenues for the year ended December 31, 2011. Management did not assess the effectiveness of internal control over financial reporting of Kurt Geiger because of the timing of the acquisition, which was completed on June 2, 2011.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO USA, LLP, the independent registered public accounting firm who audits our financial statements, has audited our internal control over financial reporting as of December 31, 2011 and has expressed an unqualified opinion thereon.



Wesley R. Card
Chief Executive Officer



John T. McClain
Chief Financial Officer



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Ave
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
The Jones Group Inc.
New York, New York

We have audited The Jones Group Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Jones Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of KG Group Holdings Limited, which was acquired on June 2, 2011, and which is included in the consolidated balance sheet of The Jones Group Inc. as of December 31, 2011, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in equity, and cash flows for the year then ended. The assets and revenues of KG Group Holdings Limited excluded from management's assessment constituted 4.9% of total assets as of December 31, 2011, and 5.7% of revenues for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of KG Group Holdings Limited because of the timing of the acquisition, which was completed on June 2, 2011. Our audit of internal control over financial reporting of The Jones Group Inc. also did not include an evaluation of the internal control over financial reporting of KG Group Holdings Limited.

In our opinion, The Jones Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Jones Group Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated February 21, 2012 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
February 21, 2012

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the International BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Ave
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
The Jones Group Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Jones Group Inc. as of December 31, 2011 and 2010 and the related consolidated statements of operations, statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Jones Group Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Jones Group Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 21, 2012 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
February 21, 2012

THE JONES GROUP INC.
CONSOLIDATED BALANCE SHEETS
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

December 31,	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 238.8	$ 200.8
Accounts receivable	339.6	345.6
Inventories, primarily finished goods	491.1	465.9
Prepaid and refundable income taxes	11.9	18.7
Deferred taxes	26.4	28.0
Loan to unconsolidated affiliate	10.0	-
Prepaid expenses and other current assets	37.7	32.1
Total current assets	1,155.5	1,091.1
Property, plant and equipment, at cost, less accumulated depreciation and amortization	271.4	226.4
Goodwill	255.3	161.8
Other intangibles, less accumulated amortization	897.4	726.7
Investment in and loan to unconsolidated affiliate	35.6	40.2
Other assets	100.1	86.2
Total assets	$ 2,715.3	$ 2,332.4
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 0.1	$ 0.1
Current portion of capital lease obligations	1.9	1.7
Current portion of acquisition consideration payable	194.1	14.1
Accounts payable	236.2	213.4
Income taxes payable	1.4	-
Accrued employee compensation and benefits	45.3	49.3
Accrued expenses and other current liabilities	101.0	93.1
Total current liabilities	580.0	371.7
Long-term debt	831.4	509.9
Obligations under capital leases	23.3	25.2
Income taxes	6.7	6.3
Deferred taxes	73.4	0.3
Acquisition consideration payable	17.7	201.3
Other	93.4	79.4
Total liabilities	1,625.9	1,194.1
Commitments and contingencies	-	-
Equity:		
Preferred stock, $.01 par value - shares authorized 1.0; none issued	-	-
Common stock, $.01 par value - shares authorized 200.0; issued 81.0 and 86.4	0.8	0.9
Additional paid-in capital	521.8	541.9
Retained earnings	596.2	603.8
Accumulated other comprehensive loss	(29.6)	(8.4)
Total Jones stockholders' equity	1,089.2	1,138.2
Noncontrolling interest	0.2	0.1
Total equity	1,089.4	1,138.3
Total liabilities and equity	$ 2,715.3	$ 2,332.4

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

Year Ended December 31,	2011	2010	2009
Net sales	$ 3,734.0	$ 3,593.5	$ 3,279.7
Licensing income	50.2	48.3	46.8
Other revenues	1.1	0.9	0.9
Total revenues	3,785.3	3,642.7	3,327.4
Cost of goods sold	2,440.1	2,387.2	2,181.5
Gross profit	1,345.2	1,255.5	1,145.9
Selling, general and administrative expenses	1,173.2	1,073.0	1,008.7
Trademark impairments	31.5	37.6	28.7
Goodwill impairment	-	-	120.6
Operating income (loss)	140.5	144.9	(12.1)
Interest income	0.9	1.5	2.8
Interest expense and financing costs	74.2	60.4	55.6
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	1.5
Equity in income (loss) of unconsolidated affiliate	3.9	(0.9)	(3.7)
Income (loss) before provision for income taxes	71.1	85.1	(70.1)
Provision for income taxes	19.6	30.7	16.2
Net income (loss)	51.5	54.4	(86.3)
Less: income attributable to noncontrolling interest	0.8	0.6	0.3
Income (loss) attributable to Jones	$ 50.7	$ 53.8	$ (86.6)
Earnings (loss) per share			
Basic	$ 0.62	$ 0.63	$ (1.02)
Diluted	0.61	0.62	(1.02)
Weighted average common shares outstanding			
Basic	79.6	82.1	81.7
Diluted	81.3	82.6	81.7
Dividends declared per share	$ 0.20	$ 0.20	$ 0.20

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(ALL AMOUNTS IN MILLIONS)

Year Ended December 31,	2011	2010	2009
Net income (loss)	$ 51.5	$ 54.4	$ (86.3)
Other comprehensive (loss) income:			
Pension and postretirement liability adjustments, net of $3.9, $1.0 and $0.3 tax benefit	(7.1)	(1.7)	(0.6)
Change in fair value of cash flow hedges, net of $0.1, $0.1 and $0.4 tax benefit	(0.2)	(0.3)	(0.7)
Reclassification adjustment for hedge gains and losses included in net income (loss), net of $0.2, $0.1 and $0.2 tax benefit	0.5	0.1	0.4
Foreign currency translation adjustments	(14.4)	1.1	5.0
Total other comprehensive (loss) income	(21.2)	(0.8)	4.1
Comprehensive income (loss)	$ 30.3	$ 53.6	$ (82.2)

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

	Number of common shares outstanding	Total equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income(loss)	Treasury stock	Non-controlling interest
Balance, January 1, 2009	83.4	$ 1,182.2	$ 1.5	$ 1,350.7	$ 1,668.0	$ (11.7)	$ (1,826.3)	$ -
Year ended December 31, 2009:								
Comprehensive (loss) income	-	(82.2)	-	-	(86.6)	4.1	-	0.3
Issuance of restricted stock to employees, net of forfeitures	2.0	-	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	13.0	0.1	12.9	-	-	-	-
Distributions to noncontrolling interest	-	(0.2)	-	-	-	-	-	(0.2)
Tax effects from vesting of restricted stock	-	(1.1)	-	(1.1)	-	-	-	-
Tax effects of expired employee stock options	-	(2.2)	-	(2.2)	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(17.0)	-	-	(17.0)	-	-	-
Balance, December 31, 2009	85.4	1,092.5	1.6	1,360.3	1,564.4	(7.6)	(1,826.3)	0.1
Year ended December 31, 2010:								
Comprehensive income (loss)	-	53.6	-	-	53.8	(0.8)	-	0.6
Issuance of restricted stock to employees, net of forfeitures	1.7	-	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	22.0	-	22.0	-	-	-	-
Exercise of employee stock options	-	0.6	-	0.6	-	-	-	-
Distributions to noncontrolling interest	-	(0.6)	-	-	-	-	-	(0.6)
Tax effects from exercise of employee stock options and vesting of restricted stock	-	(0.6)	-	(0.6)	-	-	-	-
Tax effects of expired employee stock options	-	(1.1)	-	(1.1)	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(17.4)	-	-	(17.4)	-	-	-
Treasury stock acquired	(0.7)	(10.7)	-	-	-	-	(10.7)	-
Retirement of treasury stock	-	-	(0.7)	(839.3)	(997.0)	-	1,837.0	-
Balance, December 31, 2010	86.4	1,138.3	0.9	541.9	603.8	(8.4)	-	0.1
Year ended December 31, 2011:								
Comprehensive income (loss)	-	30.3	-	-	50.7	(21.2)	-	0.8
Issuance of restricted stock to employees, net of forfeitures	1.8	-	-	-	-	-	-	-
Amortization expense in connection with restricted stock	-	16.7	-	16.7	-	-	-	-
Distributions to noncontrolling interest	-	(0.7)	-	-	-	-	-	(0.7)
Tax effects from vesting of restricted stock	-	1.1	-	1.1	-	-	-	-
Tax effects of expired employee stock options	-	(1.4)	-	(1.4)	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(17.0)	-	-	(17.0)	-	-	-
Treasury stock acquired	(7.2)	(78.0)	(0.1)	(36.5)	(41.4)	-	-	-
Other	-	0.1	-	-	0.1	-	-	-
Balance, December 31, 2011	81.0	$ 1,089.4	$ 0.8	$ 521.8	$ 596.2	$ (29.6)	$ -	$ 0.2

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(ALL AMOUNTS IN MILLIONS)

Year Ended December 31,	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 51.5	$ 54.4	$ (86.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of acquisitions:			
Amortization of employee stock options and restricted stock	16.7	22.0	13.0
Depreciation and other amortization	88.1	91.9	78.7
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	1.5
Impairment losses on property, plant and equipment	10.6	9.0	24.4
Goodwill impairment	-	-	120.6
Other intangible asset impairments	31.5	40.2	28.7
Adjustments to acquisition consideration payable	11.9	19.0	-
Equity in (income) loss of unconsolidated affiliates	(3.9)	0.9	3.7
Provision for (recovery of) losses on accounts receivable	1.3	(0.2)	1.7
Deferred taxes	17.9	4.5	10.7
Fair value adjustments related to interest rate swaps and cap	2.1	2.4	-
Write-off of deferred financing fees	1.9	-	4.4
Other items, net	6.1	0.3	1.3
Changes in operating assets and liabilities:			
Accounts receivable	22.3	(19.5)	56.3
Inventories	25.7	(70.3)	136.9
Prepaid expenses and other current assets	1.3	(4.7)	9.5
Accounts payable	(5.7)	24.8	(46.8)
Income taxes payable/prepaid income taxes	7.2	(21.1)	0.6
Accrued expenses and other current liabilities	(21.2)	8.0	(4.6)
Acquisition consideration payable	(5.3)	(1.3)	-
Other assets and liabilities	11.7	(19.0)	(5.3)
Total adjustments	220.2	86.9	435.3
Net cash provided by operating activities	271.7	141.3	349.0
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of KG Group Holdings, net of cash acquired	(143.1)	-	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	(159.3)	-
Acquisition of Moda Nicola International	(2.5)	(14.4)	-
Investment in GRI Group Limited	-	-	(15.2)
Capital expenditures	(98.0)	(41.0)	(30.0)
Other items, net	0.1	0.4	-
Net cash used in investing activities	(243.5)	(214.3)	(45.2)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of 6.875% Senior Notes	300.0	-	-
Debt issuance costs	(6.6)	-	-
Repurchase of 4.250% Senior Notes	-	-	(237.7)
Redemption at maturity of 4.250% Senior Notes	-	-	(7.5)
Payment of consent fees	-	-	(12.9)
Costs associated with consent fees and repurchase of 4.250% Senior Notes	-	-	(1.8)
Repayment of acquired debt of KG Group Holdings	(174.1)	-	-
Costs related to secured revolving credit agreement	(3.3)	(7.3)	(30.1)
Repayments of long-term debt	(0.1)	(0.2)	-
Cash distributions to former owners of Stuart Weitzman Holdings	-	(19.0)	-
Distributions to noncontrolling interest	(0.7)	(0.6)	(0.2)
Payments of acquisition consideration payable	(10.1)	(4.3)	-
Purchases of treasury stock	(78.0)	(10.7)	-
Proceeds from exercise of employee stock options	-	0.6	-
Dividends paid	(16.6)	(17.2)	(17.0)
Principal payments on capital leases	(1.7)	(2.6)	(3.1)
Excess tax benefits from share-based payment arrangements	1.6	1.2	-
Net cash provided by (used in) financing activities	10.4	(60.1)	(310.3)
EFFECT OF EXCHANGE RATES ON CASH	(0.6)	0.5	1.6
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	38.0	(132.6)	(4.9)
CASH AND CASH EQUIVALENTS, BEGINNING	200.8	333.4	338.3
CASH AND CASH EQUIVALENTS, ENDING	$ 238.8	$ 200.8	$ 333.4

See accompanying notes to consolidated financial statements

SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Jones Group Inc. and our subsidiaries. All intercompany balances and transactions have been eliminated. The results of operations of acquired companies are included in our operating results from the respective dates of acquisition. We also have a 25% interest in GRI, which is accounted for under the equity method of accounting.

We design, contract for the manufacture of and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children and women's and men's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States, Canada and Europe. We also operate our own network of retail and factory outlet stores, concession locations and e-commerce web sites. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of cash investments and accounts receivable. We place our cash and cash equivalents in investment-grade, highly-liquid U.S. government agency and corporate money market accounts. We perform ongoing credit evaluations of our customers' financial condition and, generally, require no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable.

Derivative Financial Instruments

Our primary objectives for holding derivative financial instruments are to manage foreign currency and interest rate risks. We do not use financial instruments for trading or other speculative purposes. We have historically used derivative financial instruments to hedge both the fair value of recognized assets or liabilities (a "fair value" hedge) and the variability of anticipated cash flows of a forecasted transaction (a "cash flow" hedge). Our strategies related to derivative financial instruments have been:

- the use of foreign currency forward contracts to hedge a portion of anticipated future short-term inventory purchases to offset the effects of changes in foreign currency exchange rates (primarily between the U.S. Dollar and the Canadian Dollar) and
- the use of interest rate swaps and caps to effectively convert a portion of our outstanding fixed-rate debt to variable-rate debt to take advantage of lower interest rates.

Our foreign currency forward contracts are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item, and our interest rate swaps are highly effective based on regression analyses (our interest rate cap agreement has not been designated as a hedge). On the date a qualifying derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets and liabilities. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either cost of sales for inventory purchases or to selling, general and administrative ("SG&A") expenses for all other items. Any ineffective portion of a hedging derivative's change in fair value will be immediately recognized in cost of sales for foreign currency forward contracts and interest expense for interest rate swap contracts. Differentials to be paid or received under interest rate swap contracts and changes in the fair value of interest rate cap contracts are recognized in income as adjustments to interest expense. Gains or losses generated from the early termination of interest rate swap contracts are amortized to earnings over the remaining terms of the contracts as adjustments to interest expense. The fair values of the derivatives, which are based on observable inputs such as yield curves or foreign exchange spot rates, are reported as other current assets, other assets, accrued expenses and other current liabilities or other noncurrent liabilities, as appropriate.

Accounts Receivable

Accounts receivable are reported at amounts we expect to be collected, net of trade discounts and deductions for co-op advertising normally taken by our customers, allowances we provide to our retail customers to effectively flow goods through the retail channels, an allowance for non-collection due to the financial position of our customers and credit card accounts, and an allowance for estimated sales returns.

Inventories and Cost of Sales

Inventories are valued at the lower of cost or market. Inventory values are determined using the FIFO (first in, first out) and weighted average cost methods. We reduce the carrying cost of inventories for obsolete or slow moving items as necessary to properly reflect inventory value. The cost elements included in inventory consist of all direct costs of merchandise (net of purchase discounts and vendor allowances), allocated overhead (primarily design and production costs), inbound freight and merchandise acquisition costs such as commissions and import fees.

Cost of sales includes the inventory cost elements listed above as well as warehouse outbound freight, merchandise freight between our distribution centers and retail locations and realized gains or losses on foreign currency forward contracts associated with inventory purchases. Our cost of sales may not be comparable to those of other entities, since some entities include all of the costs associated with their distribution functions in cost of sales while we include these costs in SG&A expenses. Distribution costs included in SG&A expenses for 2011, 2010 and 2009 were $93.3 million, $105.4 million and $101.0 million, respectively.

Property, Plant, Equipment and Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements recorded at the inception of a lease are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter; for improvements made during the lease term, the amortization period is the shorter of the useful life or the remaining lease term (including any renewal periods that are deemed to be reasonably assured). Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Rent expense on our buildings and retail stores is classified as an SG&A expense and, for certain stores, includes contingent rents that are based on a percentage of retail sales over stated levels. Landlord allowances are amortized by the straight-line method over the term of the lease as a reduction of rent expense.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. We test at least annually our goodwill and other intangibles without determinable lives (primarily tradenames and trademarks) for impairment through the use of discounted cash flow models. Other intangibles with determinable lives, including license agreements, are amortized over the estimated useful lives of the assets (currently ranging from seven months to 23 years).

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. Dollars in accordance with ASC Section 830, "Foreign Currency Matters." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. Gains and losses on transactions denominated and settled in a foreign currency are reflected in the consolidated statements of operations. Net foreign currency (losses) gains included in SG&A expenses were $(5.7) million, $1.0 million and $(1.2) million in 2011, 2010 and 2009, respectively.

Defined Benefit Plans

Our funding policy is to contribute at least the minimum amount to meet the funding ratio requirements of the Pension Protection Act.

Treasury Stock

Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings. When treasury shares are retired and returned to authorized but unissued status, the carrying value in excess of par is allocated to additional paid-in capital and retained earnings on a pro rata basis.

Revenue Recognition

Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded primarily by reducing revenues for the total revenues related to estimated returns, with an offsetting reduction to cost of sales for the cost of the estimated returns. Sales taxes collected from retail customers are excluded from reported revenues. Licensing income is recognized based on the higher of contractual minimums or sales of licensed products realized by our licensees.

Shipping and Handling Costs

Shipping and handling costs billed to customers are recorded as revenue. Freight costs associated with shipping goods to customers are recorded as a cost of sales.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising first takes place and we expense advertising production costs as incurred, net of reimbursements for cooperative advertising. Net advertising expense was $65.6 million, $57.6 million and $45.3 million in 2011, 2010 and 2009, respectively, net of co-operative advertising reimbursements of $11.7 million, $11.1 million and $11.6 million, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated Federal, foreign, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

We have outstanding restricted stock grants that contain nonforfeitable rights to dividends (whether paid or unpaid) which qualify these shares as participating securities, requiring them to be included in the computation of earnings per share pursuant to the two-class method. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Basic earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of unvested restricted stock not classified as participating securities and common shares issuable upon exercise of stock options. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all outstanding restricted shares have vested.

The following options to purchase shares of common stock were outstanding during a portion of 2011 and 2010 but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares and, therefore, would be antidilutive. For 2009, none of the options outstanding were included in the computation of diluted earnings per share due to the net loss for the year.

For the year ended December 31,	2011	2010	2009
Number of options (in millions)	4.4	6.0	N/A
Weighted average exercise price	$34.74	$33.25	-

Restricted Stock

Compensation cost for restricted stock that vests based upon the passage of time or on the achievement of a performance condition is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is granted over the amount the employee must pay to acquire the stock (which is generally zero). Compensation cost for restricted stock that vests upon the achievement of a performance condition is also based upon the probability that the performance condition will be satisfied. Compensation cost for restricted stock that vests based upon the achievement of a market condition is determined based on a Monte Carlo valuation model and is recognized regardless of whether or not the market condition is satisfied.

Compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for the total award.

Long-Lived Assets

We review certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, we assess the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures.

Cash Equivalents

We consider all highly liquid short-term investments to be cash equivalents.

New Accounting Standards

In May 2011, FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU 2011-04 amends Topic 820 to provide common fair value measurement and disclosure requirements in U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and International Financial Reporting Standards. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, as well as providing guidance on how fair value should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 is to be applied prospectively, and early adoption is not permitted. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU No. 2011-04 is not expected to have a material impact on our results of operations or our financial position.

In June 2011, FASB issued ASU 2011-05, "Comprehensive Income (Topic 220): Presentation of Comprehensive Income." ASU 2011-05 eliminates the option that permits the presentation of other comprehensive income in the statement of changes in equity and requires presenting components of net income and comprehensive income in either a one-statement approach with totals for both net income and comprehensive income, or a two-statement approach where a statement presenting the components of net income and total net income must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. For public companies, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. We have adopted the two-statement approach as of December 31, 2011.

In September 2011, the FASB issued ASU 2011-08, "Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment." ASU 2011-08 simplifies how entities, both public and nonpublic, test goodwill for impairment. ASU 2011-08 permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU No. 2011-08 is not expected to have a material impact on our results of operations or our financial position.

In September 2011, the FASB issued ASU 2011-09, "Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80): Disclosures about an Employer's Participation in a Multiemployer Plan." ASU 2011-09 provides for additional separate disclosures for multiemployer pension plans and other multiemployer postretirement benefit plans. The amended disclosures require additional quantitative and qualitative disclosures about an employer's involvement in significant multiemployer pension plans. For public entities, the amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011, with early adoption permitted. We currently do not participate in any significant multiemployer plans.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 provides for additional disclosures of both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The amendments in this Update are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods, and disclosures required by these amendments should be provided retrospectively for all comparative periods presented.

In December 2011, the FASB issued ASU 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. ASU 2011-12 did not defer the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments are effective at the same time as the amendments in ASU 2011-05.

EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

Year Ended December 31,		2011		2010		2009
(In millions except per share amounts)						
Net income (loss)	$	51.5	$	54.4	$	(86.3)
Less: income attributable to noncontrolling interest		0.8		0.6		0.3
Income (loss) attributable to Jones		50.7		53.8		(86.6)
Less: income (loss) allocated to participating securities		1.5		2.4		(3.6)
Income (loss) available to common stockholders of Jones	$	49.2	$	51.4	$	(83.0)
Weighted-average common shares outstanding - basic		79.6		82.1		81.7
Effect of dilutive employee stock options and restricted stock		1.7		0.5		-
Weighted-average common shares and share equivalents outstanding - diluted		81.3		82.6		81.7
Earnings (loss) per share						
Basic	$	0.62	$	0.63	$	(1.02)
Diluted		0.61		0.62		(1.02)

ACQUISITIONS

Moda Nicola International, LLC

On February 4, 2010, we acquired 100% of the membership interests in Moda Nicola International, LLC ("Moda"), a privately-held designer, marketer and wholesaler of women's contemporary eveningwear and sportswear, and owner of the *Robert Rodriguez* Collection, for $35.7 million. Under the terms of the agreement, we made cash payments of $16.9 million to the selling members of Moda. The selling members of Moda are also entitled to receive future cash payments upon achievement of certain financial targets set within the agreement for the years 2011 through 2014. At the acquisition date, we recorded an acquisition consideration liability for $18.8 million, based on projected revenues and gross margins of the acquired business and a discount factor based on an estimated weighted average cost of capital. Adjustments to this liability are recorded as an SG&A expense in our domestic wholesale sportswear segment. At December 31, 2011, the liability was $14.8 million, with $(8.1) million and $4.1 million recorded as SG&A expenses during 2011 and 2010, respectively. Projected payments amount to $4.0 million in 2012, $4.0 million in 2013, $4.6 million in 2014, and $5.5 million in 2015.

We pursued the acquisition of Moda to increase our presence in the contemporary apparel market and to further develop a business portfolio with significant growth opportunities. Moda is reported as part of our domestic wholesale sportswear segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Moda on February 4, 2010.

(In millions)	Amortization life (in months)	Fair Value
Current assets		$ 3.2
Property, plant and equipment		0.2
Intangible assets:		
Goodwill		6.6
Customer relationships	120	7.9
Trademarks	240	17.0
Covenants not to compete	59	0.2
Order backlog	3	1.7
Total assets acquired		36.8
Current liabilities		(1.1)
Total purchase price		$ 35.7

The fair value of receivables acquired from Moda was $2.2 million, with gross contractual amounts receivable amounting to $2.7 million.

The acquisition resulted in the recognition of $6.6 million of goodwill, which is expected to be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the acquisition, such as manufacturing and supply chain work process improvements and the elimination of redundant corporate overhead for shared services and governance, the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as footwear.

The following table provides total revenues and results of operations from the acquired Moda business included in our results for 2010 subsequent to the acquisition.

(In millions)	
Total revenues	$ 17.0
Loss before provision for income taxes	(6.9)

Stuart Weitzman Holdings, LLC

On June 2, 2010, we acquired 55% of the membership interests in Stuart Weitzman Holdings, LLC ("SWH"), a privately-held designer and manufacturer of women's salon footwear and accessories under the *Stuart Weitzman* label. SWH markets its products in fine specialty and department stores worldwide and in its own chain of retail stores in the U.S. and abroad.

Under the terms of the agreement, the acquisition will occur in two stages. We made an initial cash payment of $180.3 million for a 55% interest in SWH. The purchase of the remaining 45% will occur on December 31, 2012. The remaining purchase price will be determined under a formula set forth in the agreement, which is based upon the financial results of SWH from 2010 through 2012. We recorded all SWH's identifiable assets, SWH's liabilities assumed and the noncontrolling interest at fair value under the acquisition method. Due to our obligation to purchase the remaining 45% interest, the noncontrolling interest is classified as a liability, with adjustments to the liability recorded as interest expense. We recorded a liability of $181.8 million for the initial value of the projected payments for the remaining 45% interest, based on probability-weighted projected earnings before interest, taxes, depreciation and amortization (as defined in the agreement) of the acquired business and cash distributions that are required by the agreement to be disbursed for 2010 through 2012, using a discount factor based on an estimated weighted average cost of capital. At December 31, 2011, the fair value of the liability was $195.6 million, with $20.0 million and $14.9 million recorded as interest expense during 2011 and 2010, respectively, with $15.4 million and $5.7 million of payments recorded during 2011 and 2010, respectively. Projected payments amount to $209.5 million in 2012 and $7.7 million in 2013.

We pursued the acquisition of SWH to increase our presence in the contemporary footwear market and to further develop a business portfolio with significant growth opportunities. SWH's wholesale footwear business is reported in our domestic wholesale footwear and accessories and international wholesale segments, its retail business is reported in our domestic retail and international retail segments, and its licensing business is reported in our licensing, eliminations and other segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from SWH on June 2, 2010.

(In millions)	Amortization life (in months)		Fair Value
Cash		$	21.0
Accounts receivable			20.1
Inventories			18.9
Other current assets			1.5
Property, plant and equipment			19.4
Intangible assets:			
Trademarks			154.1
Goodwill			115.1
Customer relationships	120		20.2
Covenant not to compete	55		3.5
Order backlog	9		10.5
Favorable lease agreements	139		6.1
Licensing agreements	55		3.6
Other noncurrent assets			0.7
Total assets acquired			394.7
Cash distributions payable			19.0
Current liabilities			10.6
Unfavorable lease agreements	73		2.7
Other long-term liabilities			0.3
Total liabilities assumed			32.6
Total purchase price		$	362.1

The gross contractual accounts receivable acquired from SWH was $24.4 million.

The acquisition resulted in the recognition of $115.1 million of goodwill, which is expected to be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the acquisition, such as the elimination of redundant corporate overhead for shared services and governance, the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as apparel.

The following table provides total revenues and results of operations from the acquired SWH business included in our results for 2010 subsequent to the acquisition.

(In millions)		
Total revenues	$	129.2
Loss before provision for income taxes		(7.5)

KG Group Holdings Limited

On June 2, 2011, we acquired 100% of the equity interests in KG Group Holdings Limited ("Kurt Geiger"), a privately-held wholesaler and retailer of luxury footwear and accessories, for $150.0 million in cash and the assumption of $174.1 million of debt, which was immediately repaid following the transaction. Kurt Geiger markets products under four of its own brands - *Kurt Geiger, KG, Carvela* and *Miss KG* - and over 100 other luxury brands in more than 200 retail locations, including concessions in Europe's leading department stores, including Harrods, Selfridges, Liberty, House of Fraser, Fenwick John Lewis and Brown Thomas, as well as company-operated stores.

Approximately $10.2 million of the purchase price payable to certain selling shareholders who are senior managers of Kurt Geiger has been rolled over into 5% Loan Notes (the "Loan Notes"), which are payable on or before April 16, 2016 and are subject to forfeiture in the event of termination of employment under certain circumstances. This amount is recorded as compensation expense over the term of the Loan Notes and is not reported as a component of the cost of the acquisition.

We pursued the acquisition of Kurt Geiger to increase our international presence and further extend our reach into the designer footwear business. Kurt Geiger will serve as our hub in Europe. Kurt Geiger's wholesale footwear business is reported in our international wholesale segment and its retail business is reported in our international retail segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Kurt Geiger on June 2, 2011.

(In millions)	Weighted-average amortization life (in months)		Fair Value
Cash		$	6.9
Accounts receivable			19.7
Inventories			55.1
Other current assets			9.5
Property, plant and equipment			27.0
Intangible assets:			
Trademarks - nonamortized			95.1
Trademarks - amortized	120		0.1
Goodwill			99.3
Customer relationships	232		125.7
Order backlog	9		2.8
Favorable lease agreements	99		6.8
Total assets acquired			448.0
Accounts payable			30.6
Other current liabilities			28.5
Long-term debt			174.1
Unfavorable lease agreements	100		0.2
Deferred taxes			64.6
Total liabilities assumed			298.0
Total purchase price		$	150.0

The gross contractual accounts receivable acquired from Kurt Geiger was $19.8 million.

The acquisition resulted in the recognition of $99.3 million of goodwill, which is not expected to be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the leveraging of the combined networks of partners, infrastructure and strong department store relationships to expand product distribution worldwide, as well as the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as apparel.

The following table provides total revenues and results of operations from the acquired Kurt Geiger business included in our results for 2011 subsequent to the acquisition.

(In millions)		
Total revenues	$	214.4
Loss before provision for income taxes		(5.4)

The following table provides pro forma total revenues and results of operations for 2011 and 2010 as if Moda and SWH had been acquired on January 1, 2009 and Kurt Geiger had been acquired on January 1, 2010. The unaudited pro forma results reflect certain adjustments related to the acquisitions, such as amortization expense on intangible assets acquired from Moda, SWH and Kurt Geiger resulting from the fair valuation of assets acquired. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Moda, SWH or Kurt Geiger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisitions been completed at the indicated dates, nor are they indicative of the future operating results of the combined companies.

(In millions, except per share amounts)		2011		2010
Total revenues	$	3,915.5	$	4,018.0
Net income		50.0		61.6
Earnings per share attributable to Jones				
Basic	$	0.60	$	0.71
Diluted		0.59		0.71

The pro forma earnings for 2010 were adjusted to exclude $0.6 million and $5.4 million, respectively, of acquisition-related expenses related to the acquisitions of Moda and SWH incurred during the respective periods and $1.7 million and $10.4 million, respectively, of nonrecurring expense related to the fair value of acquisition-date order backlogs. The pro forma earnings for 2011 were adjusted to exclude $4.9 million of acquisition-related expenses incurred related to the acquisition of Kurt Geiger and $2.7 million of nonrecurring expense related to the fair value of Kurt Geiger acquisition-date order backlogs. The pro forma earnings for 2010 were adjusted to include the $2.7 million of nonrecurring expense related to the fair value of Kurt Geiger acquisition-date order backlogs.

Acquisition Expenses

During 2010, pretax charges totaling $0.6 million and $5.4 million were recorded for legal expenses and other transactions related to the Moda and SWH acquisitions, respectively. During 2011, pretax charges totaling $4.9 million were recorded for legal expenses and other transactions related to the Kurt Geiger acquisition. These charges, which were expensed in accordance with the accounting guidance for business combinations, were recorded as SG&A costs in our licensing, other and eliminations segment.

ACCOUNTS RECEIVABLE AND SIGNIFICANT CUSTOMERS

Accounts receivable consist of the following:

December 31,		2011		2010
(In millions)				
Trade accounts receivable	$	367.9	$	374.1
Allowances for doubtful accounts, returns, discounts and co-op advertising		(28.3)		(28.5)
	$	339.6	$	345.6

A significant portion of our sales are to retailers throughout the United States and Canada. We have one significant customer in our domestic wholesale sportswear, domestic wholesale jeanswear and domestic wholesale footwear and accessories operating segments. Macy's, Inc. accounted for approximately 19%, 20% and 21% of consolidated gross revenues for 2011, 2010 and 2009, respectively, and accounted for approximately 18% of accounts receivable at both December 31, 2011 and 2010.

Due to our 25% ownership interest in GRI, GRI is deemed to be a related party. Included in accounts receivable are amounts due from GRI in the amount of $19.7 million and $25.4 million at December 31, 2011 and 2010, respectively. Net revenues from GRI amounted to $65.9 million, $71.6 million and $47.0 million for 2011, 2010 and 2009, respectively. On April 23, 2009, we converted $10.0 million of outstanding GRI accounts receivable to a three-year interest-bearing convertible note.

ACCRUED RESTRUCTURING COSTS

Jewelry

During 2009, we decided to discontinue the domestic manufacturing, product development and sourcing activities of our jewelry business, and also announced the closing of our jewelry distribution center during 2010. We accrued $6.3 million and $1.0 million 2009 and 2010, respectively, of termination benefits and associated employee costs for 152 employees. During 2010 and 2011, we recorded $2.7 million and $0.1 million, respectively, of lease obligation costs relating to closed facilities. These costs are reported as SG&A expenses in the domestic wholesale footwear and accessories segment.

The details of the jewelry restructuring accruals are as follows:

(In millions)		One-time termination benefits		Lease obligations		Total jewelry restructuring
Balance, January 1, 2009	$	-	$	-	$	-
Additions		6.3		-		6.3
Payments and reductions		(3.4)		-		(3.4)
Balance, December 31, 2009	$	2.9	$	-	$	2.9
Additions		1.0		2.7		3.7
Payments and reductions		(2.6)		(0.4)		(3.0)
Balance, December 31, 2010		1.3		2.3		3.6
Additions		-		0.1		0.1
Payments and reductions		(1.3)		(0.9)		(2.2)
Balance, December 31, 2011	$	-	$	1.5	$	1.5

The net accrual of $3.6 million at December 31, 2010 is reported as $2.1 million of accrued expenses and other current liabilities and $1.5 million of other noncurrent liabilities. The net accrual of $1.5 million at December 31, 2011 is reported as $0.4 million of accrued expenses and other current liabilities and $1.1 million of other noncurrent liabilities.

Texas Warehouse

On December 1, 2009, we announced the closing of warehouse facilities in Socorro, Texas. We accrued $3.1 million and $0.3 million in 2009 and 2010, respectively, of termination benefits and associated employee costs for 220 employees. During 2010 and 2011, we recorded $6.9 million and $0.5 million, respectively, of lease obligation costs relating to the warehouse. These costs are reported as SG&A expenses in the domestic wholesale jeanswear segment. The closing was substantially completed by the end of April 2010.

The details of the Texas warehouse restructuring accruals are as follows:

(In millions)		One-time termination benefits		Lease obligations		Total Texas warehouse restructuring
Balance, January 1, 2009	$	-	$	-	$	-
Additions		3.1		-		3.1
Balance, December 31, 2009		3.1		-		3.1
Additions		0.3		6.9		7.2
Payments and reductions		(3.4)		(2.8)		(6.2)
Balance, December 31, 2010		-		4.1		4.1
Additions		-		0.5		0.5
Payments and reductions		-		(3.7)		(3.7)
Balance, December 31, 2011	$	-	$	0.9	$	0.9

The net accrual of $4.1 million at December 31, 2010 is reported as accrued expenses and other current liabilities. The net accrual of $0.9 million at December 31, 2011 is reported as accrued expenses and other current liabilities.

Moderate Apparel Restructuring

In connection with the exit from and reorganization of certain moderate apparel product lines, we decided to close certain New York offices, and on October 9, 2007, we announced the closing of warehouse facilities in Goose Creek, South Carolina. We recorded $7.2 million of one-time termination benefits and associated employee costs for approximately 440 employees. During 2009, we recorded $3.3 million of lease obligation costs and in 2010, we reversed $1.4 million of the lease obligation costs relating to a sublease of one of the warehouse facilities. All costs are reported as SG&A expenses in our domestic wholesale jeanswear segment.

The details of the moderate apparel restructuring accruals are as follows:

(In millions)		One-time termination benefits		Lease obligations		Total moderate apparel restructuring
Balance, January 1, 2009	$	0.9	$	0.3	$	1.2
(Reversals) additions		(0.2)		3.3		3.1
Payments and reductions		(0.7)		(1.6)		(2.3)
Balance, December 31, 2009		-		2.0		2.0
Reversals		-		(1.4)		(1.4)
Payments and reductions		-		(0.3)		(0.3)
Balance, December 31, 2010		-		0.3		0.3
Payments and reductions		-		(0.1)		(0.1)
Balance, December 31, 2011	$	-	$	0.2	$	0.2

The net accrual of $0.3 million at December 31, 2010 is reported as $0.1 million of accrued expenses and other current liabilities and $0.2 million of other noncurrent liabilities. The net accrual of $0.2 million at December 31, 2011 is reported as $0.1 million of accrued expenses and other current liabilities and $0.1 million of other noncurrent liabilities.

Retail Stores

We continue to review our domestic retail operations for underperforming locations. As a result of these reviews, we have decided to close retail locations that no longer provide strategic benefits. During 2009, 2010 and 2011, we closed 99, 191 and 96 locations, respectively, and anticipate closing additional locations in 2012. Total termination benefits and associated employee costs are expected to be $9.2 million for approximately 2,085 employees, including both store employees and administrative support personnel. We accrued $4.6 million, $3.0 million and $1.6 million of termination benefits and associated employee costs during 2009, 2010 and 2011, respectively. In connection with our decision to close these stores, we reviewed the associated long-term assets for impairments. As a result of these reviews, we recorded $23.2 million, $9.0 million and $8.0 million of impairment losses in 2009, 2010 and 2011, respectively, on leasehold improvements and furniture and fixtures located in the stores to be closed. These costs are reported as SG&A expenses in the domestic retail segment.

The details of the restructuring accruals are as follows:

(In millions)		One-time termination benefits
Balance, January 1, 2009	$	-
Additions		4.6
Payments and reductions		(2.7)
Balance, December 31, 2009		1.9
Additions		3.0
Payments and reductions		(2.7)
Balance, December 31, 2010		2.2
Additions (reversals)		1.6
Payments and reductions		(2.5)
Balance, December 31, 2011	$	1.3

The net accrual of $2.2 million at December 31, 2010 is reported as $2.1 million of accrued expenses and other current liabilities and $0.1 million of other noncurrent liabilities. The net accrual of $1.3 million at December 31, 2011 is reported as accrued expenses and other current liabilities.

PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are as follows:

December 31,	2011	2010	Useful lives (years)
(In millions)			
Land and buildings	$ 74.3	$ 73.2	10 – 20
Leasehold improvements	272.5	245.3	1 – 30
Machinery, equipment and software	418.8	387.1	2 – 40
Furniture and fixtures	96.6	62.5	5 – 25
Construction in progress	14.6	11.4	-
	876.8	779.5	
Less: accumulated depreciation and amortization	605.4	553.1	
	$ 271.4	$ 226.4	

Depreciation and amortization expense relating to property, plant and equipment (including capitalized leases) reflected in results from continuing operations was $67.5 million, $64.6 million and $67.5 million in 2011, 2010 and 2009, respectively. At December 31, 2011, we had outstanding commitments of approximately $22.4 million relating primarily to the construction or remodeling of retail store locations and office facilities.

Included in property, plant and equipment are the following capitalized leases:

December 31,	2011	2010	Useful lives (years)
(In millions)			
Buildings	$ 37.8	$ 37.8	10 - 20
Machinery and equipment	13.0	14.0	2 - 5
	50.8	51.8	
Less: accumulated amortization	31.9	29.7	
	$ 18.9	$ 22.1	

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Accounting rules require that we test at least annually for possible goodwill impairment. We perform our test in the fourth fiscal quarter of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future profitability and cash flows. As a result of the 2009 impairment analysis, we determined that the goodwill balance existing in our retail segment was impaired as a result of decreases in projected revenues and profitability for the segment. Accordingly, we recorded an impairment charge of $120.6 million.

The following table presents, by segment and in total, changes in the carrying amount of goodwill for 2010 and 2011. With the addition of Kurt Geiger on June 2, 2011, we have redefined our reportable operating segments (see "Segment Information"). As a result, we have reallocated goodwill based on the current segment structure and have restated the goodwill by segment for all periods presented.

(In millions)	Domestic Wholesale Sportswear	Domestic Wholesale Jeanswear	Domestic Wholesale Footwear & Accessories	Domestic Retail	International Wholesale	International Retail	Total
Balance, January 1, 2010							
Goodwill	$ 40.1	$ 519.2	$ 813.2	$ 120.6	$ -	$ -	$ 1,493.1
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	-	(1,453.0)
Net goodwill	40.1	-	-	-		-	40.1
Acquisition of Moda	6.6	-	-	-	-	-	6.6
Acquisition of SWH	-	-	46.6	-	68.5	-	115.1
Balance, December 31, 2010							
Goodwill	46.7	519.2	859.8	120.6	68.5	-	1,614.8
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	-	(1,453.0)
Net goodwill	46.7	-	46.6	-	68.5		161.8
Acquisition of Kurt Geiger	-	-	-	-	45.8	53.5	99.3
Foreign currency translation effects	-	-	-	-	(2.7)	(3.1)	(5.8)
Balance, December 31, 2011							
Goodwill	46.7	519.2	859.8	120.6	111.6	50.4	1,708.3
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	-	(1,453.0)
Net goodwill	$ 46.7	$ -	$ 46.6	$ -	$ 111.6	$ 50.4	$ 255.3

We also perform our annual impairment test for indefinite-lived trademarks during the fourth fiscal quarter of the year. As a result of these analyses, we recorded trademark impairment charges of $31.5 million, $37.6 million and $28.7 million for 2011, 2010 and 2009, respectively, as a result of decreases in projected revenues for certain brands. All trademark impairment charges are reported as SG&A expenses in the licensing, other and eliminations segment.

The components of other intangible assets are as follows:

December 31, (In millions)	2011		2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
License agreements	$ 61.4	$ 52.4	$ 61.4	$ 50.2
Customer relationships	146.3	8.3	28.1	1.9
Trademarks	17.1	1.6	17.0	0.8
Acquired order backlog	2.6	2.6	10.5	10.4
Acquired favorable leases	12.8	2.0	6.4	0.4
Covenants not to compete	3.8	1.4	3.8	0.5
	244.0	68.3	127.2	64.2
Indefinite-life trademarks	721.7	-	663.7	-
	$ 965.7	$ 68.3	$ 790.9	$ 64.2

Amortization expense for intangible assets subject to amortization was $14.8 million, $18.1 million and $2.3 million for 2011, 2010 and 2009, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2016 is estimated to be $15.4 million in 2012, $15.0 million in 2013, $15.0 million in 2014, $13.6 million in 2015 and $13.2 million in 2016.

The cash flow models we use to estimate the fair values of our goodwill and trademarks involve several assumptions. Changes in these assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trademark valuations; (iii) projected revenue growth rates; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. The following table shows the assumptions we used to derive our fair value estimates as part of our annual impairment testing for 2011 and 2010.

	2011		2010	
	Goodwill	Trademarks	Goodwill	Trademarks
Discount rates	11.0%	11.0%	13.5%	13.5%
Royalty rates	--	4.0% - 8.0%	--	4.0% - 7.0%
Weighted-average revenue growth rates	10.6%	5.6%	6.6%	4.4%
Long-term growth rates	3.0%	0% - 3.0%	3.0%	0% - 3.0%

While the fair value of each operating segment at December 31, 2011 significantly exceeded the segment's carrying value, should economic conditions and trends (such as reduced consumer spending or the failure to achieve projected results) deteriorate throughout 2012 and beyond, especially in the United Kingdom and Europe, the carrying values of trademarks and goodwill could become impaired.

FAIR VALUES

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Subtopic 820-10 outlines a valuation framework, creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements, and details the disclosures that are required for items measured at fair value. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis. We are permitted to choose to measure many financial instruments and certain other items at fair value, although we did not elect the fair value measurement option for any of our financial assets or liabilities.

We have several financial instruments that must be measured under the fair value standard, including derivatives, the assets and liabilities of The Jones Group Inc. Deferred Compensation Plan (the "Rabbi Trust") and deferred director fees that are valued based on the quoted market price of our common stock. Our financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

- Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;

- Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

- Level 3 - unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

We have certain financial assets and liabilities that are required to be measured at fair value. These include:

- the assets and liabilities of The Jones Group Inc. Deferred Compensation Plan (the "Rabbi Trust"), which represent deferred employee compensation invested in mutual funds and which fall within Level 1 of the fair value hierarchy;
- deferred director fees, which represent phantom units of our common stock that have a fair value based on the market price of our common stock and which fall within Level 1 of the fair value hierarchy;
- foreign currency forward contracts, which have fair values based on observable inputs including foreign exchange forward and spot rates and which fall within Level 2 of the fair value hierarchy;

- interest rate swap and cap contracts, which have fair values based on observable inputs including yield curves and LIBOR rates and which fall within Level 2 of the fair value hierarchy;
- long-term debt that is hedged by interest rate swaps as a fair-value hedge and which falls within Level 2 of the fair value hierarchy; and
- consideration liabilities recorded as a result of the acquisition of Moda and SWH, which have fair values based on our projections of financial results and cash flows for the acquired business and a discount factor based on our weighted average cost of capital, and which fall within Level 3 of the fair value hierarchy.

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis at December 31, 2010 and 2011.

(In millions)

Description	Classification	Total Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2010:					
Rabbi Trust assets	Prepaid expenses and other current assets	$ 9.1	$ 9.1	$ -	$ -
Interest rate cap	Other long-term assets	1.3	-	1.3	-
	Total assets	$ 10.4	$ 9.1	$ 1.3	$ -
Rabbi Trust liabilities	Accrued employee compensation and benefits	$ 9.1	$ 9.1	$ -	$ -
Canadian Dollar – U.S. Dollar forward contracts	Accrued expenses and other current liabilities	0.5	-	0.5	-
Interest rate swaps	Other long-term liabilities	0.6	-	0.6	-
Deferred director fees	Accrued expenses and other current liabilities	1.2	1.2	-	-
Acquisition consideration	Current portion of acquisition consideration payable	14.1	-	-	14.1
5.125% Senior Notes due 2014	Long-term debt	260.0	-	260.0	-
Acquisition consideration	Acquisition consideration payable, net of current portion	199.8	-	-	199.8
	Total liabilities	$ 485.3	$ 10.3	$ 261.1	$ 213.9
December 31, 2011:					
Rabbi Trust assets	Prepaid expenses and other current assets	$ 7.5	$ 7.5	$ -	$ -
Interest rate swaps	Other long-term assets	5.5	-	5.5	-
Interest rate cap	Other long-term assets	0.2	-	0.2	-
Canadian Dollar – U.S. Dollar forward contracts	Prepaid expenses and other current assets	0.1	-	0.1	-
	Total assets	$ 13.3	$ 7.5	$ 5.8	$ -
Rabbi Trust liabilities	Accrued employee compensation and benefits	$ 7.5	$ 7.5	$ -	$ -
Deferred director fees	Accrued expenses and other current liabilities	0.2	0.2	-	-
Acquisition consideration	Current portion of acquisition consideration payable	192.7	-	-	192.7
5.125% Senior Notes due 2014	Long-term debt	263.0	-	263.0	-
Acquisition consideration	Acquisition consideration payable, net of current portion	17.7	-	-	17.7
	Total liabilities	$ 481.1	$ 7.7	$ 263.0	$ 210.4

The following table presents the changes in Level 3 acquisition consideration liabilities for 2010 and 2011.

(In millions)	Acquisition of Moda	Acquisition of SWH	Total Acquisition Consideration Payable
Beginning balance, January 1, 2010	$ -	$ -	$ -
Acquisition	18.8	181.8	200.6
Payments	-	(5.7)	(5.7)
Total adjustments included in earnings	4.1	14.9	19.0
Balance, December 31, 2010	22.9	191.0	213.9
Payments	-	(15.4)	(15.4)
Total adjustments included in earnings	(8.1)	20.0	11.9
Balance, December 31, 2011	$ 14.8	$ 195.6	$ 210.4

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our non-financial assets and liabilities that were measured at fair value on a nonrecurring basis at December 31, 2011, and the total losses recorded as a result of the remeasurement process.

(In millions)		Fair Value Measurements Using			
Description	Carrying Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses recorded during year
At December 31, 2010:					
Property and equipment	$ -	$ -	$ -	$ -	$ 9.0
License agreement	-	-	-	-	2.6
Trademarks	107.2	-	-	107.2	37.6
At December 31, 2011:					
Property and equipment	1.2	-	-	1.2	10.2
Transportation equipment	0.6	0.6	-	-	0.4
Trademarks	75.7	-	-	75.7	31.5

During 2010 and 2011, property and equipment utilized in our retail operations with a carrying amount of $9.0 million and $11.4 million, respectively, were written down to a fair value of zero and $1.2 million, respectively, primarily as a result of our decision to close underperforming retail locations. These losses were recorded as SG&A expenses in the domestic retail segment. We consider long-term assets utilized in a retail location to be impaired when a pattern of operating losses at the location indicate that future operating losses are probable and that the resulting cash flows will not be sufficient to recover the carrying value of the associated long-term assets.

During 2011, we determined that certain transportation equipment with a carrying value of $1.0 million had a fair value of $0.6 million based on quoted market prices. The loss of $0.4 million was recorded as SG&A expenses in the licensing, other and eliminations segment.

During 2010, trademarks with a carrying amount of $144.8 million were written down to a fair value of $107.2 million. During 2011, trademarks with a carrying amount of $107.2 million were written down to a fair value of $75.7 million. During 2010, we wrote off the value of an intangible asset associated with a handbag license with a carrying value of $2.6 million due to the deteriorating financial condition of the licensee. These losses were recorded as SG&A expenses in the licensing, other and eliminations segment. For further information regarding the losses recorded for trademarks and goodwill, see "Goodwill and Other Intangible Assets."

Financial Instruments

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments eligible for utilization include forward, option, swap and cap agreements. We do not use financial instruments for trading or other speculative purposes. At December 31, 2011, we had the following derivative financial instruments outstanding:

- foreign exchange contracts to exchange Canadian Dollars for a total notional value of US $5.3 million at a weighted average exchange rate of $1.01 maturing through March 2012;
- interest rate swaps to convert our $250 million Senior Notes due 2014 to variable-rate debt; and
- an interest rate cap to limit our exposure to increases in the variable rates of our interest rate swaps.

At December 31, 2011 and 2010, the fair values of cash and cash equivalents, receivables and accounts payable approximated their carrying values due to the short-term nature of these instruments. The fair value of the note receivable from GRI approximates the $10.0 million carrying value as it is a variable-rate instrument. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or exchange rates for the same or similar instruments, and the related carrying amounts are as follows:

December 31, (In millions)	2011 Carrying Amount	2011 Fair Value	2010 Carrying Amount	2010 Fair Value
Long-term debt, including current portion	$ 831.5	$ 700.8	$ 510.0	$ 459.4
Interest rate swaps, net asset (liability)	5.5	5.5	(0.6)	(0.6)
Interest rate cap, net asset	0.2	0.2	1.3	1.3
Canadian Dollar – U.S. Dollar forward contracts, net asset (liability)	0.1	0.1	(0.5)	(0.5)

Financial instruments expose us to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through specific minimum credit standards and procedures to monitor the amount of credit exposure. Our financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments.

CREDIT FACILITIES

We have a secured revolving credit agreement expiring on April 28, 2016 (the "Credit Facility") with several lending institutions to borrow an aggregate principal amount of up to $650 million. The terms and conditions of our Credit Facility provide for, among other things: (1) a $350 million U.S. commitment which may be drawn by the U.S. borrowers as revolving loans in U.S. Dollars or letters of credit in Canadian Dollars, U.S. Dollars, or an "LC Alternative Currency" (namely Euros, sterling, or any other currency acceptable to the lenders); and (2) a $300 million international commitment which may be drawn by the U.S. borrowers or by any Canadian or European borrowers as revolving loans or letters of credit in Canadian Dollars, U.S. Dollars, or an LC Alternative Currency. Up to the entire amount of the Credit Facility is available for cash borrowings, with up to $350 million available for all letters of credit, and additional sublimits on letters of credit including (but not limited to) $50 million for standby letters of credit, $350 million for trade letters of credit, and $150 million for letters of credit under the U.S. commitment denominated in an LC Alternative Currency.

Borrowings under the Credit Facility may be used to refinance existing indebtedness, to make certain investments (including acquisitions), and for general corporate purposes in the ordinary course of business. Such borrowings bear interest either based on the alternate base rate, as defined in the Credit Facility, or based on Eurocurrency rates, each with a margin that depends on the availability remaining under the Credit Facility. The Credit Facility contains customary events of default.

Availability under the Credit Facility is determined with reference to a borrowing base consisting of a percentage of eligible inventory, accounts receivable, credit card receivables and licensee receivables, minus reserves determined by the joint collateral agents. At December 31, 2011, we had no cash borrowings and $22.8 million of letters of credit outstanding, and our remaining availability was $384.0 million. If availability under the Credit Facility falls below a stated level, we will be required to comply with a minimum fixed charge coverage ratio. The Credit Facility also contains affirmative and negative covenants that, among other things, will limit or restrict our ability to (1) incur indebtedness, (2) create liens, (3) merge, consolidate, liquidate or dissolve, (4) make investments (including acquisitions), loans or advances, (5) sell assets, (6) enter into sale and leaseback transactions, (7) enter into swap agreements, (8) make certain restricted payments (including dividends and other payments in respect of capital stock), (9) enter into transactions with affiliates, (10) enter into restrictive agreements, and (11) amend material documents. The Credit Facility is secured by a first priority lien on substantially all of our personal property.

SWH has a $1.5 million unsecured borrowing facility with a lending institution that expires on October 1, 2012 and is renewable on an annual basis, under which no cash borrowings and $1.1 million in letters of credit were outstanding at December 31, 2011. Cash borrowings under this facility bear interest based on either the prevailing prime rate or the prevailing LIBOR rate plus 300 basis points. SWH also has a €0.3 million variable-rate unsecured borrowing facility with a European lending institution that expires in March 2012 and is renewable on an annual basis, under which no amounts were outstanding at December 31, 2011.

The weighted-average interest rate for our credit facilities, based on 30-day LIBOR borrowing rates, was 2.4% and 3.0% at December 31, 2011 and 2010, respectively.

LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In millions)		2011		2010
Note Payable, due 2014	$	0.2	$	0.3
5.0% Loan Notes, due 2016		9.6		-
5.125% Senior Notes due 2014, net of unamortized discount of $0.1 and $0.1 and including fair value adjustments of $13.1 and $10.1		263.0		260.0
6.875% Senior Notes due 2019, including fair value adjustment of $9.0		309.0		-
6.125% Senior Notes due 2034, net of unamortized discount of $0.3 and $0.3		249.7		249.7
		831.5		510.0
Less current portion		0.1		0.1
	$	831.4	$	509.9

Long-term debt maturities during the next five years amount to $0.1 million in 2012, $0.1 million in 2013, $250.0 million in 2014 and $9.6 million in 2016. All of our notes contain certain covenants, including, among others, restrictions on liens, sale-leaseback transactions and additional secured debt, and pay interest semiannually. The weighted-average interest rate of our long-term debt, excluding the effects of our interest rate swaps, was 6.1% and 5.6% at December 31, 2011 and 2010, respectively.

In March 2011, we issued $300.0 million of 6.875% Senior Notes due 2019 (the "2019 Notes"). Net proceeds were $293.3 million, of which $45.0 million was used to repay amounts then outstanding under the Credit Facility. In connection with the issuance of the 2019 Notes, we entered into three interest rate swap transactions to effectively convert $150 million of the 2019 Notes to variable-rate debt, which we have since terminated. For more information, see "Derivatives."

In connection with the purchase of Kurt Geiger, approximately £6.2 million of the purchase price payable to certain selling shareholders who are senior managers of Kurt Geiger has been rolled over into 5% Loan Notes, which are payable on or before April 16, 2016 and are subject to forfeiture in the event of termination of employment under certain circumstances.

ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is comprised of the following:

December 31, (In millions)		2011		2010
Foreign currency translation adjustments	$	(6.1)	$	8.3
Pension and postretirement liability adjustments		(23.5)		(16.4)
Unrealized losses on hedge contracts		-		(0.3)
	$	(29.6)	$	(8.4)

DERIVATIVES

We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Interest Rate Swaps and Caps

On May 27, 2010, we entered into three interest rate swap transactions to effectively convert the entire amount of our $250 million fixed-rate 5.125% Senior Notes due 2014 (the "2014 Notes") to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (that are reset on the 15th day of each calendar quarter) plus 2.92%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 5.125%. Concurrently, we also entered into an interest rate cap, at a cost of $2.7 million, which limits our three-month LIBOR rate exposure to 5.0%. The swap and cap transactions had an effective date of June 1, 2010 and a termination date of November 15, 2014, the date the 2014 Notes mature. On October 18, 2010, we de-designated the hedging relationship between the swaps and the 2014 Notes and received $10.2 million upon termination of the swaps. The related fair market valuation adjustment to the 2014 Notes is being amortized as a reduction of interest expense over the remaining life of the 2014 Notes.

On December 14, 2010, we entered into three interest rate swap transactions to effectively convert the entire amount of the 2014 Notes to variable-rate debt. Under the terms of the transactions, we are required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (which are reset on the 15th day of each calendar quarter) plus 3.46%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 5.125%. The swap transactions have an effective date of December 17, 2010 and a termination date of November 15, 2014, the date the 2014 Notes mature.

On March 3, 2011, we entered into three interest rate swap transactions to effectively convert $150 million of our 2019 Notes to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (which are reset on the 15th day of each calendar quarter) plus 3.73%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 6.875%. The swap transactions had an effective date of March 7, 2011 and a termination date of March 15, 2019, the date the 2019 Notes mature. On August 3, 2011 we de-designated the hedging relationship between the swaps and the 2019 Notes and received $8.1 million upon termination of the swaps. The related fair market valuation adjustment to the 2019 Notes is being amortized as a reduction of interest expense over the remaining life of the 2019 Notes.

The swap transactions were designated as hedges of the fair value of the related notes. The fair values of the swaps are recorded either as an asset or a liability, with changes in their fair values recorded through interest expense. The changes in fair value of the notes related to the hedged portion of the notes are also recorded through interest expense. As these changes in fair value will not exactly offset each other, the net effect on earnings represents the ineffectiveness of the hedging instruments. We evaluate effectiveness under the "long haul" method of accounting. The interest rate cap has not been designated as a hedging instrument; as a result, all changes in the fair value of the cap are recorded through interest expense.

We recorded $1.0 million in interest expense related to the ineffectiveness of the swaps for both 2011 and 2010. We recorded $1.1 million and $1.4 million in interest expense related to changes in the fair value of the cap during 2011 and 2010, respectively.

Foreign Currency Forward Contracts

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases. Fair values of foreign currency forward contracts are calculated by comparing each agreement's contractual exchange rate with the currency exchange forward and spot rates at the reporting date.

We have outstanding forward contracts to exchange Canadian Dollars for U.S. Dollars. These contracts are designated as cash flow hedges, as the principal terms of the contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of these forward contracts are highly effective in offsetting changes in the expected foreign currency cash flows. Changes in the fair value of these contracts are recorded in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. Amounts recorded in accumulated other comprehensive income are reflected in current-period earnings when the hedged transaction affects earnings.

Since the foreign currency derivatives we use in our risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item, we record no ineffectiveness related to our cash flow hedges. If foreign currency exchange rates do not change from their December 31, 2011 amounts, we estimate that any reclassifications from other comprehensive income to earnings within the next 12 months will not be material.

The U.S. Dollar notional amounts of our Canadian Dollar – U.S. Dollar forward exchange contracts outstanding at December 31, 2011, 2010 and 2009 were $5.3 million, $20.3 million and $8.6 million, respectively.

For additional information on our derivative instruments, see "Fair Values."

Fair Values of Derivative Instruments

(In millions)	December 31, 2011			December 31, 2010		
	Balance Sheet Location		Fair Value	Balance Sheet Location		Fair Value
Derivatives designated as hedging instruments						
Interest rate swap contracts	Other long-term assets	$	5.5			
Foreign exchange contracts	Prepaid expenses and other current assets		0.1			
Total derivative assets		$	5.6			
Interest rate swap contracts				Other long-term liabilities	$	0.6
Foreign exchange contracts				Accrued expenses and other current liabilities		0.5
Total derivative liabilities					$	1.1
Derivatives not designated as hedging instruments						
Interest rate cap contract	Other long-term assets	$	0.2	Other long-term assets	$	1.3
Total derivative assets		$	0.2		$	1.3

Effect of Derivatives on the Statement of Operations - Derivatives Designated as Hedging Instruments

(In millions)		Amount of Pretax Gain (Loss) due to Ineffectiveness Recognized in Income		
Derivative type	Location of Pretax Gain (Loss) due to Ineffectiveness Recognized in Income	2011	2010	2009
Interest rate swap contracts	Interest expense	$ (1.0)	$ (1.0)	$ -

(In millions)	Amount of Pretax (Loss) Gain Recognized in Other Comprehensive Income			Location of Pretax Loss Reclassified from Other Comprehensive Income into Income	Amount of Pretax Gain (Loss) Reclassified from Other Comprehensive Income into Income		
Derivative type	2011	2010	2009		2011	2010	2009
Foreign exchange contracts	$ (0.3)	$ (0.3)	$ (1.1)	Cost of sales	$ (0.8)	$ (0.1)	$ (0.6)

Effect of Derivatives on the Statement of Operations - Derivatives Not Designated as Hedging Instruments

(In millions)		Amount of Pretax Gain (Loss) Recognized in Income		
Derivative type	Location of Pretax Gain (Loss) Recognized in Income	2011	2010	2009
Interest rate cap contract	Interest expense	$ (1.1)	$ (1.4)	$ -

OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases consist of the following:

December 31, (In millions)	2011	2010
Warehouses, office facilities and equipment	$ 25.2	$ 26.9
Less: current portion	1.9	1.7
Obligations under capital leases - noncurrent	$ 23.3	$ 25.2

We lease an office facility in Bristol, Pennsylvania under a 20-year net lease that runs until July 2018 and requires minimum annual rent payments of approximately $1.1 million. The building was capitalized at $12.2 million, which approximated the present value of the minimum lease payments.

In 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. This transaction resulted in a net gain of $7.5 million that has been deferred and is being amortized over the lease term, which runs until March 2023 and requires minimum annual rent payments of $2.4 million. The building was capitalized at $25.6 million, which approximated the present value of the minimum lease payments.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2011:

Year Ending December 31, (In millions)		
2012	$	3.6
2013		3.6
2014		3.7
2015		3.7
2016		3.7
Later years		17.4
Total minimum lease payments		35.7
Less: amount representing interest		10.5
Present value of net minimum lease payments	$	25.2

COMMON STOCK

The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions. We repurchased 7,244,450 shares of our common stock during 2011 for $78.0 million and 740,000 shares of our common stock during 2010 for $10.7 million. As of December 31, 2011, $215.4 million of Board authorized repurchases was still available. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition, although any such repurchases will be subject to limitations under our current revolving credit agreement.

On November 16, 2010, we retired all our treasury shares and returned them to an authorized but unissued status. All subsequent repurchases are retired upon purchase. We allocate the cost of the treasury shares in excess of par on a pro rata basis to additional paid-in capital and retained earnings.

COMMITMENTS AND CONTINGENCIES

(a) CONTINGENT LIABILITIES. We have been named as a defendant in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our financial position or results of operations.

(b) ROYALTIES. We have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy, which expires on December 31, 2012. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

We have a sub-license agreement with VCJS LLC ("VCJS") to design, develop, produce and distribute in the United States, Mexico and Canada *Jessica Simpson* jeanswear and sportswear under the *Jessica Simpson* (signature) trademark which VCJS licenses from With You, Inc. ("WYI"). The agreement, which expires on December 31, 2014 (October 15, 2014 if the master license between WYI and VCJS is not renewed), requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement.

We have an exclusive licensing and distribution agreement with BKA International, Inc. to design, develop, produce and distribute footwear and accessory products in the United States and its territories and possessions, including Puerto Rico, and Canada under the *B Brian Atwood* trademark. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales against guaranteed minimum royalty and creative director fees as set forth in the agreement. The agreement contains a renewal option under certain conditions through December 31, 2021. We have paid advances of $1.8 million that will be applied against future royalties.

We have an exclusive licensing and distribution agreement with Rafe IP Holdings LLC, a company affiliated with one of our employees, to design, develop, produce and distribute women's footwear, handbags, small leather goods and jewelry in the United States, Australia, Canada, Japan, the Philippines, Singapore and Korea under the *Rafe* and *Rafe New York* trademarks. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2026.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *French Connection* trademark pursuant to an agreement with French Connection Limited, which expires on December 31, 2012. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty as set forth in the agreement.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *Lipsy* trademark pursuant to an agreement with Lipsy Limited, which expires on March 18, 2015. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement.

Minimum payments under these license agreements are as follows.

Year Ending December 31, (In millions)	2012	2013	2014	2015	2016
Givenchy	$ 0.8	$ -	$ -	$ -	$ -
Jessica Simpson	1.8	2.7	3.5	-	-
B Brian Atwood (1)	0.4	1.1	1.4	1.6	1.7
French Connection	0.4	-	-	-	-
Lipsy	0.1	0.1	0.1	0.1	-
	$ 3.5	$ 3.9	$ 5.0	$ 1.7	$ 1.7

(1) - does not reflect the application of a $1.8 million advance against future royalties.

(c) LEASES. Total rent expense charged to continuing operations for 2011, 2010 and 2009 was as follows.

Year Ended December 31, (In millions)	2011	2010	2009
Minimum rent	$ 121.7	$ 108.8	$ 121.5
Contingent rent	1.2	-	0.5
Less: sublease rent	(4.5)	(2.9)	(3.5)
	$ 118.4	$ 105.9	$ 118.5

The following is a schedule by year of minimum rental payments required under operating leases:

Year Ending December 31, (In millions)	
2012	$ 125.2
2013	118.5
2014	110.8
2015	98.9
2016	86.8
Later years	411.7
	$ 951.9

Certain of the leases provide for renewal options and the payment of real estate taxes and other occupancy costs. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $13.3 million.

STATEMENT OF CASH FLOWS

Year Ended December 31, (In millions)	2011	2010	2009
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 45.9	$ 36.4	$ 43.9
Net income tax (refunds) payments	(9.6)	39.5	(1.9)
Supplemental disclosures of non-cash investing and financing activities:			
Property acquired through capital lease financing	-	-	0.1
Fair value of restricted stock issued to employees	21.4	29.6	7.3
Note payable and deferred compensation recorded related to acquisition of Kurt Geiger	10.2	-	-
Acquisition consideration payable recorded for acquisition of Moda	-	18.8	-
Acquisition consideration payable recorded for acquisition of SWH	-	181.8	-

INCOME TAXES

The following summarizes the provision for income taxes:

Year Ended December 31, (In millions)	2011	2010	2009
Current:			
Federal	$ (4.9)	$ 16.5	$ (5.2)
State and local	0.6	2.2	4.9
Foreign	6.0	7.5	5.8
	1.7	26.2	5.5
Deferred:			
Federal	26.7	6.3	13.0
State and local	0.6	(0.7)	1.0
Foreign	(9.4)	(1.1)	(3.3)
	17.9	4.5	10.7
Provision for income taxes	$ 19.6	$ 30.7	$ 16.2

The domestic and foreign components of income (loss) before provision for income taxes are as follows:

Year Ended December 31, (In millions)	2011	2010	2009
Income (loss) before provision for income taxes			
United States	$ 72.7	$ 91.8	$ (54.1)
Foreign	(1.6)	(6.7)	(16.0)
	$ 71.1	$ 85.1	$ (70.1)

The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

Year Ended December 31, (In millions)	2011	2010	2009
Provision (benefit) for Federal income taxes at the statutory rate	$ 24.9	$ 29.8	$ (24.5)
State and local income taxes, net of federal benefit	0.9	0.9	3.9
Foreign income tax difference	(8.9)	(2.2)	(2.1)
Nondeductible goodwill impairment	-	-	41.3
Change in deferred balance - fixed assets	-	-	(2.3)
Other items, net	2.7	2.2	(0.1)
Provision for income taxes	$ 19.6	$ 30.7	$ 16.2

We have not provided for U.S. Federal and foreign withholding taxes on $47.1 million of foreign subsidiary undistributed earnings as of December 31, 2011. Such earnings are intended to be reinvested indefinitely.

The following is a summary of the significant components of our deferred tax assets and liabilities:

December 31, (In millions)	2011	2010
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 52.9	$ 54.6
Depreciation	8.9	13.2
Intangible asset valuation and amortization	(157.6)	(97.4)
Loss and credit carryforwards	39.0	42.1
Amortization of stock-based compensation	14.1	14.1
Deferred compensation	2.4	3.0
Inventory valuation	(8.3)	(8.6)
Pension	11.1	7.3
Gain on sale-leaseback transaction	1.9	2.2
Prepaid expenses	(2.7)	(2.5)
Display costs	(4.0)	(3.6)
Contingent payment liability	5.9	7.0
Other (net)	0.4	1.6
Partnership differences	(4.6)	(1.1)
Unrealized translation loss	1.9	-
Fair value adjustment on interest rate swaps	1.8	0.9
Inventory overhead	(2.0)	0.7
Valuation allowances	(8.1)	(5.8)
Net deferred tax (liability) asset	$ (47.0)	$ 27.7
Included in:		
Current assets	26.4	28.0
Noncurrent liabilities	(73.4)	(0.3)
Net deferred (liability) tax asset	$ (47.0)	$ 27.7

As of December 31, 2011, we had net operating loss carryforwards of $468.9 million (consisting of $4.7 million of federal, $419.8 million of state and $44.4 million of foreign carryforwards) which expire through 2031 and state tax credit carryforwards of $8.0 million, which expire through 2021.

Uncertain tax positions

Our total unrecognized tax benefits as of December 31, 2011 and 2010 were $4.7 million and $5.6 million, respectively (net of federal tax benefit), which included $1.4 million of interest and penalties (net of federal tax benefit) as of both December 31, 2011 and 2010.

(In millions)		2011		2010
Uncertain tax positions, beginning of year	$	5.6	$	6.6
Decreases for tax positions related to prior years		(0.9)		(1.0)
Settlements with tax authorities during the year		-		-
Uncertain tax positions, end of year	$	4.7	$	5.6

If recognized as of December 31, 2011 and 2010, $4.7 million and $5.6 million, respectively (net of federal tax benefit) of our unrecognized tax benefit would reduce income tax expense and the effective tax rate.

We file a consolidated U.S. federal income tax return as well as separate, unitary and combined income tax returns in multiple state jurisdictions. In addition, we file income tax returns in various foreign jurisdictions.

The Internal Revenue Service has completed examination of our federal returns for taxable years prior to 2009. Our state income tax examinations, with limited exceptions, have been completed for the periods prior to 2007. We reasonably expect to settle all ongoing audits by December 31, 2012.

STOCK OPTIONS AND RESTRICTED STOCK

Under The Jones Group Inc. 2009 Long Term Incentive Plan, we may grant stock options and other awards from time to time to key employees, officers, directors, advisors and independent consultants to us or to any of our subsidiaries. Shares available for future option and restricted stock grants at December 31, 2011 and 2010 totaled 3.2 million and 2.5 million, respectively.

Compensation cost recorded for stock-based employee compensation awards (including awards to non-employee directors) reflected as an SG&A expense was $16.7 million, $22.0 million and $13.0 million for 2011, 2010 and 2009, respectively. The total tax benefit recognized for the compensation cost recorded for stock-based employee compensation awards for 2011, 2010 and 2009 totaled $5.1 million, $8.2 million and $4.6 million, respectively. Total compensation cost related to unvested awards not yet recognized at December 31, 2011 was $15.9 million, which is expected to be amortized over a weighted-average period of approximately 21 months. Cash received from option exercises for 2010 was $0.6 million. No options were exercised in 2009 or 2011.

Stock Options

In general, options become exercisable over either a three-year or five-year period from the grant date and expire 10 years after the date of grant for options granted on or before May 28, 2003 and seven years after the date of grant thereafter. In certain cases for non-employee directors, options become exercisable six months after the grant date. Our policy is to issue new shares upon the exercise of options and, when possible, to offset these new shares by repurchasing shares in the open market.

Compensation cost for stock options is based on the fair value of each option award as determined on the date of the grant using the Black-Scholes-Merton option pricing model. Expected volatilities are based on historical volatility of our stock price and implied volatilities from publicly traded options on our stock. We use historical data to estimate an option's expected life; the expected life for grants to senior management-level employees and other employees are considered separately for valuation purposes. The risk-free interest rate input is based on the U.S. Treasury yield curve in effect at the time of the grant. Compensation cost, net of projected forfeitures, is recognized on a straight-line basis over the period between the grant and vesting dates, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards. We did not grant any options in 2009, 2010 or 2011.

The following tables summarize information about stock option transactions and related information (options in millions):

	2011		2010		2009	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, January 1,	4.4	$34.74	6.2	$ 32.79	7.0	$32.73
Exercised	-	-	(0.1)	11.81	-	-
Cancelled	(0.1)	32.87	(0.4)	32.30	(0.3)	33.22
Expired	(2.4)	33.43	(1.3)	27.35	(0.5)	31.54
Outstanding, December 31,	1.9	$36.50	4.4	$ 34.74	6.2	$32.79
Exercisable, December 31,	1.9	$36.50	4.4	$ 34.74	6.1	$32.74

	2011	2010	2009
Weighted-average contractual term (in years) of:			
Options outstanding at end of year	0.2	0.9	1.6
Options exercisable at end of year	0.2	0.9	1.6
Intrinsic value (in millions) of:			
Options outstanding at end of year	$ -	$ -	$ 0.3
Options exercisable at end of year	$ -	$ -	$ 0.3
Options exercised during the year	$ -	$ 0.4	$ -
Fair value (in millions) of options vested during the year	$ -	$ 1.1	$ 2.1

Restricted Stock

Compensation cost for restricted stock that vests based upon the passage of time or on the achievement of a performance condition is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is granted over the amount the employee must pay to acquire the stock (which is generally zero). Compensation cost for restricted stock that vests upon the achievement of a performance condition is also based upon the probability that the performance condition will be satisfied. Compensation cost for restricted stock that vests based upon the achievement of a market condition is determined based on a Monte Carlo valuation model and is recognized regardless of whether or not the market condition is satisfied.

Compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for the total award. Restricted share awards generally vest over a period of approximately three years. The restrictions do not affect voting and dividend rights except for certain grants with performance and market conditions where dividends are paid only to the extent the shares vest.

The following tables summarize information about unvested restricted stock transactions and related information (shares in millions):

	2011		2010		2009	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1,	4.7	$ 10.79	3.6	$ 10.33	1.8	$ 19.78
Granted	2.2	9.82	1.9	15.23	2.1	3.55
Vested	(1.5)	11.58	(0.6)	20.48	(0.2)	28.99
Forfeited	(0.4)	13.58	(0.2)	12.73	(0.1)	11.80
Nonvested, December 31,	5.0	$ 9.91	4.7	$ 10.79	3.6	$ 10.33

	2011	2010	2009
Fair value (in millions) of shares vested during the year	$17.4	$13.8	$4.5

EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We maintain several defined contribution plans under Section 401(k) of the Internal Revenue Code (the "Code"), of which the primary plan is The Jones Group Inc. Retirement Plan (the "Jones Plan"). Employees not covered by a collective bargaining agreement and meeting certain other requirements are eligible to participate in the Jones Plan. Under the Jones Plan, participants may elect to have up to 50% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. All employee contributions into the Jones Plan are 100% vested.

We have elected to make the Jones Plan a "Safe Harbor Plan" under Section 401(k)(12) of the Code. As a result of this election, we make a fully-vested safe harbor matching contribution for all eligible participants amounting to 100% of the first 3% of the participant's salary deferred and 50% of the next 2% of salary deferred, subject to maximums set by the Department of the Treasury. We may, at our sole discretion, contribute additional amounts to all employees on a pro rata basis.

We contributed approximately $7.7 million, $7.0 million and $7.3 million to our defined contribution plans during 2011, 2010 and 2009, respectively.

Defined Benefit Plans

We maintain several defined benefit plans, including the Pension Plan for Associates of Nine West Group Inc. (the "Cash Balance Plan") and The Napier Company Retirement Plan for certain associates of Victoria + Co Ltd. (the "Napier Plan"). The Cash Balance Plan expresses retirement benefits as an account balance which increases each year through interest credits, with service credits frozen as of February 15, 1999. All benefits under the Napier Plan are frozen at the amounts earned by the participants as of December 31, 1995. On December 31, 2011, the Napier Plan was merged into the Cash Balance Plan.

Our funding policy is to contribute at least the minimum amount to meet the funding ratio requirements of the Pension Protection Act. We plan to contribute $6.5 million to the Cash Balance Plan in 2012. The measurement date for all plans is December 31.

Obligations and Funded Status

Year Ended December 31, (In millions)	2011	2010
Change in benefit obligation		
Benefit obligation, beginning of year	$ 48.1	$ 43.8
Interest cost	2.7	2.7
Actuarial loss - effect of assumption changes	9.9	5.0
Settlements	(2.4)	-
Benefits paid	(1.5)	(3.4)
Benefit obligation, end of year	56.8	48.1
Change in plan assets		
Fair value of plan assets, beginning of year	35.6	28.3
Actual return on plan assets	(1.9)	3.0
Employer contribution	5.2	7.7
Settlements	(2.4)	-
Benefits paid	(1.5)	(3.4)
Fair value of plan assets, end of year	35.0	35.6
Underfunded status at end of year	$ 21.8	$ 12.5

Amounts Recognized on the Balance Sheet

December 31, (In millions)	2011	2010
Noncurrent liabilities	$ 21.8	$ 12.5

Amounts Recognized in Accumulated Other Comprehensive Loss

December 31, (In millions)	2011	2010
Net loss	$ 37.3	$ 26.4

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

December 31, (In millions)	2011	2010
Projected benefit obligation	$ 56.8	$ 48.1
Accumulated benefit obligation	56.8	48.1
Fair value of plan assets	35.0	35.6
Market related value of plan assets	35.0	35.6

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income or Loss

Year Ended December 31, (In millions)	2011	2010
Net Periodic Benefit Cost:		
Interest cost	$ 2.7	$ 2.7
Expected return on plan assets	(2.6)	(2.2)
Settlement costs	1.9	-
Amortization of net loss	1.6	1.7
Total net periodic benefit cost	3.6	2.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss:		
Net loss	14.4	4.2
Recognition due to settlement	(1.9)	-
Amortization of net loss	(1.6)	(1.7)
Total recognized in other comprehensive loss	10.9	2.5
Total recognized in net periodic benefit cost and other comprehensive loss	$ 14.5	$ 4.7

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2012 is $2.2 million.

Assumptions

	2011	2010
Weighted-average assumptions used to determine:		
Benefit obligations at December 31		
Discount rate	4.6%	5.6%
Expected long-term return on plan assets	7.0%	7.0%
Net periodic benefit cost for year ended December 31		
Discount rate	5.6%	6.1%
Expected long-term return on plan assets	7.0%	7.9%

Significant assumptions related to the calculation of our obligations include the discount rate used to calculate the present value of benefit obligations to be paid in the future and the expected long-term rate of return on assets. We review these assumptions annually based upon currently available information, including information provided by our actuaries. Based on these reviews, we lowered the discount rate for benefit obligations at December 31, 2011 to 4.6%, as compared with 5.6% in the prior year, based on the Citigroup Above Median AA Spot Rates as of December 31, 2011. At December 31, 2011, an unfavorable quarter-point (0.25%) change in the discount rate would increase our benefit obligation liability by $2.1 million and our 2012 expense by $0.1 million, while a quarter-point change in the expected long-term return on plan asset assumption would increase our 2012 expense by $0.1 million.

Estimated Future Benefit Payments

Year Ending December 31, (In millions)	
2012	$ 2.0
2013	2.2
2014	2.2
2015	2.4
2016	2.4
2017 through 2021	15.5
	$ 26.7

Plan Assets

Our overall investment strategy is to diversify investments across types of investments and investment managers. The primary objectives are to achieve a rate of return sufficient to meet current and future plan cash requirements and to emphasize long-term growth of principal while avoiding excessive risk and maintaining fund liquidity. Permitted investment vehicles include investment-grade fixed income securities, domestic and foreign equity securities, mutual funds, guaranteed insurance contracts and real estate, while speculative and derivative investment vehicles, short selling and margin transactions are generally prohibited. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. At December 31, 2011, the weighted-average target allocation percentages for fund investments were 35% fixed income securities, 28% domestic equity securities, 27% international equity securities, 5% real estate and 5% cash and cash equivalents.

To determine the overall expected long-term rate-of-return-on-assets assumption, we add an expected inflation rate to the expected long-term real returns of our various asset classes, taking into account expected volatility and correlation between the returns of the asset classes as follows: for equities and real estate, a historical average arithmetic real return; for government fixed-income securities, current yields on inflation-indexed bonds; and for corporate fixed-income securities, the yield on government fixed-income securities plus a blend of current and historical credit spreads.

The fair values of our pension plan assets at December 31, 2011 and 2010 by asset class are presented in the following table. All fair values are based on quoted prices in active markets for identical assets (Level 1 in the fair value hierarchy).

(In millions)	2011	2010
Asset Class		
Cash and equivalents	$ 2.5	$ 2.7
Equity securities:		
U.S. companies (a)	14.6	13.3
International companies (b)	4.9	7.0
Real Estate (c)	0.6	1.4
Fixed income (d)	12.4	11.2
Total	$ 35.0	$ 35.6

(a) This class consists of both index and actively managed mutual funds that invest in large and mid-cap U.S. common stocks.
(b) This class consists of both index and actively managed mutual funds that invest in large and emerging market international common stocks.
(c) This class consists of actively managed mutual funds that invest in real estate investment trusts.
(d) This class consists of managed mutual funds that invest in high-grade corporate, government and mortgage backed securities.

Other Plans

We also maintain the Nine West Group Inc. Supplemental Executive Retirement Plan, the Nine West Group Inc. Postretirement Executive Life Plan, the Nine West Group, Inc. Postretirement Medical Plan and the Nine West Group Inc. Long Term Disabled Postemployment Benefit Plan, all of which are frozen and none of which have a material effect on our results of operations or on our financial position. These plans, which are unfunded, were underfunded by $4.7 million at December 31, 2011. Of this amount, $0.3 million is reported under accrued expenses and other current liabilities and $4.4 million is reported under other noncurrent liabilities.

We also maintain The Jones Group Inc. Deferred Compensation Plan, a non-qualified defined contribution plan for certain management and other highly compensated employees (the "Rabbi Trust"). Under the plan, participants may elect have up to 90% of their salary and annual bonus deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. The assets of the Rabbi Trust, consisting of primarily debt and equity securities, are recorded at current market prices (Level 1 in the fair value hierarchy). The trust assets are available to satisfy claims of our general creditors in the event of bankruptcy. The trust's assets, included in prepaid expenses and other current assets, and the corresponding deferred compensation liability, included in accrued employee compensation and benefits, were $7.5 million and $9.1 million at December 31, 2011 and 2010, respectively. This plan has no effect on our results of operations.

Multiemployer Pension Plans

We participate in several multiemployer defined benefit plans under terms of collective-bargaining agreements that cover certain union-represented employees, none of which are significant. We contributed $0.2 million, $0.3 million and $0.3 million to our multiemployer plans in 2011, 2010 and 2009, respectively. The risks of participating in these multiemployer plans differ from our other defined benefit plans in the following respects:

- assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- if we choose to stop participating in a multiemployer plan, we may be required to contribute an amount to that plan based on the underfunded status of the plan (referred to as a withdrawal liability).

We participate in a multi-employer defined benefit plan that covers union employees at a distribution center that has been closed. As a result of closing this facility, in March 2009 we paid a partial withdrawal liability payment of $2.4 million. Should any of the other participating companies in this plan also cease participation, we may become liable for a full withdrawal liability payment. We do not believe any resulting liability will be material.

EQUITY METHOD INVESTMENTS

On June 20, 2008, we acquired a 10% equity interest in GRI, an international accessories and apparel brand management and retail-distribution network, for $20.2 million. On June 24, 2009, we increased our equity interest to 25% for an additional $15.2 million. The selling shareholders of GRI are entitled to receive an additional cash payment equaling 60% of the amount of GRI's fiscal year 2011 net income that exceeds a certain threshold. GRI is the exclusive licensee of several of our brands in Asia, including *Nine West, Anne Klein New York, AK Anne Klein, Easy Spirit, Enzo Angiolini* and *Joan & David*. GRI also distributes other women's apparel, shoes and accessory brands. See "Accounts Receivable" for additional information regarding GRI.

BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

We identify operating segments based on, among other things, differences in products sold and the way our management organizes the components of our business for purposes of allocating resources and assessing performance. With the addition of Kurt Geiger on June 2, 2011, we have redefined our reportable operating segments to better reflect our expanding international operations. Our operations are now comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. The wholesale segments include wholesale operations with third party department and other retail stores, the retail segments include operations by our own stores, concession locations and e-commerce web sites, and income and expenses related to trademarks, licenses and general corporate functions are reported under "licensing, other and eliminations."

We define segment income as operating income before net interest expense, goodwill impairment charges, gains or losses on sales of subsidiaries, equity in earnings of unconsolidated affiliates and income taxes. Sales and transfers between segments generally are recorded at cost and treated as transfers of inventory, which are not reviewed when evaluating segment performance. The wholesale segments allocate to the retail segments a portion of their SG&A costs related to the services utilized by those divisions where the retail operations benefit from those costs.

Summarized below are our revenues, income, depreciation and amortization and total assets by reportable segment for 2011, 2010 and 2009. We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In millions)	Domestic Wholesale Sportswear	Domestic Wholesale Jeanswear	Domestic Wholesale Footwear & Accessories	Domestic Retail	International Wholesale	International Retail	Licensing, Other & Eliminations	Consolidated
For the year ended December 31, 2011								
Revenues	$ 892.3	$ 773.7	$ 848.0	$ 631.2	$ 329.5	$ 260.4	$ 50.2	$ 3,785.3
Segment income (loss)	$ 74.0	$ 49.6	$ 40.9	$ (37.9)	$ 35.5	$ 6.9	$ (28.5)	140.5
Net interest expense								(73.3)
Equity in income of unconsolidated affiliate								3.9
Income before provision for income taxes								$ 71.1
Depreciation and amortization	$ 9.0	$ 1.2	$ 10.4	$ 17.2	$ 4.3	$ 12.9	$ 49.8	$ 104.8
For the year ended December 31, 2010								
Revenues	$ 965.2	$ 819.9	$ 841.5	$ 651.2	$ 269.6	$ 47.0	$ 48.3	$ 3,642.7
Segment income (loss)	$ 80.4	$ 72.3	$ 53.7	$ (45.5)	$ 25.8	$ 6.7	$ (48.5)	144.9
Net interest expense								(58.9)
Equity in loss of unconsolidated affiliate								(0.9)
Income before provision for income taxes								$ 85.1
Depreciation and amortization	$ 17.9	$ 1.2	$ 18.6	$ 17.4	$ 1.2	$ 1.3	$ 56.3	$ 113.9
For the year ended December 31, 2009								
Revenues	$ 892.6	$ 815.2	$ 697.4	$ 648.1	$ 186.1	$ 41.2	$ 46.8	$ 3,327.4
Segment income (loss)	$ 73.3	$ 65.6	$ 51.1	$ (74.9)	$ (1.8)	$ 3.2	$ (8.0)	108.5
Net interest expense								(52.8)
Goodwill impairment								(120.6)
Loss and costs associated with repurchase of 4.250% Senior Notes								(1.5)
Equity in loss of unconsolidated affiliate								(3.7)
Loss before provision for income taxes								$ (70.1)
Depreciation and amortization	$ 12.5	$ 1.3	$ 7.9	$ 20.7	$ 1.2	$ 0.7	$ 47.4	$ 91.7
Total Assets								
December 31, 2011	$ 1,034.7	$ 638.6	$ 1,001.3	$ 254.6	$ 238.7	$ 396.4	$ (849.0)	$ 2,715.3
December 31, 2010	771.5	661.6	849.5	217.9	173.1	13.6	(354.8)	2,332.4
December 31, 2009	709.9	554.7	372.8	189.1	125.6	5.0	67.9	2,025.0

Revenues from external customers and long-lived assets excluding deferred taxes related to continuing operations in the United States and foreign countries are as follows:

On or for the Year Ended December 31,	2011	2010	2009
(In millions)			
Revenues from external customers:			
United States	$ 3,119.2	$ 3,245.2	$ 3,033.6
United Kingdom	216.1	11.9	15.2
Canada	152.2	136.5	128.9
Other foreign countries	297.8	249.1	149.7
	$ 3,785.3	$ 3,642.7	$ 3,327.4
Long-lived assets:			
United States	$ 1,100.2	$ 1,188.6	$ 908.4
United Kingdom	335.4	-	-
Other foreign countries	124.2	52.7	47.5
	$ 1,559.8	$ 1,241.3	$ 955.9

SUPPLEMENTAL PRO FORMA CONDENSED FINANCIAL INFORMATION

Certain of our subsidiaries function as co-issuers (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of The Jones Group Inc. ("Jones"), including Jones Apparel Group, USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings") and JAG Footwear, Accessories and Retail Corporation ("JAG Footwear").

The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the "Issuers" (consisting of Jones and Jones USA, Jones Holdings, JAG Footwear, which are all our subsidiaries that act as co-issuers and co-obligors) and the "Others" (consisting of all of our other subsidiaries, excluding all obligor subsidiaries) have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings or JAG Footwear to Jones.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2011				December 31, 2010			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
ASSETS								
Current assets:								
Cash and cash equivalents	$ 195.8	$ 43.0	$ -	$ 238.8	$ 163.0	$ 37.8	$ -	$ 200.8
Accounts receivable	182.9	156.7	-	339.6	210.2	135.4	-	345.6
Inventories	270.5	220.9	(0.3)	491.1	289.4	176.5	-	465.9
Prepaid and refundable income taxes	5.3	4.9	1.7	11.9	3.3	0.1	15.3	18.7
Deferred taxes	13.2	13.2	-	26.4	15.1	12.9	-	28.0
Prepaid expenses and other current assets	21.5	26.2	-	47.7	22.1	10.0	-	32.1
Total current assets	689.2	464.9	1.4	1,155.5	703.1	372.7	15.3	1,091.1
Property, plant and equipment	64.9	206.5	-	271.4	75.1	151.3	-	226.4
Due from affiliates	-	1,604.4	(1,604.4)	-	-	1,512.4	(1,512.4)	-
Goodwill	46.7	208.6	-	255.3	46.7	115.1	-	161.8
Other intangibles	6.9	890.5	-	897.4	7.7	719.0	-	726.7
Deferred taxes	80.6	-	(80.6)	-	84.2	-	(84.2)	-
Investments in and loans to subsidiaries	3,047.9	35.6	(3,047.9)	35.6	2,677.5	40.2	(2,677.5)	40.2
Other assets	79.3	20.8	-	100.1	68.7	17.5	-	86.2
Total assets	$ 4,015.5	$ 3,431.3	$ (4,731.5)	$ 2,715.3	$ 3,663.0	$ 2,928.2	$ (4,258.8)	$ 2,332.4
LIABILITIES AND EQUITY								
Current liabilities:								
Current portion of long-term debt and capital lease obligations	$ -	$ 2.0	$ -	$ 2.0	$ -	$ 1.8	$ -	$ 1.8
Current portion of acquisition consideration payable	192.7	1.4	-	194.1	14.1	-	-	14.1
Accounts payable	139.7	96.5	-	236.2	145.9	67.5	-	213.4
Income taxes payable	11.2	8.3	(18.1)	1.4	-	4.4	(4.4)	-
Accrued expenses and other current liabilities	79.0	67.3	-	146.3	85.5	56.9	-	142.4
Total current liabilities	422.6	175.5	(18.1)	580.0	245.5	130.6	(4.4)	371.7
Long-term debt	831.3	0.1	-	831.4	509.7	0.2	-	509.9
Obligations under capital leases	-	23.3	-	23.3	-	25.2	-	25.2
Income taxes payable	6.7	-	-	6.7	6.3	-	-	6.3
Deferred taxes	-	160.0	(86.6)	73.4	-	72.1	(71.8)	0.3
Acquisition consideration payable	17.7	-	-	17.7	199.9	1.4	-	201.3
Due to affiliates	1,604.4	-	(1,604.4)	-	1,512.4	-	(1,512.4)	-
Other	67.7	25.7	-	93.4	57.0	22.4	-	79.4
Total liabilities	2,950.4	384.6	(1,709.1)	1,625.9	2,530.8	251.9	(1,588.6)	1,194.1
Equity:								
Common stock and additional paid-in capital	522.6	2,352.4	(2,352.4)	522.6	542.8	2,096.2	(2,096.2)	542.8
Retained earnings	572.1	704.3	(680.2)	596.2	597.8	574.9	(568.9)	603.8
Accumulated other comprehensive (loss) income	(29.6)	(10.2)	10.2	(29.6)	(8.4)	5.1	(5.1)	(8.4)
Total Jones stockholders' equity	1,065.1	3,046.5	(3,022.4)	1,089.2	1,132.2	2,676.2	(2,670.2)	1,138.2
Noncontrolling interest	-	0.2	-	0.2	-	0.1	-	0.1
Total equity	1,065.1	3,046.7	(3,022.4)	1,089.4	1,132.2	2,676.3	(2,670.2)	1,138.3
Total liabilities and equity	$ 4,015.5	$ 3,431.3	$ (4,731.5)	$ 2,715.3	$ 3,663.0	$ 2,928.2	$ (4,258.8)	$ 2,332.4

Condensed Consolidating Statements of Operations
(In millions)

	Year Ended December 31, 2011				Year Ended December 31, 2010				Year Ended December 31, 2009			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net sales	$ 2,370.0	$ 1,387.0	$ (23.0)	$ 3,734.0	$ 2,512.5	$ 1,095.2	$ (14.2)	$ 3,593.5	$ 2,337.9	$ 955.8	$ (14.0)	$ 3,279.7
Licensing income	0.1	50.1	-	50.2	0.1	48.2	-	48.3	0.1	46.7	-	46.8
Other revenues	1.1	-	-	1.1	0.9	-	-	0.9	0.9	-	-	0.9
Total revenues	2,371.2	1,437.1	(23.0)	3,785.3	2,513.5	1,143.4	(14.2)	3,642.7	2,338.9	1,002.5	(14.0)	3,327.4
Cost of goods sold	1,568.3	882.7	(10.9)	2,440.1	1,643.9	746.3	(3.0)	2,387.2	1,495.2	689.8	(3.5)	2,181.5
Gross profit	802.9	554.4	(12.1)	1,345.2	869.6	397.1	(11.2)	1,255.5	843.7	312.7	(10.5)	1,145.9
Selling, general and administrative expenses	893.5	291.5	(11.8)	1,173.2	950.9	133.2	(11.1)	1,073.0	930.4	89.8	(11.5)	1,008.7
Trademark impairments	-	31.5	-	31.5	-	37.6	-	37.6	-	28.7	-	28.7
Goodwill impairment	-	-	-	-	-	-	-	-	120.6	-	-	120.6
Operating (loss) income	(90.6)	231.4	(0.3)	140.5	(81.3)	226.3	(0.1)	144.9	(207.3)	194.2	1.0	(12.1)
Net interest expense (income) and financing costs	76.7	(3.4)	-	73.3	64.4	(5.5)	-	58.9	58.2	(5.4)	-	52.8
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	-	-	-	-	-	-	1.5	-	-	1.5
Equity in income (loss) of unconsolidated affiliates	-	3.9	-	3.9	-	(0.9)	-	(0.9)	-	(3.7)	-	(3.7)
(Loss) income before (benefit) provision for income taxes	(167.3)	238.7	(0.3)	71.1	(145.7)	230.9	(0.1)	85.1	(267.0)	195.9	1.0	(70.1)
(Benefit) provision for income taxes	(36.1)	74.2	(18.5)	19.6	(42.9)	75.0	(1.4)	30.7	(65.9)	68.0	14.1	16.2
(Loss) income before earnings of subsidiaries	(131.2)	164.5	18.2	51.5	(102.8)	155.9	1.3	54.4	(201.1)	127.9	(13.1)	(86.3)
Equity in earnings of subsidiaries	163.7	-	(163.7)	-	155.9	-	(155.9)	-	272.3	-	(272.3)	-
Net income (loss)	32.5	164.5	(145.5)	51.5	53.1	155.9	(154.6)	54.4	71.2	127.9	(285.4)	(86.3)
Less: income attributable to noncontrolling interest	-	0.8	-	0.8	-	0.6	-	0.6	-	0.3	-	0.3
Income (loss) attributable to Jones	$ 32.5	$ 163.7	$ (145.5)	$ 50.7	$ 53.1	$ 155.3	$ (154.6)	$ 53.8	$ 71.2	$ 127.6	$ (285.4)	$ (86.6)

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2011				Year Ended December 31, 2010				Year Ended December 31, 2009			
	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated
Net cash provided by operating activities	$ 192.7	$ 97.8	$ (18.8)	$ 271.7	$ 66.6	$ 90.6	$ (15.9)	$ 141.3	$ 325.5	$ 23.5	$ -	$ 349.0
Cash flows from investing activities:												
Acquisition of KG Group Holdings, net of cash acquired	(143.1)	-	-	(143.1)	-	-	-	-	-	-	-	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	-	-	-	(159.3)	-	-	(159.3)	-	-	-	-
Acquisition of Moda Nicola International	(2.5)	-	-	(2.5)	(14.4)	-	-	(14.4)	-	-	-	-
Investment in GRI Group Limited	-	-	-	-	-	-	-	-	-	(15.2)	-	(15.2)
Capital expenditures	(37.3)	(60.7)	-	(98.0)	(18.6)	(22.4)	-	(41.0)	(15.3)	(14.7)	-	(30.0)
Other	-	0.1	-	0.1	-	0.4	-	0.4	-	-	-	-
Net cash used in investing activities	(182.9)	(60.6)	-	(243.5)	(192.3)	(22.0)	-	(214.3)	(15.3)	(29.9)	-	(45.2)
Cash flows from financing activities:												
Issuance of 6.875% Senior Notes due 2019	300.0	-	-	300.0	-	-	-	-	-	-	-	-
Debt issuance costs	(6.6)	-	-	(6.6)	-	-	-	-	-	-	-	-
Repayment of acquired debt of KG Group Holdings	(174.1)	-	-	(174.1)	-	-	-	-	-	-	-	-
Repurchase of 4.250% Senior Notes	-	-	-	-	-	-	-	-	(237.7)	-	-	(237.7)
Redemption at maturity of 4.250% Senior Notes	-	-	-	-	-	-	-	-	(7.5)	-	-	(7.5)
Payment of consent fees	-	-	-	-	-	-	-	-	(12.9)	-	-	(12.9)
Costs associated with consent fees and repurchase of 4.250% Senior Notes	-	-	-	-	-	-	-	-	(1.8)	-	-	(1.8)
Costs related to secured revolving credit agreement	(3.3)	-	-	(3.3)	(7.3)	-	-	(7.3)	(29.6)	(0.5)	-	(30.1)
Repayment of long-term debt	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)	-	-	-	-
Cash distributions to former owners of Stuart Weitzman Holdings	-	-	-	-	-	(19.0)	-	(19.0)	-	-	-	-
Distributions to noncontrolling interest	-	(0.7)	-	(0.7)	-	(0.6)	-	(0.6)	-	(0.2)	-	(0.2)
Payments of acquisition consideration payable	-	(10.1)	-	(10.1)	-	(4.3)	-	(4.3)	-	-	-	-
Purchases of treasury stock	(78.0)	-	-	(78.0)	(10.7)	-	-	(10.7)	-	-	-	-
Proceeds from exercise of employee stock options	-	-	-	-	0.6	-	-	0.6	-	-	-	-
Dividends paid	(16.6)	(18.8)	18.8	(16.6)	(17.2)	(15.9)	15.9	(17.2)	(17.0)	-	-	(17.0)
Principal payments on capital leases	-	(1.7)	-	(1.7)	-	(2.6)	-	(2.6)	-	(3.1)	-	(3.1)
Excess tax benefits from share-based payments	1.6	-	-	1.6	1.2	-	-	1.2	-	-	-	-
Net cash provided by (used in) financing activities	23.0	(31.4)	18.8	10.4	(33.4)	(42.6)	15.9	(60.1)	(306.5)	(3.8)	-	(310.3)
Effect of exchange rates on cash	-	(0.6)	-	(0.6)	-	0.5	-	0.5	-	1.6	-	1.6
Net increase (decrease) in cash and cash equivalents	32.8	5.2	-	38.0	(159.1)	26.5	-	(132.6)	3.7	(8.6)	-	(4.9)
Cash and cash equivalents, beginning	163.0	37.8	-	200.8	322.1	11.3	-	333.4	318.4	19.9	-	338.3
Cash and cash equivalents, ending	$ 195.8	$ 43.0	$ -	$ 238.8	$ 163.0	$ 37.8	$ -	$ 200.8	$ 322.1	$ 11.3	$ -	$ 333.4

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2011 is summarized as follows:

(In millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2011				
Net sales	$ 949.0	$ 876.7	$ 1,030.1	$ 878.1
Total revenues	961.3	887.4	1,043.0	893.6
Gross profit	330.7	323.1	371.9	319.6
Operating income (loss)(1)	61.2	44.9	60.4	(25.9)
Net income (loss)	25.9	5.4	41.2	(20.9)
Basic earnings (loss) per share	$ 0.30	$ 0.06	$ 0.50	$ (0.27)
Diluted earnings (loss) per share	0.30	0.06	0.49	(0.27)
Dividends declared per share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
2010				
Net sales	$ 876.1	$ 849.0	$ 1,009.9	$ 858.4
Total revenues	887.3	859.6	1,022.1	873.7
Gross profit	326.2	317.2	342.6	269.4
Operating income (loss)(2)	76.3	55.3	60.1	(46.8)
Net income (loss)	39.4	25.8	29.2	(40.0)
Basic earnings (loss) per share	$ 0.46	$ 0.30	$ 0.34	$ (0.47)
Diluted earnings (loss) per share	0.45	0.30	0.34	(0.47)
Dividends declared per share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Quarterly figures may not add to full year due to rounding.

(1) Includes trademark impairments of $31.5 million in the fourth fiscal quarter of 2011.
(2) Includes trademark impairments of $37.6 million in the fourth fiscal quarter of 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by our Internal Audit department, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are designed to provide and are effective in providing reasonable assurance in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective in ensuring that our financial statements are fairly presented in conformity with generally accepted accounting principles.

We have made changes to our internal controls and procedures over financial reporting to address the implementation of SAP, an enterprise resource planning ("ERP") system. We began the process of implementing SAP throughout The Jones Group Inc. and our consolidated subsidiaries in 2006. SAP will integrate our operational and financial systems and expand the functionality of our financial reporting processes. During the fourth fiscal quarter of 2011, our wholesale footwear materials management system was converted to this system. We have adequately controlled the transition to the new processes and controls, with no negative impact to our internal control environment. We expect to continue the implementation of this system to all locations over a multi-year period. As the phased roll out occurs, we will experience changes in internal control over financial reporting each quarter. We expect this ERP system to further advance our control environment by automating manual processes, improving management visibility and standardizing processes as its full capabilities are utilized.

Management's Annual Report on Internal Control Over Financial Reporting

Management's report on Internal Control Over Financial reporting appears on page 61. Our independent registered public accounting firm, BDO USA, LLP, has issued an audit report on our internal control over financial reporting, which appears on page 63.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about our directors appearing in the Proxy Statement under the caption "Election of Directors" is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Executive and Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other personnel performing similar functions. Both codes are posted on our website, www.jonesgroupinc.com under the "Our Company - Corporate Governance" caption. We intend to make all required disclosures regarding any amendment to, or a waiver of, a provision of the Code of Ethics for Senior Executive and Financial Officers by posting such information on our website.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the captions "Corporate Governance - Board Structure and Committee Composition" and "Corporate Governance - Board Structure and Committee Composition - Audit Committee" and the information appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by this reference.

The balance of the information required by this item is contained in the discussion entitled "Executive Officers of the Registrant" in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the captions "Executive Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "Corporate Governance - Director Compensation and Stock Ownership Guidelines" is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners" is incorporated herein by this reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2011. For further information, see "Stock Options and Restricted Stock" in Notes to Consolidated Financial Statements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,901,500	$36.50	3,243,353
Equity compensation plans not approved by security holders	—	—	—
Total	1,901,500	$36.50	3,243,353

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in the Proxy Statement under the captions "Corporate Governance - Independence of Directors," "Corporate Governance - Board Structure and Committee Composition" and "Corporate Governance - Policy with Respect to Related Person Transactions" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing in the Proxy Statement under the caption "Fees Paid to Independent Registered Public Accountants" is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

   The following financial statements are included in Item 8 of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets - December 31, 2011 and 2010

   Consolidated Statements of Operations - Years ended December 31, 2011, 2010 and 2009

   Consolidated Statements of Comprehensive Income (Loss) - Years ended December 31, 2011, 2010 and 2009

   Consolidated Statements of Changes in Equity - Years ended December 31, 2011, 2010 and 2009

   Consolidated Statements of Cash Flows - Years ended December 31, 2011, 2010 and 2009

   Notes to Consolidated Financial Statements (includes certain supplemental financial information required by Item 8 of Form 10-K)

2. The schedule and report of independent registered public accounting firm thereon, listed in the Index to Financial Statement Schedules attached hereto.

3. The exhibits listed in the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 21, 2012

THE JONES GROUP INC.
(Registrant)

By: /s/ Wesley R. Card
Wesley R. Card
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on this page to this Annual Report on Form 10-K for the year ended December 31, 2011 (the "Form 10-K") constitutes and appoints Wesley R. Card, John T. McClain and Ira M. Dansky, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Form 10-K, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wesley R. Card Wesley R. Card	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2012
/s/ John T. McClain John T. McClain	Chief Financial Officer (Principal Financial Officer)	February 21, 2012
/s/ Christopher R. Cade Christopher R. Cade	Executive Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 21, 2012
/s/ Sidney Kimmel Sidney Kimmel	Director	February 21, 2012
/s/ Matthew H. Kamens Matthew H. Kamens	Director	February 21, 2012
/s/ Gerald C. Crotty Gerald C. Crotty	Director	February 21, 2012
/s/ Lowell W. Robinson Lowell W. Robinson	Director	February 21, 2012
/s/ Donna F. Zarcone Donna F. Zarcone	Director	February 21, 2012
/s/Margaret H. Georgiadis Margaret H. Georgiadis	Director	February 21, 2012
/s/ Robert L. Mettler Robert L. Mettler	Director	February 21, 2012
/s/ John D. Demsey John D. Demsey	Director	February 21, 2012
/s/ Jeffrey D. Nuechterlein Jeffrey D. Nuechterlein	Director	February 21, 2012
/s/ Ann Marie C. Wilkins Ann Marie C. Wilkins	Director	February 21, 2012

INDEX TO FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm on Schedule II.

Schedule II. Valuation and qualifying accounts

Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the respective financial statements or notes thereto.

EXHIBIT INDEX

EXHIBIT INDEX

Exhibit No.	Description of Exhibit[1]
2.1	Agreement and Plan of Merger dated September 10, 1998, among Jones Apparel Group, Inc., SAI Acquisition Corp., Sun Apparel, Inc. and the selling shareholders (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated September 24, 1998).
2.2	Agreement and Plan of Merger dated as of March 1, 1999, among Jones Apparel Group, Inc., Jill Acquisition Sub Inc. and Nine West Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated March 2, 1999).
2.3	Securities Purchase and Sale Agreement dated as of July 31, 2000, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Victoria + Co Ltd. and the Shareholders and Warrantholders of Victoria + Co Ltd (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).
2.4	Agreement and Plan of Merger dated as of April 13, 2001, among Jones Apparel Group, Inc., MCN Acquisition Corp. and McNaughton Apparel Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated April 13, 2001).
2.5	Purchase Agreement dated as of August 7, 2003 between Kasper A.S.L., Ltd. and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the nine months ended October 4, 2003).
2.6	Agreement and Plan of Merger dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 99.D.3 of Amendment No. 16 to our Schedule TO dated June 21, 2004).
2.7	Master Purchase Agreement, dated as of May 5, 2010, by and among, STEPAHEAD, LLC, JAG Footwear, Accessories and Retail Corporation, Jones Apparel Group, Inc., Stuart Weitzman Holdings, LLC, and Mr. Stuart Weitzman (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated May 5, 2010).
2.8	Common Unit Purchase Agreement, dated as of May 5, 2010, by and among, IPC/SW, LLC, JAG Footwear, Accessories and Retail Corporation and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K dated May 5, 2010).
2.9	Share Sale and Purchase Agreement dated June 2, 2011 among Jones Apparel Group Holdings, Inc., Graphite Capital Management LLP, Carta Capital Investments II S. àr.l., Harrods (UK) Limited and certain selling shareholders named therein (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated June 2, 2011).
2.10	Management Loan Note Instrument of Jones Apparel Group Holdings, Inc. dated June 2, 2011 (incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K dated June 2, 2011).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the nine months ended October 2, 2010).

Exhibit No.	Description of Exhibit[1]
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K dated December 14, 2010).
4.1	Form of Certificate evidencing shares of common stock of The Jones Group Inc. (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
4.2	Exchange and Note Registration Rights Agreement dated June 15, 1999, among Jones Apparel Group, Inc., Bear, Stearns & Co. Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Banc of America Securities LLC, ING Baring Furman Selz LLC, Lazard Freres & Co. LLC, Tucker Anthony Cleary Gull, Brean Murray & Co., Inc. and The Buckingham Research Group Incorporated (incorporated by reference to Exhibit 4.5 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.3	Indenture dated as of November 22, 2004, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers and SunTrust Bank, as Trustee, including Form of 4.250% Senior Notes due 2009, Form of 5.125% Senior Notes due 2014 and Form of 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
4.4	Form of Exchange and Note Registration Rights Agreement dated November 22, 2004 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers listed in Schedule I thereto, with respect to 4.250% Senior Notes due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
4.5	First Supplemental Indenture dated as of December 31, 2006, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation, Jones Retail Corporation, Kasper, Ltd., as Issuers, and U.S. Bank National Association (as successor in interest to SunTrust Bank), as Trustee, relating to the 4.250% Senior Notes Due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
4.6	Second Supplemental Indenture dated as of April 15, 2009 between Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 15, 2009).
4.7	Indenture dated as of March 7, 2011, among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation and U.S. Bank National Association, as trustee, relating to the Issuers' 6.875% Senior Notes due 2019 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated March 7, 2011).
10.1	1996 Stock Option Plan (incorporated by reference to Exhibit 10.33 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).†
10.2	1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).†
10.3	Form of Agreement Evidencing Stock Option Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).†
10.4	Form of Agreement Evidencing Restricted Stock Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).†

Exhibit No.	Description of Exhibit[1]
10.5	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.6	Amended and Restated Employment Agreement dated April 4, 2002, between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.7	Buying Agency Agreement dated August 31, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the nine months ended October 6, 2001).
10.8	Buying Agency Agreement dated November 30, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services, Limited (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.9	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.10	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.11	Amendment No. 2 dated March 8, 2006 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated March 8, 2006).†
10.12	The Jones Group Inc. Deferred Compensation Plan for Outside Directors, as amended and restated effective as of January 1, 2005 (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.13	Form of Agreement Evidencing Restricted Stock Awards for Outside Directors Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).†
10.14	The Jones Group Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2010 (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.15	Amendment No. 3 dated April 17, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 17, 2007).†
10.16	Summary Sheet of Compensation of Non-Management Directors of The Jones Group Inc. (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the nine months ended October 2, 2010).†
10.17	The Jones Group Inc. Severance Plan, as amended, and Summary Plan Description (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.19 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.18	The Jones Group Inc. 2007 Executive Annual Cash Incentive Plan, as amended (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.19	Amendment No. 4 dated July 12, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated July 11, 2007).†

Exhibit No.	Description of Exhibit[1]
10.20	Employment Agreement dated as of July 11, 2007 between Jones Apparel Group, Inc. and John T. McClain (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated July 11, 2007).†
10.21	Amended and Restated Stock Purchase Agreement dated August 8, 2007 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Barneys New York, Inc., Istithmar Bentley Holding Co. and Istithmar Bentley Acquisition Co. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated August 8, 2007).
10.22	Master Confirmation dated September 6, 2007 between Jones Apparel Group, Inc. and Goldman, Sachs & Co. relating to accelerated stock repurchase agreement (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated September 6, 2007).
10.23	Supplemental Confirmation dated September 6, 2007 between Jones Apparel Group, Inc. and Goldman, Sachs & Co. relating to accelerated stock repurchase agreement (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated September 6, 2007).#
10.24	Amendment No. 2 dated December 10, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.39 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007).†
10.25	Credit Agreement, dated as of May 13, 2009, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Jones Retail Corporation, Nine West Footwear Corporation, Energie Knitwear, Inc., Jones Investment Co. Inc., Jones Jeanswear Group, Inc., L.E.I. Group, Inc., Nine West Development Corporation and Victoria + Co Ltd., as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian administrative agent, JPMorgan Chase Bank, N.A. and General Electric Capital Corporation, as joint collateral agents, Citibank, N.A., as syndication agent, and Bank of America, N.A., Wachovia Bank, National Association and SunTrust Bank, as documentation agents (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated July 30, 2010).
10.26	Amendment No. 1, dated as of June 2, 2009, to Buying Agency Agreement between Nine West Footwear Corporation and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009).
10.27	The Jones Group Inc. 2009 Long Term Incentive Plan, as amended (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.32 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.28	Form of Section 409A Amendment to Employment Agreement (incorporated by reference to Exhibit 10.43 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009).†
10.29	Amendment No. 2 dated December 8, 2009 to Employment Agreement between Jones Apparel Group, Inc. and John T. McClain dated as of July 11, 2007 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated December 8, 2009).†
10.30	Form of Agreement Evidencing Restricted Stock Awards Under the 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10.35 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.31	Form of Agreement Evidencing Restricted Stock Awards for Outside Directors Under the 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10.36 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.32	Employment Agreement dated as of January 31, 2010, between Jones Apparel Group, Inc. and Richard Dickson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated January 31, 2010). †

Exhibit No.	Description of Exhibit[1]
10.33	Amendment No. 6 dated as of February 9, 2010 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 9, 2010).†
10.34	Amendment No. 4 dated as of February 9, 2010 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated February 9, 2010).†
10.35	Amendment No. 1 and Consent to Credit Agreement, dated as of May 5, 2010, by and among Jones Apparel Group, Inc., JAG Footwear, Accessories and Retail Corporation, the other borrowers and subsidiaries party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, and JPMorgan Chase Bank, N.A., Toronto Branch, as the administrative agent for the Canadian lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated May 5, 2010).
10.36	Amendment No. 2 to Credit Agreement and Other Loan Documents, dated as of June 29, 2010, by and among Jones Apparel Group, Inc., the other borrowers and subsidiaries party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as the administrative agent for the lenders, and JPMorgan Chase Bank, N.A., Toronto Branch, as the administrative agent for the Canadian lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated June 29, 2010).
10.37	Amendment No. 1 to Employment Agreement dated as of February 8, 2011 between The Jones Group Inc. and Richard Dickson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 8, 2011).†
10.38	Amendment No. 2 dated March 28, 2011 to Buying Agency Agreement between JAG Footwear, Accessories and Retail Corporation (as successor in interest to Nine West Footwear Corporation) and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 10-Q for the fiscal quarter ended April 2, 2011).
10.39	Amended and Restated Credit Agreement and Other Loan Documents, dated as of April 28, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Jewelry Group, Inc., Jones Investment Co. Inc., Jones Jeanswear Group, Inc. and Nine West Development Corporation, as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian administrative agent, J.P. Morgan Europe Limited as European administrative agent and European collateral agent, JPMorgan Chase Bank, N.A. as U.S. collateral agent, Citibank, N.A., as syndication agent, and Bank of America, N.A., Wells Fargo Bank, National Association and SunTrust Bank, as documentation agents (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 28, 2011).
10.40	Amendment No. 3 dated as of July 8, 2011 to the Buying Agency Agreement between JAG Footwear, Accessories and Retail Corporation and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated July 8, 2011).
10.41	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of July 12, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Investment Co. Inc., Jones Jeanswear Group, Inc., Nine West Development Corporation and Jones Jewelry Group, Inc., as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the international lenders, and J.P. Morgan Europe Limited as administrative agent for the international lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 10-Q for the fiscal quarter ended July 2, 2011).

Exhibit No.	Description of Exhibit[1]
10.42	Amendment No. 2 to Amended and Restated Credit Agreement, dated as of December 1, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Investment Co. Inc., Jones Jeanswear Group, Inc., Nine West Development Corporation and Jones Jewelry Group, Inc., as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the international lenders, and J.P. Morgan Europe Limited as administrative agent for the international lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated December 1, 2011).
10.43*	Employment Agreement dated December 5, 2007 between Jones Apparel Group, Inc. and Christopher R. Cade. †
10.44*	Amendment No. 1 dated July 18, 2008 to Employment Agreement between Jones Apparel Group, Inc. and Christopher R. Cade.†
10.45*	Amendment No. 2 dated October 4, 2010 to Employment Agreement between Jones Apparel Group, Inc. and Christopher R. Cade. †
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries.
23*	Consent of BDO USA, LLP.
31*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32♦	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

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1 Exhibits filed with Forms 10-K, 10-Q, 8-K or Schedule 14A of The Jones Group Inc. were filed under SEC File No. 001-10746.

* Filed herewith.

♦ Furnished herewith.

\# Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.

† Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

THE JONES GROUP INC.

Annual Report on Form 10-K

For the Year Ended December 31, 2011

SCHEDULES AND EXHIBITS

The schedules and exhibits to this annual report are listed and briefly described in the Index to Financial Statement Schedules and the Exhibit Index (pages 113 - 118). We will furnish any or all of these schedules or exhibits upon the payment of 25¢ per page ($10.00 minimum). Any request for schedules and exhibits should be addressed to John T. McClain, Chief Financial Officer, The Jones Group Inc., 1411 Broadway, New York New York 10018. The request should state which schedules and exhibits are desired, should state that the person making such request was a stockholder on March 21, 2012, and should be accompanied by a remittance payable to The Jones Group Inc. in the correct amount (at least $10.00). The Schedules and Exhibits may also be obtained from the electronic filing copy of this document contained in the Securities and Exchange Commission's EDGAR system at www.sec.gov.

THEJONESGROUP



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